PROSPECTUS SUPPLEMENT                        Filed Pursuant to Rule 424(b)(3) of
                                             the Rules and Regulations Under the
(To Prospectus dated June 7, 1999,           Securities Act of 1933
and to the Prospectus Supplements dated
July 22, 1999, August 11, 1999,
September 3, 1999, October 5, 1999,         Registration Statement No. 333-63563
November 12, 1999, December
28, 1999, and February 24, 2000)


                               INSILCO HOLDING CO.

                                  COMMON STOCK
                       WARRANTS TO PURCHASE COMMON STOCK
                          PAY-IN-KIND PREFERRED STOCK


                        ---------------------------------


RECENT DEVELOPMENTS

         Attached hereto and incorporated by reference herein are the Forms 8-K of Insilco Holding Co. dated February 11, 2000, filed with the Securities and Exchange Commission ("SEC") on February 25, 2000, and dated February 17, 2000, filed with the SEC on March 1, 2000.


                        ---------------------------------


         This Prospectus Supplement, together with the Prospectus, is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sale of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions.


March 3, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        DATE OF REPORT: FEBRUARY 11, 2000



                               INSILCO HOLDING CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




     Delaware                        0-24813                    06-1158291
  --------------              ---------------------       ---------------------
 (STATE OR OTHER              (COMMISSION FILE NO.)           (IRS EMPLOYER
 JURISDICTION OF                                          IDENTIFICATION NUMBER)
INCORPORATION OR
  ORGANIZATION)


                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                       INCLUDING AREA CODE OF REGISTRANTS
                          PRINCIPAL EXECUTIVE OFFICES)

ITEM 2.    ACQUISITION OR DISPOSITION OF ASSETS

           On February 11, 2000, Insilco Holding Co. through its wholly-owned subsidiary Insilco Corporation, sold its publishing business, Taylor Publishing company to TP Acquisition Corp., a newly created, wholly-owned subsidiary of Castle Harlan Partners III, L.P., for gross proceeds of approximately $93.5 million, less transaction costs and subject to adjustment for working capital and other post closing items. The net proceeds will be utilized to reduce the outstanding principal of Insilco Corporation's Credit Facility and/or fund future acquisitions.

           This transaction was accomplished through arms length negotiations between Insilco Corporation management and Castle Harlan Partners III, L.P. management.

           The Company's press release issued February 11, 2000 is attached as an exhibit and is incorporated herein by reference.

ITEM 7.    FINANCIAL STATEMENTS AND EXHIBITS.

     (a)   Financial Statements of Business Acquired
           -----------------------------------------
           Not applicable.

     (b)   Pro Forma financial Information
           -------------------------------
           The following unaudited pro forma condensed consolidated financial statements are filed with this report:

                Pro Forma Condensed Consolidated Balance
                Sheet as of September 30, 1999                        Page F-1

                Pro Forma Condensed Consolidated Statement
                Of Operations
                      Nine months ended September 30, 1999            Page F-2
                      Year ended December 31, 1998                    Page F-3

     The following pro forma unaudited condensed balance sheet as of September 30, 1999 presents the estimated impact of the sale of the Taylor Publishing Company as discussed in Item 2 on the Company's consolidated financial position assuming such sale had occurred at September 30, 1999. The following pro forma unaudited condensed consolidated statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 present the estimated impact of the sale of the Taylor Publishing Company on the Company's historical consolidated statements of operations as if such sale had occurred at the beginning of the applicable period. The nonrecurring transactions related directly to the sale are excluded from the pro forma statements of operations. The significant assumptions utilized for the pro forma financial statements include: (i) the net proceeds will be utilized to reduce the outstanding debt described above; (ii) the interest rates for the outstanding debt are based upon the weighted average rates during the applicable period and (iii) income tax expense (benefit) attributable to the pro forma transactions is provided at the statutory tax rate.

     The unaudited pro forma condensed consolidated financial statements have been prepared by the Company based upon assumptions deemed proper. The unaudited pro forma condensed consolidated financial statements presented herein are shown for illustrative purposes only and are not necessarily indicative of the future financial position or future results of operations of the Company or of the financial position or results of operations that would have actually occurred had the transaction been in effect as of the date or for the periods presented.

     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes of the Company.



     (c)   Exhibits.
           ---------

           EXHIBIT NO.                  DESCRIPTION

             2 (a) Merger agreement dated December 17, 1999 by and among Insilco Corporation, Taylor Publishing Company, and TP Acquisition Corp.

            99 (a)        Press release of the Company issued February 11, 2000.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                               INSILCO HOLDING CO.
                               ----------------------------
                               Registrant



Date: February 11, 2000        By: /s/ MICHAEL R. ELIA
                               ----------------------------
                               Michael R. Elia
                               Senior Vice President and Chief Financial
                               Officer, Treasurer and Secretary

                                  EXHIBIT INDEX





           EXHIBIT NO.                  DESCRIPTION

             2 (a) Merger agreement dated December 17, 1999 by and among Insilco Corporation, Taylor Publishing Company and TP Acquisition Corp.

            99 (a)        Press release of the Company issued February 11, 2000.

                      INSILCO HOLDING CO. AND SUBSIDIARIES

            Unaudited Pro Forma Condensed Consolidated Balance Sheet
                            As of September 30, 1999
                                 (In thousands)

                                                                          a)
                                                                      Adjustment
                                                                    to Record Sale,
                                                                     Net Proceeds     Pro
                                                        Historical   and Interest    Forma
                                                        ----------   ------------  ---------
                            ASSETS
Current assets
       Cash and cash equivalents                         $  14,735            2       14,737
       Trade receivables, net                               95,188      (18,849)      76,339
       Other receivables                                    11,570       (4,155)       7,415
       Inventories                                          64,381       (8,577)      55,804
       Deferred tax asset                                    1,965       (1,965)        --
       Prepaid expenses and other                            4,563       (1,638)       2,925
                                                         ---------    ---------    ---------
         Total current assets                              192,402      (35,182)     157,220

Property, plant and equipment                              125,048      (11,659)     113,389
Deferred tax asset                                           8,889       (6,647)       2,242
Other assets                                                49,485       (1,329)      48,156
                                                         ---------    ---------    ---------
         Total assets                                    $ 375,824      (54,817)     321,007
                                                         =========    =========    =========

                  LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities
       Current portion of long-term debt                 $   1,264         --          1,264
       Accounts payable                                     38,581       (2,912)      35,669
       Accrued expenses and other                           55,113      (21,925)      33,188
                                                         ---------    ---------    ---------
         Total current liabilities                          94,958      (24,837)      70,121

Long-term debt, excluding current portion                  435,438      (89,113)     346,325
Other long-term obligations, excluding current portion      46,902         (720)      46,182
Stockholders' (deficit)
       Minority Interest                                       100         --            100
       PIK Preferred Stock                                  38,525         --         38,525
       Stockholders' (deficit)                            (240,099)      59,853     (180,246)
                                                         ---------    ---------    ---------
         Total liabilities and stockholders' (deficit)   $ 375,824      (54,817)     321,007
                                                         =========    =========    =========

       a) To reflect removal of Taylor Publishing Company's September 30, 1999 balance sheet and reflect paydown of debt with the net proceeds of $89.1 million.

                      INSILCO HOLDING CO. AND SUBSIDIARIES

       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                      Nine Months Ended September 30, 1999
                      (In thousands, except per share data)

                                                                    Net Proceeds
                                                         Taylor     and Interest     Pro
                                          Historical   Operations   Adjustments     Forma
                                           ---------    ---------    ---------    ---------
Net sales                                  $ 449,590      (92,047)        --        357,543
Cost of goods sold                           327,216      (50,550)        --        276,666
Depreciation and amortization                 17,507       (3,003)        --         14,504
Selling, general and administrative           75,515      (29,648)        (175)a)    45,692
Restructuring Charge                           6,532         --           --          6,532
                                           ---------    ---------    ---------    ---------

        Operating income                      22,820       (8,846)         175       14,149

Other Income (expense):
      Interest expense                       (35,702)         505        5,352 b)   (29,845)
      Interest income                            347         --           --            347
      Equity in net income of Thermalex        2,596         --           --          2,596
      Other income, net                       10,142          297         --         10,439
                                           ---------    ---------    ---------    ---------
        Income from continuing
        operations before income taxes           203       (8,044)       5,527       (2,314)

Income tax (expense) benefit                   1,510        2,896 c)    (1,990)c)     2,416
                                           ---------    ---------    ---------    ---------

        Net income                             1,713       (5,148)       3,537          102

Preferred stock dividend                      (4,431)        --           --         (4,431)
                                           ---------    ---------    ---------    ---------

        Net loss available to common       $  (2,718)      (5,148)       3,537       (4,329)
                                           =========    =========    =========    =========

Basic loss available per common share:
      Loss per share available to common   $   (1.87)                                 (2.98)

      Basic shares                             1,455                                  1,455

Diluted loss available per common share:
      Loss per share available to common   $   (1.87)                                 (2.98)

      Diluted shares                           1,455                                  1,455

      a)  To remove legal fees related to the Jostens antitrust lawsuit.

      b) To reflect decrease in interest expense resulting from the debt paydown on Insilco's credit facility from the proceeds of the sale. Interest is calculated on the net proceeds of $89.1 million using an assumed interest rate of 8 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $83,619 and $53,517 before and after taxes, respectively.

      c) To reflect the tax effect of Taylor operations and the pro forma adjustments at a statutory rate, 34 percent for federal and 2 percent for state.

                      INSILCO HOLDING CO. AND SUBSIDIARIES

       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                          Year Ended December 31, 1998
                      (In thousands, except per share data)

                                                                    Net Proceeds
                                                         Taylor     and Interest     Pro
                                          Historical   Operations   Adjustments     Forma
                                           ---------    ---------    ---------    ---------
Net sales                                  $ 535,629     (101,325)        --        434,304
Cost of goods sold                           383,269      (61,167)        --        322,102
Depreciation and amortization                 20,159       (3,319)        --         16,840
Selling, general and administrative           91,488      (33,296)        (682)a)    57,510
Merger Expenses                               25,529         --           --         25,529
Severance and write-downs                      2,542         --           --          2,542
                                           ---------    ---------    ---------    ---------
        Operating income                      12,642       (3,543)         682        9,781

Other Income (expense):
     Interest expense                        (32,894)         610        5,782 b)   (26,502)
     Interest income                             979         --           --            979
     Equity in net income of Thermalex         2,850         --           --          2,850
     Other income, net                         3,027          713         --          3,740
                                           ---------    ---------    ---------    ---------
        Income from continuing
        operations before income taxes       (13,396)      (2,220)       6,464       (9,152)

Income tax (expense) benefit                   1,253          799 c)    (2,327)c)      (275)
                                           ---------    ---------    ---------    ---------
     Net income (loss)                       (12,143)      (1,421)       4,137       (9,427)

Preferred stock dividend                      (2,044)        --           --         (2,044)
                                           ---------    ---------    ---------    ---------
     Net loss available to common          $ (14,187)      (1,421)       4,137      (11,471)
                                           =========    =========    =========    =========

Basic loss available per common share:
     Loss per share available to common    $   (4.49)                                 (3.63)

     Basic shares                              3,161                                  3,161

Diluted loss available per common share:
     Loss per share available to common    $   (4.49)                                 (3.63)

     Diluted shares                            3,161                                  3,161

      a)  To remove legal fees related to the Jostens antitrust lawsuit.

      b) To reflect decrease in interest expense resulting from the debt paydown on Insilco's credit facility from the proceeds of the sale. Interest is calculated on the weighted average proceeds of $82.6 million (adjusted for seasonal working capital fluctuations) using a rate of 7 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $103,241 and $66,074 before and after taxes, respectively.

      c) To reflect the tax effect of Taylor operations and the pro forma adjustments at a statutory rate, 34 percent for federal and 2 percent for state.

                                                                   EXHIBIT 2 (A)
                                                                   -------------

                                                                  EXECUTION COPY






                               PURCHASE AGREEMENT,

                         dated as of December 17, 1999,

                                      among

                              INSILCO CORPORATION,

                            TAYLOR PUBLISHING COMPANY

                                       AND

                              TP ACQUISITION CORP.

                                TABLE OF CONTENTS

ARTICLE I DEFINITIONS........................................................  1
ARTICLE II CLOSING........................................................... 10
   2.1      Closing.......................................................... 10
   2.2      Proceedings at Closing........................................... 10
ARTICLE III CONSIDERATION.................................................... 11
   3.1      Amount and Form of Consideration................................. 11
   3.2      Payment of Consideration......................................... 11
   3.3      Working Capital Purchase Price Adjustment........................ 11
ARTICLE IV................................................................... 13
   4.1      Organization; Power and Authority................................ 13
   4.2      Authorizations; Execution and Validity........................... 13
   4.3      Capitalization................................................... 13
   4.4      Financial Statements............................................. 14
   4.5      Consents......................................................... 14
   4.6      No Defaults or Covenants......................................... 14
   4.7      Owned Real Property.............................................. 14
   4.8      Leased Real Property............................................. 15
   4.9      Condition and Sufficiency of Assets.............................. 15
   4.10     Insurance........................................................ 15
   4.11     Contracts........................................................ 16
   4.12     Intentionally Left Blank......................................... 17
   4.13     Litigation; Orders............................................... 18
   4.14     Environmental Laws............................................... 18
   4.15     Patents, Trademarks and Similar Rights........................... 18
   4.16     Employees........................................................ 20
   4.17     Company Plans.................................................... 20
   4.18     Taxes............................................................ 22
   4.19     Title to Shares and the Limited Partner Interest................. 23
   4.20     Fees............................................................. 23
   4.21     Absence of Certain Changes or Events............................. 23
   4.22     Permits.......................................................... 25
   4.23     Inventories...................................................... 25
   4.24     Accounts Receivable.............................................. 26
   4.25     Compliance with Laws............................................. 26
   4.26     Transactions with Related Parties................................ 26
   4.27     Undisclosed Liabilities.......................................... 26
   4.28     Suppliers........................................................ 27
   4.29     Year 2000........................................................ 27
   4.30     Sales Representatives............................................ 27
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYERS........................... 27
   5.1      Organization and Good Standing................................... 27
   5.2      Authorization of Agreement....................................... 27
   5.3      Conflicts, Consents of Third Parties............................. 28
   5.4      Litigation....................................................... 28

   5.5      Investment Intent; Sophisticated Buyer........................... 28
   5.6      Financing........................................................ 28
   5.7      Brokers.......................................................... 29
ARTICLE VI COVENANTS OF TPC AND SELLER....................................... 29
   6.1      Access to Documents; Opportunity to Ask Questions................ 29
   6.2      Conduct of Business.............................................. 29
   6.3      Further Actions.................................................. 30
   6.4      HSR Act Compliance............................................... 30
   6.5      No Breach of Representations and Warranties...................... 30
   6.6      Consents......................................................... 31
   6.7      Notification of Certain Matters.................................. 31
   6.8      No Solicitation.................................................. 31
   6.9      Non-competition.................................................. 32
   6.10     Release of Liens and Guaranty.................................... 32
   6.11     Access to Insurance Coverage..................................... 32
ARTICLE VII COVENANTS OF BUYERS.............................................. 33
   7.1      No Breach of Representations and Warranties...................... 33
   7.2      Seller's Access to Documents; Preservation of Books and Records.. 33
   7.3      HSR Act Compliance............................................... 33
   7.4      Further Actions.................................................. 33
   7.5      Release of Guarantees............................................ 34
   7.6      Notification of Certain Matters.................................. 34
   7.7      Return of Information............................................ 34
   7.8      Consents......................................................... 34
   7.9      Financing........................................................ 34
ARTICLE VIII CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS..................... 34
   8.1      Accuracy of Representations and Warranties....................... 34
   8.2      Performance of Covenants......................................... 35
   8.3      Hart-Scott-Rodino................................................ 35
   8.4      No Order......................................................... 35
   8.5      Officers' Certificates........................................... 35
   8.6      Delivery of Certificates......................................... 35
   8.7      Certified Resolutions............................................ 35
   8.8      Employment and Non-Competition Agreements........................ 35
   8.9      Consents......................................................... 35
   8.10     Opinion of Counsel for Seller and TPC............................ 36
   8.11     Financing........................................................ 36
   8.12     FIRPTA Affidavit................................................. 36
   8.13     Indebtedness..................................................... 36
   8.14     Release of Certain Liens......................................... 36
   8.15     Material Adverse Change.......................................... 36
ARTICLE IX CONDITIONS PRECEDENT TO SELLER'S AND TPC'S OBLIGATIONS............ 37
   9.1      Accuracy of Representations and Warranties....................... 37
   9.2      Performance of Covenants......................................... 37
   9.3      No Order......................................................... 37
   9.4      Officer's Certificate............................................ 37
   9.5      Certified Resolutions............................................ 37

   9.6      Hart-Scott-Rodino................................................ 37
   9.7      Delivery of Purchase Price....................................... 37
   9.8      Consents......................................................... 37
   9.9      Opinion of Counsel for Buyer..................................... 38
ARTICLE X DELIVERIES AT CLOSING.............................................. 38
   10.1     Deliveries by Seller to Buyer.................................... 38
   10.2     Deliveries by Buyer to Seller.................................... 38
ARTICLE XI COVENANTS REGARDING EMPLOYEES..................................... 39
   11.1     Employment....................................................... 39
   11.2     Benefit Plans.................................................... 39
   11.3     Employee Liabilities............................................. 40
   11.4     Severance........................................................ 40
   11.5     401(k) Plan...................................................... 40
   11.6     Insilco Pension Plan............................................. 40
ARTICLE XII TAXES AND LITIGATION............................................. 41
   12.1     Tax Returns and Payments......................................... 41
   12.2     Refunds.......................................................... 42
   12.3     Cooperation...................................................... 43
   12.4     Buyer's Taxes.................................................... 43
   12.5     Miscellaneous.................................................... 43
   12.6     Section 338(h)(10) Election Section 754 Election................. 43
   12.7     Jostens Lawsuit.................................................. 44
ARTICLE XIII TERMINATION..................................................... 45
   13.1     Termination of Agreement......................................... 45
   13.2     Effect of Termination............................................ 45
ARTICLE XIV INDEMNIFICATION.................................................. 46
   14.1     Seller Indemnification........................................... 46
   14.2     Buyer Indemnification............................................ 46
   14.3     Indemnification Procedures....................................... 46
   14.4     Limits on Indemnification........................................ 48
   14.5     Inapplicability to Taxes......................................... 48
   14.6     Environmental Indemnification.................................... 48
ARTICLE XV GENERAL........................................................... 54
   15.1     Amendments....................................................... 54
   15.2     Waivers.......................................................... 54
   15.3     Notices.......................................................... 54
   15.4     Successors and Assigns; Parties in Interest...................... 55
   15.5     Severability..................................................... 55
   15.6     Entire Agreement................................................. 56
   15.7     Governing Law.................................................... 56
   15.8     Remedies......................................................... 56
   15.9     Arbitration...................................................... 56
   15.10    Expenses......................................................... 57
   15.11    Release of Information; Confidentiality.......................... 57
   15.12    Certain Construction Rules....................................... 57
   15.13    Counterparts..................................................... 58
   15.14    Survival......................................................... 58

                               PURCHASE AGREEMENT

                  THIS PURCHASE AGREEMENT, dated as of December 17, 1999 (this "Agreement"), is entered into by and between TP Acquisition Corp., a Delaware corporation ("Buyer"), Insilco Corporation, a Delaware corporation ("Seller") and Taylor Publishing Company, a Delaware corporation ("TPC").

                  WHEREAS, Seller is the owner of all of the outstanding shares of capital stock (collectively the "Shares") of TPC;

                  WHEREAS, TPC conducts substantially all of its production business activities through Taylor Production Services Company, L.P., a Delaware limited partnership (the "Partnership" and, collectively with TPC, the "Company");

                  WHEREAS, TPC owns a 99% general partner interest in the Partnership and Seller owns a 1% limited partner interest in the Partnership (the "Limited Partner Interest");

                  WHEREAS, Castle Harlan Partners III, L.P., a Delaware limited partnership ("Castle Harlan"), has delivered the Buyer Guaranty Agreement (as defined herein); and

                  WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, on the terms and subject to the conditions set forth in this Agreement, all of the Shares and the Limited Partner Interest.

                  NOW, THEREFORE, in consideration of the mutual agreements, representations and warranties contained herein, and subject to the conditions contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

                  As used in this Agreement:

                  "338 Election" has the meaning specified in Section 12.6(a).

                  "Affiliate" means, as to any Person, (a) any subsidiary of such Person and (b) any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person and includes, in the case of a Person other than an individual, each officer or director or general partner or member of such Person, and each Person who is the beneficial owner of 10% or more of such Person's outstanding stock having ordinary voting power of such Person. For the purposes of this definition, "control" means the possession of the power to direct or cause the direction of management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Affiliated Group" has the meaning specified in Section
4.18(a).

                  "Aggregate Threshold Amount" has the meaning specified in
Section 14.6(d).

                  "Agreement" has the meaning specified in the preamble hereof.

                  "Approved Environmental Consultant" has the meaning specified in Section 14.6(b)(ii).

                  "Audited Financial Statements" has the meaning specified in
Section 4.4.

                  "Basket Amount" has the meaning specified in Section 14.4(a).

                  "Books and Records" has the meaning specified in Section
7.2(a).

                  "Business Intellectual Property" means the Owned Intellectual Property and the Licensed Intellectual Property.

                  "Business Trade Secrets" has the meaning specified in Section 4.15(h).

                  "Buyer" has the meaning specified in the preamble hereof.

                  "Buyer Confidentiality Agreement" means the Confidentiality Agreement, dated April 27, 1999, between Seller and Castle Harlan.

                  "Buyer Guaranty Agreement" means the Letter Agreement executed by Castle Harlan and delivered simultaneous with the execution of this Agreement whereby Castle Harlan is providing a guaranty of Buyer's obligations contained in this Agreement or any Buyer Transaction Agreement to the limited extent set forth in such Letter Agreement.

                  "Buyer Transaction Agreements" means this Agreement, the Buyer Guaranty Agreement and the agreements, instruments, documents and certificates to be executed at the Closing by Buyer pursuant to Section 10.2 of this Agreement.

                  "Cash Management Practices" has the meaning specified in
Section 4.21.

                  "Castle Harlan" has the meaning specified in the preamble hereof.

                  "Castle Harlan Letter" has the meaning specified in Section 5.6(b).

                  "Closing" has the meaning specified in Section 2.1.

                  "Closing Balance Sheet" means the balance sheet of the Company as of the Closing Date, prepared pursuant to Section 3.3.

                  "Closing Date" has the meaning specified in Section 2.1.

                  "Closing Working Capital" means the Working Capital of the Company as of the Closing Date as shown on the Closing Balance Sheet.

                  "Code" means the Internal Revenue Code of 1986, as amended.

                  "Common Stock" means the common stock, par value $1.00 per share, of TPC.

                  "Company" has the meaning specified in the preamble hereof.

                  "Company Business" has the meaning specified in Section
6.9(a).

                  "Company Plan" has the meaning specified in Section 4.17(a).

                  "Company's Knowledge" means the actual knowledge, without specific inquiry, of Craig Van Pelt, Stephen Kreider, Bill Cheney, Keith Lewis and George Olsen.

                  "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

                  "Current Software" means that Software identified as Vision 2000 and Ultravision, including without limitation, all updates, upgrades, versions or releases thereof.

                  "Debt Financing" has the meaning specified in Section 5.6(a).

                  "Dispute Notice" has the meaning specified in Section 3.3(c).

                  "Dispute Notification" has the meaning specified in Section 14.6(b)(iv).

                  "Disputed Item" has the meaning specified in Section 3.3(c).

                  "Employee(s)" means employees of the Company who are employed by the Company, including any person on disability or leave of absence.

                  "Employee Benefit Plan" means any "employee benefit plan" within the meaning of Section 3(3) of ERISA, which is sponsored, maintained or contributed to by the Company, or which is sponsored, maintained or contributed to by Seller for the benefit of Employees of the Company, other than a "multiemployer plan", as defined in Sections 3(37) and 4001(a)(3) of ERISA.

                  "Environmental Claims" means any written complaint, summons, citation, notice, directive, order or claim, or any litigation, investigation, judicial or administrative proceeding or judgment, from or by any governmental agency, department, bureau, office or other authority, or any third party asserting or finding violations of Environmental Laws or Releases of Hazardous Materials from (i) any assets, properties or businesses of the Company or any corporate predecessor in interest for which the Company would be liable; (ii) adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Materials generated by the Company or any corporate predecessor in interest for which the Company would be liable.

                  "Environmental Law" means any law concerning Releases into any part of the indoor or outdoor environment, or activities that might result in damage to the indoor or outdoor environment, or any law that is concerned in whole or in part with the indoor or outdoor environment and with protecting or improving the quality of the indoor or outdoor environment and protecting public and employee health and safety and includes, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C.ss.9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C.ss. 1801 et seq.), the Resource Conversation and Recovery Act (42 U. S. C.ss.6901 et seq.), the Clean Water Act (33 U. S. C.ss.7401 et seq.), the Toxic Substances Control Act (15 U.S.C.ss.2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C.ss.136 et seq.), and the Occupational Safety and Health Act (29 U.S.C.ss.651 et seq.) ("OSHA"), as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and any and all analogous federal, state or local statutes, ordinances and regulations imposing liability or establishing standards of conduct for the protection of the environment.

                  "Environmental Permit" means any Permit, approval, variance or permission required or exemption granted under any applicable Environmental Law and all supporting documents associated therewith.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                  "Final Allocation" has the meaning specified in Section
12.6(a).

                  "Financial Statements" has the meaning specified in Section
4.4.

                  "Four Digit Year Format" means a format that allows entry and processing of a four-digit year date where the first two digits designate the century and the second two digits designate the year within the century.

                  "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board.

                  "Governmental Authority" means any federal, state, local or foreign government or governmental regulatory body and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

                  "Guaranty" means any guaranty or other obligation or liability of TPC or the Partnership pursuant to the Insilco Credit Agreement or the Insilco 12% Notes.

                  "Guaranty Contracts" has the meaning specified in Section 7.5.

                  "Hazardous Materials" means (a) any element, compound or chemical that is defined, listed or otherwise classified as a toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, or special waste, under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls; (d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials, building components (including but not limited to asbestos-containing materials) and manufactured products containing Hazardous Materials.

                  "Hourly Pension Plan" has the meaning specified in Section
11.2.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                  "Indemnified Party" has the meaning specified in Section 14.3(a).

                  "Indemnifying Party" has the meaning specified in Section 14.3(a).

                  "Independent Accountant" means KPMG or such other independent accounting firm of international standing jointly selected by Buyer and Seller (it being agreed that the work to be performed shall, if performed by KPMG, be performed by its Dallas office).

                  "Individual Threshold Amount" has the meaning specified in
Section 14.6(d).

                  "Insilco 12% Notes" means the 12% Series B Senior Subordinated Notes of Seller due 2007 as well as financing, security and other agreements related thereto.

                  "Insilco 401(k) Plan" has the meaning specified in Section
11.5.

                  "Insilco Credit Agreement" means that certain Credit Agreement, dated as of October 21, 1994, by and among Seller, Citicorp USA, Inc. and Pearl Street L.P. as Co-Agents, Citicorp USA, Inc. as Administrative Agent, and the institutions from time to time a party thereto as lenders or issuing banks, as well as all amendments thereto and all security agreements relating thereto.

                  "Insilco Pension Plan" has the meaning specified in Section 11.6(a).

                  "Insilco Plan Participants" has the meaning specified in
Section 11.6(a).

                  "Intellectual Property" means all foreign and domestic (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a's, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all extensions, modifications and renewals of same (collectively, "Trademarks"); (ii) inventions, discoveries and ideas, whether patentable or not, and all patents, registrations, and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues (collectively, "Patents"); (iii) confidential and proprietary information, trade secrets and know-how, including processes, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists; (iv) published and unpublished works of authorship, whether copyrightable or not, copyright rights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, "Copyrights"); and (v) all other intellectual property or proprietary rights, including, but not limited to, any Intellectual Property rights in the Current Software and the Legacy Software.

                  "Intellectual Property Licenses" means all signed written license agreements granting permission to use any of the Business Intellectual Property, including without limitation agreements granting the Company rights to use the Licensed Intellectual Property and the Technology Systems (or components thereof), agreements granting rights to use the Owned Intellectual Property, Trademark coexistence agreements, Trademark consent agreements and nonassertion agreements.

                  "Jostens Lawsuit" has the meaning set forth in Section 12.7.

                  "Law" means any federal, state, local or foreign law, statute, rule, ordinance, code or regulation.

                  "Leap Year" means a year during which an additional calendar day is recognized in February (February 29th). A Leap Year occurs for each year that is divisible without remainder by the number four (4), except that a year that is divisible by the number 100 is not a Leap Year (unless it is also divisible without remainder by the number 400). The year 2000 is a Leap Year.

                  "Legacy Software" means Software, other than the Current Software, that was licensed or sold to third parties by the Company to aid in the production of yearbooks.

                  "Legal Proceeding" means any judicial, administrative or arbitral action, suit, proceeding (public or private), litigation, complaint, claim or governmental proceeding.

                  "Lender Letter" has the meaning specified in Section 5.6(a).

                  "Licensed Intellectual Property" means the Intellectual Property rights that the Company is licensed or otherwise permitted by other Persons to use.

                  "Lien" means any lien, pledge, mortgage, deed of trust, security interest, attachment, right of first refusal, option, claim, easement, covenant, encroachment, title defect or any other encumbrance whatsoever.

                  "Limited Partner Interest" has the meaning specified in the preamble hereof.

                  "Losses" has the meaning specified in Section 14.1.

                  "Lowest Cost Response" has the meaning specified in Section 14.3(c).

                  "Material Contract" has the meaning specified in Section 4.11(a).

                  "Material Sales Representatives" has the meaning specified in
Section 4.30.

                  "Material Suppliers" has the meaning specified in Section
4.28.

                  "Modified Allocation" has the meaning specified in Section 12.6(a).

                  "Non-Competition Period" has the meaning specified in Section 6.9(a).

                  "Non-Responding Party" has the meaning specified in Section 14.6(b)(ii).

                  "Order" means any order, judgment, injunction, ruling, writ, award or decree specifically identified by its terms as applicable to the Company.

                  "Owned Intellectual Property" means Intellectual Property owned by the Company.

                  "Owned Real Property" has the meaning specified in Section
4.7.

                  "Partnership" has the meaning specified in the preamble hereof.

                  "PBGC" has the meaning specified in Section 4.17(d).

                  "Permit" means any permit, license, certificate (including a certificate of occupancy) registration, authorization, application, filing, notice, qualification, waiver of any of the foregoing or approval of a Governmental Authority.

                  "Permitted Liens" means: (a) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which adequate reserves have been established in accordance with GAAP, (b) workers', repairmen's, and similar Liens imposed by Law that have been incurred in the ordinary course of business consistent with past practices relating to obligations as to which there is no material default on the part of the Company, (c) retention of title agreements with suppliers entered into in the ordinary course of business, (d) the rights of customers to customer deposits, (e) Liens securing indebtedness arising under the Insilco Credit Agreement and other Liens that are to be released concurrently with or prior to the Closing, and (f) Liens and other title defects that do not materially impair the value or continued use as currently conducted of the assets to which they relate.

                  "Person" means any natural person, corporation, partnership, limited liability company, trust, unincorporated organization, Governmental Authority, or other entity.

                  "Pre-Closing Taxes" has the meaning specified in Section 12.1(c)(i).

                  "Preliminary Closing Working Capital" has the meaning specified in Section 3.3(a).

                  "Proposed Allocation" has the meaning specified in Section 12.6(a).

                  "Real Property Leases" has the meaning specified in Section 4.8(a).

                  "Registered" means issued, registered, renewed or the subject of a pending application.

                  "Related Party" means (i) any Affiliate of Seller, TPC or the Partnership, or (ii) except for any non-natural equity holder of Seller, any grandparent, parent, brother, sister, child or spouse of any such Affiliate.

                  "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the Company including, without limitation, the movement of any Hazardous Material or other substance through or in the air, soil, surface water, groundwater or property, but excluding any release, emission or discharge authorized under any Environmental Permit or provision of Environmental Law.

                  "Remedial Action" means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, or evaluate Hazardous Materials in the environment; (ii) bring any Facility into compliance with Environmental Law, including but not limited to installing any air emission control equipment required by a Governmental Authority or Environmental Law;
(iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) prevent or minimize a Release or threatened Release so they do not migrate, endanger or threaten to endanger public health or welfare or the environment; (v) any other actions authorized by 42 U.S.C. ss.9601(24). Notwithstanding the foregoing, any surface or subsurface assessment or investigation performed by Buyer prior to the identification of a Seller Environmental Liability, unless an Environmental Law requires such assessment or investigation or a Governmental Authority expressly requires such assessment or investigation, shall not be considered "Remedial Action" and the costs associated therewith shall not be "Losses" hereunder.

                  "Remedial Action Plan" has the meaning specified in Section 14.6(b)(ii).

                  "Representatives" has the meaning specified in Section 6.1.

                  "Resolution Period" has the meaning specified in Section
3.3(d).

                  "Responding Party" has the meaning specified in Section 14.6(b)(ii).

                  "Rules" has the meaning specified in Section 15.9.

                  "Schedule" means a disclosure schedule provided by Seller to Buyer pursuant to this Agreement.

                  "Section 14.6 Environmental Claim" has the meaning specified in Section 14.6(b)(i).

                  "Securities Act" has the meaning specified in Section 5.5.

                  "Seller" has the meaning specified in the preamble hereof.

                  "Seller Environmental Liabilities" means any Losses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and reasonable out-of-pocket costs for environmental site assessments, remedial investigation, feasibility studies and Remedial Actions), to the extent arising from (i) any Release or threatened Release of a Hazardous Material to the surface or subsurface (including the soils and groundwater) which occurred prior to the Closing Date at the Company's facilities located at 1550 Mockingbird Lane, Dallas, Texas, 67 Great Valley Parkway, Malvern, Pennsylvania, 2027 Industrial Drive, San Angelo, Texas, or 10365 Railroad Drive, El Paso, Texas (collectively, the "Current Facilities") or 3210 Dyer Street, El Paso, Texas; and (ii) any Release to the air from the Company's operations at the Current Facilities that is in violation of any Environmental Law which occurred (x) prior to the Closing Date, or (y) during the 120 day period after the Closing Date, provided such Releases are not the result of a material alteration in the Company's operations as those operations existed during the twelve-month period prior to the Closing Date.

                  "Seller Refunds" has the meaning specified in Section 12.2.

                  "Seller Transaction Agreements" means this Agreement and the other agreements, instruments, documents and certificates to be executed at the Closing by Seller or TPC pursuant to Section 10.1 of this Agreement.

                  "Shares" has the meaning specified in the preamble hereof.

                  "Software" means (i) any and all computer software, including all source and object code, (ii) machine readable databases and compilations, including any and all data and collections of data, and (iii) all content contained on the respective Internet site(s).

                  "Statement" has the meaning specified in Section 12.1(d).

                  "Straddle Period" has the meaning specified in Section 12.1(c)(ii).

                  "Tax" or "Taxes" means all income, profits, franchise, gross receipts, capital, sales, use, withholding, value added, ad valorem, transfer, employment, social security, disability, occupation, property, severance, documentary, stamp, excise and other taxes, duties and similar governmental charges or assessments imposed by or on behalf of any Governmental Authority and any interest, fines, penalties or additions relating to any such tax, duty, charge or assessment.

                  "Tax Return" means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim or refund, amended return and declaration of estimated Tax.

                  "Technology Systems" means the electronic data processing, electronic information, electronic recordkeeping, electronic communications, electronic telecommunications, and computer systems, computer firmware, computer hardware (whether general or special purpose), Software and other similar or related items of automated, computerized, and/or Software system(s) that are used internally by the Company in the conduct of its business and are owned by or licensed to the Company or that the Company otherwise possesses a contractual right to use. "Technology Systems" does not mean third party systems such as the Internet, the public telephone network, or any public utility.

                  "Third Party Consultant" has the meaning specified in Section 14.6(b)(v).

                  "TPC" has the meaning specified in the preamble hereof.

                  "Unaudited Financial Statements" has the meaning specified in
Section 4.4.

                  "Working Capital" means the current assets minus the current liabilities of the Company determined in accordance with GAAP, applied in a manner consistent with the preparation of the Audited Financial Statements.

                  "Year 2000 Compliant" means the ability of software, computer systems, computer hardware and related electronic equipment, data, electronic interfaces or computer processes in all material respects to accept (from a system that is Year 2000 Compliant), calculate, process, maintain, output (to a system that is Year 2000 Compliant), operate, store and produce data before, on or after January 1, 2000 (including taking into account that such year is a Leap
Year), accurately and without corruption, interruption or error due to the fact that the time at which and the date on which such items are operating is before, on or after 00:00 on January 1, 2000 or due to the fact that such data represents a time or date before, on or after 00:00 on January 1, 2000; provided, however, that such compliance shall not be affected by any inaccuracies, delays, corruption, interruptions or errors resulting from receiving or transmitting data, software or other information from or to software, computer systems, computer hardware and related electronic equipment, data, electronic interfaces or computer processes (other than the Technology Systems, Current Software or Legacy Software) that are not Year 2000 Compliant.


                                   ARTICLE II

                                     CLOSING

                  2.1 Closing. The Closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York at 10 a.m., New York, New York time, as soon as practicable following the satisfaction or waiver of the conditions set forth in Article VIII and IX, or at such other time and place or on such other date as the parties may agree (the "Closing Date").

                  2.2 Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

                                   ARTICLE III

                                  CONSIDERATION

                  3.1 Amount and Form of Consideration. The purchase price to be paid by Buyer to Seller in consideration of the Shares (subject to the purchase price adjustment provisions of Section 3.3) is $92,545,200 in United States dollars. The purchase price to be paid by Buyer to Seller in consideration of the Limited Partner Interest (subject to the purchase price adjustment provisions of Section 3.3) is $934,800 in United States dollars. Buyer and Seller will bear equally the cost of any documentary, stamp, sales and excise or other Taxes (other than income Taxes, including without limitation, Texas franchise tax, which shall be payable by Seller) payable in respect of the transfer of the Shares or the Limited Partner Interest.

                  3.2 Payment of Consideration. At the Closing, Buyer will pay the entire purchase price to Seller, by wire transfer of immediately available funds, and Seller will deliver to Buyer (i) a certificate or certificates representing all of the Shares, in appropriate form for transfer to Buyer or accompanied by duly executed stock powers, and (ii) the Limited Partner Interest, in appropriate form for transfer to Buyer.

                  3.3   Working Capital Purchase Price Adjustment.

                  (a) No later than five days prior to the Closing Date, Seller shall prepare and the parties shall jointly agree on a statement setting forth their estimate of the Working Capital of the Company as of the Closing Date (the "Preliminary Closing Working Capital"), which shall reflect the estimates of the parties, based on the information available to them at the time, of amounts to be reflected on the Closing Balance Sheet. If the parties cannot timely agree on the statement of Preliminary Closing Working Capital, the statement shall be submitted to the Independent Accountant, who shall be jointly retained by the parties, for the purpose of determining the Preliminary Closing Working Capital as soon as reasonably possible and the Closing Date shall be postponed, if necessary, pending such determination. Notwithstanding the foregoing, in no event shall the Closing Date be postponed pursuant to this Section 3.3(a) if either party is willing temporarily to waive (pending and subject to the determination of the Closing Balance Sheet) its objection to the statement of the Preliminary Closing Working Capital. To the extent the Independent Accountant is retained pursuant to this Section 3.3(a), Seller and Buyer shall each bear one-half of all the fees and expenses incurred in connection with the engagement of the Independent Accountant. The determination of the Preliminary Closing Working Capital (pending and subject to the determination of the Closing Balance Sheet) shall be final, conclusive and binding on the parties hereto and not subject to appeal, absent fraud or manifest error. If the Preliminary Closing Working Capital is less than $9,947,000, the purchase price set forth in
Section 3.1 shall be decreased by an amount equal to such shortfall. If the Preliminary Closing Working Capital is greater than $9,947,000, the purchase price set forth in Section 3.1 shall be increased by an amount equal to such excess. Any adjustment to the purchase price required by this Section 3.3 shall be appropriately allocated between the purchase price paid for the Shares and the purchase price paid for the Limited Partner Interest.

                  (b) Within 45 days after the Closing Date, Buyer shall deliver to Seller the Closing Balance Sheet, which shall be prepared in a manner consistent with the preparation of the Audited Financial Statements, including using the same methods, policies, practices, principles and procedures with consistent classification, judgments and estimation that were used in the preparation of the Audited Financial Statements except that the Closing Balance Sheet shall be prepared on an interim basis, if applicable, and shall not take into account the transactions contemplated by this Agreement or any changes in circumstances or events occurring after the close of business on the Closing Date. The Closing Balance Sheet shall contain or be accompanied by a schedule setting forth the calculation of the Closing Working Capital.

                  (c) Seller shall have reasonable access to the books and records of the Company during normal business hours, and reasonable access to the management of Company, for the purpose of verifying the Closing Balance Sheet. Seller may dispute any amounts reflected on the Closing Balance Sheet (each, a "Disputed Item") within 30 days after delivery of the Closing Balance Sheet if it submits to Buyer a written notice (a "Dispute Notice") identifying each Disputed Item and the line items of the Closing Balance Sheet to which it relates and setting forth the amount in dispute and a reasonably detailed statement of the basis thereof.

                  (d) For a period of 20 days following the date of delivery of a Dispute Notice by Seller pursuant to paragraph (c) above (the "Resolution Period"), Buyer and Seller shall negotiate in good faith in an attempt to resolve the Disputed Items. If, at the end of the Resolution Period, the parties have not reached an agreement in writing as to all Disputed Items, all unresolved Disputed Items shall be submitted to the Independent Accountant, who shall be jointly engaged by Buyer and Seller within 10 days after the end of the Resolution Period for the purpose of making a final determination with respect to such items. The parties shall take all action reasonably required to cause the Independent Accountant to make its determination within 30 days after the date of its engagement, which determination shall be made in accordance with the provisions of this Section 3.3. Upon making its determination, the Independent Accountant shall deliver to Buyer and Seller (i) a report setting forth its adjustments, if any, to the Disputed Items on the Closing Balance Sheet and the calculations supporting such adjustments, and (ii) the Closing Balance Sheet accompanied by a schedule setting forth the calculation of Closing Working Capital. Such report, Closing Balance Sheet and calculation of Closing Working Capital shall be final, conclusive and binding on the parties hereto and not subject to appeal, absent fraud or manifest error. Seller and Buyer shall each bear one-half of all the fees and expenses incurred in connection with the engagement of the Independent Accountant.

                  (e) No later than five days after the expiration of the 30-day period set forth in paragraph (c) above or after all Disputed Items have been resolved in accordance with the provisions of this Section 3.3, if the Closing Working Capital is less than the Preliminary Closing Working Capital, Seller shall pay to Buyer an amount in cash equal to such shortfall. Likewise, if the Closing Working Capital exceeds the Preliminary Working Capital, Buyer shall pay to Seller an amount in cash equal to such excess. The amount payable pursuant to this Section 3.3(e) shall be paid by wire transfer of immediately available funds to such bank account as is designated by the party entitled to receive such payment.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF SELLER

                  Each of TPC and Seller jointly and severally hereby represents and warrants to Buyer as follows:

                  4.1 Organization; Power and Authority. TPC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified and in good standing to transact business in each jurisdiction in which such qualification is required by Law, except where the failure to be so qualified would not be material. The Partnership is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and is qualified and in good standing to transact business in each jurisdiction in which such qualification is required by Law, except where the failure to be so qualified would not be material. Each of Seller and TPC has all requisite corporate or partnership power and authority, as the case may be, to execute, deliver and perform its obligations under each of the Seller Transaction Agreements and to consummate the transactions contemplated hereby and thereby to be consummated by it. The Company has all power needed to own or lease and operate its assets and to carry on its business as it is now being conducted.

                  4.2 Authorizations; Execution and Validity. The execution and delivery of the Seller Transaction Agreements by Seller, the performance of the Seller Transaction Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby to be consummated by it, have been duly authorized by all necessary corporate action and no other corporate action on the part of Seller is necessary with respect thereto. The execution and delivery of the Seller Transaction Agreements by TPC, the performance of the Seller Transaction Agreements by TPC and the consummation by TPC of the transactions contemplated hereby and thereby to be consummated by it, have been duly authorized by all necessary corporate action and no other corporate action on the part of the TPC is necessary with respect thereto. Each of the Seller Transaction Agreements has been duly and validly executed and delivered by each of Seller and TPC and constitutes a valid and binding obligation of each of Seller and TPC and is enforceable against each of Seller and TPC in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies.

                  4.3 Capitalization. The total authorized number of shares of capital stock of TPC is 1,000 shares of Common Stock. There are an aggregate of 10 shares of Common Stock outstanding, all of which shares are owned, free and clear of any Liens except for Liens resulting from the Insilco Credit Agreement, by Seller, have been duly authorized and validly issued, and are fully paid and non-assessable. There are no outstanding options, subscriptions, warrants, calls, commitments or other rights obligating TPC to issue or sell any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock. None of the outstanding shares of capital stock of TPC were issued in violation of any preemptive rights. TPC is the sole general partner of the Partnership and owns free and clear of any Lien, except for Liens resulting from the Insilco Credit Agreement, a 99% general partner interest in the Partnership. Seller is the sole limited partner of the Partnership and owns free and clear of any

Lien, except for Liens resulting from the Insilco Credit Agreement, the Limited Partner Interest which represents the remaining equity interest in the Partnership. There are no outstanding options, subscription, warrants, calls, commitments or other rights obligating the Partnership to issue or sell any additional interest in the Partnership or any securities convertible into or exercisable for any interest of the Partnership. Excluding TPC's equity interest in the Partnership, neither TPC nor the Partnership owns, directly or indirectly, any capital of or other equity interest in any corporation, partnership or other entity or organization.

                  4.4 Financial Statements. The Company has made available to Buyer, (i) the unaudited statement of net assets of the Company as of December 31, 1998 and December 31, 1997, with the related statements of operations and operating cash flows for the years ended on such dates and the accompanying notes (the "Unaudited Financial Statements"), and (ii) audited financial statements of the Company for the fiscal year ended August 31, 1999, including a balance sheet of the Company at such date and the related statements of income and cash flow for the period then ended and the accompanying notes (the "Audited Financial Statements" and collectively with the Unaudited Financial Statements, the "Financial Statements"). The Financial Statements have been prepared from the books and records of the Company. The Financial Statements present fairly, in all material respects, the financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods presented in conformity with GAAP, except as described in the accompanying notes.

                  4.5 Consents. Except as would not be material, neither the execution and delivery by TPC or Seller of the Seller Transaction Agreements nor consummation or performance by TPC or Seller of the transactions contemplated by the Seller Transaction Agreements to be consummated or performed by it will require prior to the Closing (on the part of TPC or Seller) any consent from, authorization or approval or other action by, notice to or declaration filing or a registration with, any Governmental Authority, except to comply with the HSR Act.

                  4.6  No Defaults or Conflicts. Except as set forth in Schedule
4.6 neither the execution and delivery by TPC or Seller of the Seller Transaction Agreements nor the consummation or performance by TPC or Seller of the transactions contemplated by the Seller Transaction Agreements to be consummated or performed by it (i) results or, on the Closing Date, will result in any violation of the certificate of incorporation or by-laws of TPC; (ii) results or, on the Closing Date, will result in any violation of the certificate of limited partnership or agreement of limited partnership of the Partnership; or (iii) conflicts with or, on the Closing Date, will conflict with, or constitutes or, on the Closing Date, will constitute a breach of any of the terms or provisions of or a default under, or results or, on the Closing Date, will result in the creation or imposition of any Lien upon any property or asset of the Company, the trigger of any charge or payment or requirement of consent, or the acceleration of the maturity of any payment date under: (A) any Material Contract, (B) any existing applicable Law or Order to which the Company or any of its properties is subject, other than such conflicts, breaches and defaults as would not be material, or would be waived or avoided by the consents, approvals, authorizations, filings or notices described in Schedule 4.6.

                  4.7 Owned Real Property. Schedule 4.7 lists all the real property owned in fee simple by the Company (the "Owned Real Property"). The Company has good and marketable title to the Owned Real Property, free and clear of Liens other than Permitted Liens. There are no leases on all or any portion thereof or any interest therein. The Company has not received written notice of any eminent domain proceedings affecting the Owned Real Property.

                  4.8   Leased Real Property.

                  (a) Schedule 4.8 contains a complete and correct list of all real property leases and any and all amendments thereto relating to the leased real property to which the Company is a party or is bound (the "Real Property Leases"). The Company has made available to Buyer correct and complete copies of the Real Property Leases. Except as disclosed in Schedule 4.8, (i) each of the Real Property Leases is in full force and effect, and, to the Company's Knowledge, is enforceable in all material respects against the landlord which is party thereto in accordance with its terms, (ii) there are no subleases under the Real Property Leases and none of the leases has been assigned, (iii) no notices of default or notices of termination have been received by the Company with respect to the Real Property Leases which have not been withdrawn or canceled and (iv) the Company is not, and to the Company's Knowledge, no other party is, in material default under any Real Property Lease, except in the case of clause (i), as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies.

                  (b) The Company has not received written notice of a proceeding in eminent domain or other similar proceeding affecting property listed on Schedule 4.8.

                  4.9  Condition and Sufficiency of Assets.

                  (a) The items of material tangible personal property owned or leased by the Company and the material improvements and structures (and the fixtures and appurtenances thereto) located on the Owned Real Property and the real property subject to the Real Property Leases are (i) in good working order, reasonable wear and tear excepted and (ii) reasonably suitable for the uses for which they are intended. EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, NO PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY OTHER WARRANTY AS TO THE CONDITION OR OPERATION OF ANY ASSETS OF THE COMPANY.

                  (b) Since January 1, 1996, the business of the Company, as currently being conducted, has been conducted solely by TPC and the Partnership and not through any other subsidiary, Affiliate, joint venture or other Person. The Company owns or has valid leasehold interests in all of the material properties and assets which are used in the business of the Company, or are necessary to conduct the business of the Company, in substantially the same manner as currently conducted, except for the properties or assets owned or leased by Seller and identified on Schedule 4.9(b) and except for assets or services used by businesses generally such as the internet, the public telephone network, and public utilities. Seller does not provide any material services to the Company other than those identified in Schedule 4.9(b).

                  4.10 Insurance. Schedule 4.10 contains a true and complete list of all insurance policies, and formal self-insurance programs, covering or maintained by the Company and its owned or leased properties, employees or Employee Benefit Plan fiduciaries and describing each pending claim thereunder for more than $50,000 per claim. All insurance policies listed on Schedule 4.10 have been made available to Buyer, are occurrence-based (except for the Company's Directors and Officers Liability coverage) and are subject to the deductibles or retentions referenced on
Schedule 4.10. The Company maintains insurance, in coverages and amounts believed by the Company to be customary in the industry and which are believed adequate in the reasonable judgment of the Company. Except as would not be material, all such insurance is in full force and effect. The Company has not received any written notice of cancellation or nonrenewal of any such insurance policy. The Company has not failed to give any notice or present any claim for more than $50,000 under any of the policies in due and timely fashion. The Company has not been refused any insurance with respect to its assets, properties or businesses, nor has any coverage been materially limited by any insurance carrier to which the Company has applied for any such insurance or with which the Company has carried insurance during the last three years. No further payments of premiums will be due following the Closing by the Company with respect to insurance coverages prior to the Closing. Other than with respect to related deductible and/or self-insurance amounts, the insurance coverage currently applicable to the Company (or comparable coverage) has been in effect for at least the last three years. To Seller's knowledge, neither this Agreement, nor any of the transactions contemplated by this Agreement to occur at the Closing, will adversely affect the Company's coverage with respect to periods prior to the Closing under the terms of the insurance policies. To Seller's knowledge, the Company will continue to enjoy the same coverage under the policies after the Closing that it did prior to the Closing with respect to periods prior to Closing.

                  4.11   Contracts.

                  (a) Material Contracts. Other than (i) Real Property Leases,
(ii) Company Plans, (iii) Contracts listed on Schedule 4.16(a) and 4.16(b) and
(iv) Intellectual Property Licenses, Schedule 4.11(a) lists, as of the date hereof, all of the following executory contracts to which the Company is a party or by which its assets are bound (the "Material Contracts"):

                           (1) individual Contracts with customers with respect
                  to which the Company billed more than $100,000 during 1999;

                           (2) any individual Contract which is an exclusive
                  dealing, requirements or take or pay agreement involving expenditures in excess of $50,000 during 1998;

                           (3) Contracts not listed or required to be listed
                  pursuant to Section 4.11(a)(2) which provide for aggregate future annual payments by the Company of more than $100,000, except for purchase orders or sales orders arising in the ordinary and usual course of business, in which case they are listed only if any party thereto is obligated to make payments pursuant thereto aggregating more than $200,000;

                           (4) Contracts which establish a partnership, joint
                  venture, material agency or other similar arrangement;

                           (5) any Contract which relates to indebtedness for
                  borrowed money in excess of $50,000 or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset);

                           (6) any Contract which provides for future payments
                  that are conditioned on or result from, in whole or in part, a change of control of the Company or a change of management of the Company;

                           (7) any Contract which relates to marketing, sales or
                  advertising and provides for aggregate future payments of more than $100,000;

                           (8) any Contract under which the Company has
                  guaranteed the obligations of any Person, agreed to indemnify any Person (other than in the ordinary course of business), or agreed to share Tax liability with any Person;

                           (9) any Contract which relates to the acquisition by
                  the Company of any of the capital stock or substantially all of the assets of another Person;

                           (10) any Contract which restricts the right of the
                  Company to compete in any way with any other Person, or which contains covenants pursuant to which any non-natural Person has agreed not to compete, or otherwise restricts a non-natural Person's ability to engage freely, in any part of the Company Business;

                           (11) any Contract not disclosed herein or not
                  otherwise required to be disclosed pursuant to this Schedule
                  4.11 which provides for annual payments in excess of $100,000 which extends more than a year from the date hereof and is not cancelable by the Company on 30 days' written notice without penalty;

                           (12) any Contract which provides for the sale or
                  lease after the date hereof of any of the assets of the Company other than in the ordinary course of business; and

                           (13) any Contract which binds the Company to make
                  payments to any director or any former director of the Company.

                  (b) Material Contract Exceptions. All Material Contracts are valid, binding and in full force and effect, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to creditors' rights generally and to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and except for such failures to be valid, binding and enforceable which, individually or in the aggregate, would not be material. Neither the Company nor, to the Company's Knowledge, any other party to such Material Contracts, is in material default under any Material Contract.

                  4.12  [Intentionally Left Blank]

                  4.13 Litigation; Orders. Schedule 4.13 lists all material Legal Proceedings pending or, to the Company's Knowledge, threatened in writing against or affecting the Company or any of its assets. Except as disclosed on
Schedule 4.13, the Company is not subject to any Order. There are no Legal Proceedings pending against or, to the Company's Knowledge or the knowledge of Seller, threatened in writing against, Seller or the Company that questions the validity or legality of any of the Seller Transaction Agreements or any action taken or to be taken by Seller or TPC in connection herewith or therewith.

                  4.14 Environmental Laws. Except as set forth on Schedule 4.14: (i) the Company is in material compliance with all Environmental Laws;
(ii) the Company is in material compliance with all Environmental Permits required to operate the facilities, assets and business of the Company; (iii) the Company is in material compliance with all Orders to which it is a party or by which it is bound that relates to any Environmental Law; (iv) the Company is not subject to any Environmental Claims and, to the Company's Knowledge, no material unresolved Environmental Claims have been asserted or threatened in writing against the Company or any predecessor in interest; (v) except where not material, there has been no Release at any of the properties owned or operated by the Company or, to the Company's Knowledge, a corporate predecessor in interest for which the Company would be liable, or to the Company's Knowledge, at any disposal or treatment facility which received Hazardous Materials generated by the Company or any corporate predecessor in interest for which the Company would be liable; (vi) except where not material, no Environmental Claims have been asserted in writing against any facilities that may have received Hazardous Materials generated by the Company or any corporate predecessor in interest for which the Company would be liable; and (vii) Seller has delivered to, or made available for review by, Buyer true and complete copies of all material environmental reports, studies, investigations or correspondence regarding any environmental liabilities of the Company or any environmental conditions at any property operated by the Company or any corporate predecessor in interest for which the Company would be liable which are in possession of Seller, the Company or their agents.

                  4.15   Patents, Trademarks and Similar Rights.

                           (a) Schedule 4.15(a) sets forth a true and complete
list and summary description of all (i) Registered Patents, Trademarks and Copyrights, and material trademarks, service marks and internet domain names that are not Registered, comprising a part of the Owned Intellectual Property and (ii) material Intellectual Property Licenses.

                           (b) Except as set forth on Schedule 4.15(b) and
except with respect to applications for Registered Patents, Trademarks and Copyrights, to the Company's Knowledge, all Registered Patents, Trademarks, and Copyrights comprising a part of the Owned Intellectual Property are valid, subsisting and enforceable. Except where not material, all documentation necessary to confirm the Company's ownership of the Registered Patents, Trademarks, and Copyrights comprising a part of the Owned Intellectual Property has been recorded in the United States Patent and Trademark Office.

                           (c) Except as set forth on Schedule 4.15(c), no
material Legal Proceeding is pending concerning any claim or position, and to the Company's Knowledge no such claim has been threatened in writing or asserted in writing, that the Company has violated any Intellectual Property rights, and, to the Company's Knowledge, no valid basis for any such material Legal Proceeding exists which would result in a successful claim against the Company.

                           (d) No material Legal Proceeding is pending, and to
the Company's Knowledge no claim has been threatened in writing or asserted in writing, concerning any claim or position that the Company or another Person has breached any of the Intellectual Property Licenses, and, to the Company's Knowledge, no valid basis for any such material Legal Proceeding exists which would result in a successful claim against the Company. No party to any of the Intellectual Property Licenses has given the Company notice of its intention to cancel, terminate or fail to renew any of the Intellectual Property Licenses.

                           (e) Except as set forth on Schedule 4.15(e), no
material Legal Proceeding is pending concerning the Owned Intellectual Property, Current Software, or Legacy Software, including any Legal Proceeding concerning a claim or position that the Business Intellectual Property has been violated or is invalid, unenforceable, unpatentable, unregisterable, or cancelable, that the Owned Intellectual Property, Current Software, or Legacy Software is not owned or not owned exclusively by the Company and to the Company's Knowledge no such claim has been threatened in writing or asserted in writing, and, to the Company's Knowledge, no valid basis for any such material Legal Proceedings or claims exists which would result in a successful claim against the Company.

                           (f) Except where not material or as set forth on
Schedule 4.15(f), to the Company's Knowledge in the Company's opinion, no Person is infringing or misappropriating any of the Owned Intellectual Property.

                           (g) Except as set forth on Schedule 4.15(g) or as
would not be material, the Company exclusively owns all Owned Intellectual Property, and owns or otherwise holds valid rights to use all Intellectual Property, Current Software, and Technology Systems (and components thereof) necessary for use in the operation of the business of the Company as currently operated. Except where not material or as set forth on Schedule 4.15(g), all such rights in the Owned Intellectual Property are free of all Liens (except Permitted Liens) and are fully assignable by the Company to any Person, without payment, consent of any Person or other assignment, condition or restriction.

                           (h) Except as set forth on Schedule 4.15(h), the
Company has taken commercially reasonable measures to protect the secrecy, confidentiality and value of trade secrets and other confidential and proprietary information owned by the Company which were worth protecting (collectively, "Business Trade Secrets") (including without limitation, where necessary, entering into appropriate confidentiality agreements with officers, directors, consultants, employees, and other Persons with access to the Business Trade Secrets). To the Company's Knowledge, the Business Trade Secrets have not been disclosed to any Persons other than Company's employees, consultants or contractors who use such Business Trade Secrets in the ordinary course of employment or contract performance.

                           (i) Except as set forth on Schedule 4.15(i) or where
not material, all former and current employees, consultants and contractors of the Company who worked on the development of the Current Software have executed sufficient written instruments or agreements with the Company that assign to the Company all of their rights to any improvements, discoveries, works, information or other Intellectual Property.

                  4.16   Employees.

                           (a) Employees. Schedule 4.16(a) sets forth a list, as
of the date hereof, of all written individual employment, consulting, non-compete or severance agreements with Employees or former employees of the Company that individually provide for annual payments after the date hereof in excess of $50,000.

                           (b) Unions. Except as disclosed on Schedule 4.16(b),
there is no collective bargaining or other labor union agreement applicable to any of the Employees of the Company. Except as set forth on Schedule 4.16(b), no organized work stoppage or material labor dispute against the Company is pending or, to the Company's Knowledge, threatened in writing. Except as disclosed on
Schedule 4.16(b), the Company has not received written notice of any unfair labor practice and, to the Company's Knowledge, no such complaints are pending before the National Labor Relations Board or other similar governmental authority which, in each case, if adversely determined, would be material.

                           (c) The Company has not incurred any material
liability or obligation under the Workers Adjustment and Retraining Notification Act or any similar laws, which remains unpaid or unsatisfied.

                  4.17   Company Plans.

                           (a) Company Plans. Schedule 4.17(a) lists, as of the
date hereof, all current Employee Benefit Plans, and all material bonus, stock option, stock purchase, stock appreciation right, incentive, deferred compensation, workers' compensation arrangements, supplemental retirement, severance or material fringe benefit plan, program, policy or arrangements of the Company (or such plans, programs, policies or arrangements of Seller in which any employees of the Company participate) (together with the Employee Benefit Plans, the "Company Plans").

                           (b) Employee Benefit Plan Exceptions. Except as
disclosed on Schedule 4.17(b), each Employee Benefit Plan has been administered in all material respects in accordance with the applicable requirements of ERISA and the Code. Except as disclosed on Schedule 4.17(b), each Company Plan has been administered in all material respects in accordance with the documents and instruments governing the plan. There have been no nonexempt material "prohibited transactions" (as that term is defined in ERISA or the Code) with respect to any Employee Benefit Plan. Each Employee Benefit Plan intended to qualify under Section 401 of the Code has received a ruling or determination letter from the Internal Revenue Service concluding that such Employee Benefit Plan so qualifies. There has been no occurrence since the date of the most recent determination letter for each such Employee Benefit Plan that would adversely affect the qualified status of such Employee Benefit Plan, assuming the proper amendment of the Employee Benefit Plan to comply with changes in applicable law prior to the expiration of any applicable remedial amendment period.

                           (c) Records. Except as disclosed on Schedule 4.17(c),
the Company has made available to Buyer copies of each Company Plan and any amendment thereto and any related trust agreement, funding agreement and insurance contract relating thereto, and if applicable: (i) the most recent actuarial valuation report, (ii) the last filed Form 5500 or 5500-C, (iii) the summary plan description currently in effect for each Employee Benefit Plan and all material modifications thereto, (iv) the last financial statement for each Employee Benefit Plan and its related trust, if any, and (v) the most recent determination letter issued with respect to each Employee Benefit Plan. Except as provided on Schedule 4.17(c), all reports and returns with respect to any Employee Benefit Plan required to be filed for 1996, 1997 or 1998 under ERISA or the Code that must be filed prior to the Closing Date to be timely filed, have been filed or will be filed before the Closing Date.

                           (d) Funding. All contributions required by applicable
law or the terms of a Company Plan to be made on or at any time prior to the date hereof (or, with respect to the Closing Date, by the Closing Date) by the Company to a Company Plan have been made or will have been made within the time prescribed by the applicable Law or Company Plan. Except as set forth on
Schedule 4.17(d), the assets of each Employee Benefit Plan as of the Closing Date, exceed the present value of the benefits liabilities (as defined in Section 4001(a)(16) of ERISA) in the event of termination of the Employee Benefit Plan as of the Closing Date. With respect to each Employee Benefit Plan subject to Title IV of ERISA, there has not occurred, and the transactions contemplated by this Agreement will not result in the occurrence of, a "reportable event" within the meaning of Section 4043(b) of ERISA or the regulations thereunder, excluding any reportable events with respect to which the reporting requirement has been waived by the Pension Benefit Guaranty Corporation ("PBGC"). The PBGC has not instituted or, to the Company's Knowledge, threatened, a proceeding to terminate any Employee Benefit Plan subject to Title IV of ERISA. All premiums due to the PBGC on or before the Closing Date with respect to any Employee Benefit Plans subject to Title IV of ERISA have been or will be paid in full, including late fees, interest and penalties, if and to the extent applicable. The Company has not, within the 5 year period preceding the Closing Date, entered into any transaction the principal purpose of which was to evade liability to which Seller or the Company would otherwise be subject under Title IV of ERISA. The principal purpose of Seller entering into the transactions contemplated by this Agreement is not to evade liability to which Seller or the Company would otherwise be subject under Title IV of ERISA.

                           (e) Multiemployer Plans. Except as disclosed on
Schedule 4.17(e), the Company has not (i) contributed to or is required to contribute to a "Multiemployer Plan" as that term is defined in Sections 3(37) and 4001(a)(3) of ERISA, or (ii) completely or partially withdrawn from a Multiemployer Plan under Section 4201 of ERISA. With respect to any Multiemployer Plan to which the Company is or was required to contribute, there is no event or condition, including, without limitation, on account of or in connection with the transactions contemplated by this Agreement, which would to the Company's Knowledge be expected to cause the Company to incur any liability under Section 4201 of ERISA.

                           (f) Pending Actions. There are no actions pending in
any court or, to the Company's Knowledge, asserted in writing to the Company against the assets of any of the Company Plans or against the Company (that would not be required to be referenced on Schedule 4.13) or against any fiduciary of the Company Plans with respect to the Company

Plans, except undisputed claims for benefits payable in the ordinary course of operation of the Company Plans.

                           (g) Post Retirement Welfare Benefits. Except as
disclosed on Schedule 4.17(g), and except as required by Section 4980B of the Code, no Company Plan or binding arrangement provides medical or death benefits (whether or not insured) with respect to Employees or former employees of the Company beyond their retirement or other termination of employment. Any continuation coverage provided under any Employee Benefit Plan complies with
Section 4980B of the Code and the participant or beneficiary pays premiums at costs computed pursuant to Section 4980B of the Code.

                           (h) Deal Payments. No Company Plan or any other
agreement, program, policy or other arrangement by or to which the Company is a party provides for the payment of money, or transfer of other property or other consideration as a result of the transactions contemplated by this Agreement, except as disclosed on Schedule 4.17(h), whether or not any such payment would constitute a "parachute payment" or "excess parachute payment" within the meaning of Section 280G of the Code.

                  4.18  Taxes.

                           (a) Except as set forth on Schedule 4.18(a), (i) all
Tax Returns required to be filed as of the date hereof and on or before the Closing Date (taking into account extensions of time within which to file) by or on behalf of the Company, or any affiliated consolidated, combined or unitary group of corporations (under federal, state or local tax law) of which the Company or TPC is or has been a member (each, an "Affiliated Group") have been (or, as of the Closing Date, will have been) filed, all such Tax Returns are (or will be) true, correct and complete and all Taxes required to be paid by the Company or any Affiliated Group for the periods to which such returns relate have been (or will have been) paid, (ii) the Company is not the beneficiary of any extension of time to file any Tax Return, and (iii) there are no pending proposed deficiencies or other claims for unpaid Taxes received by or relating to Taxes of the Company or any Affiliated Group (to the extent applicable to the Company or TPC).

                           (b) All Taxes that the Company is required to
withhold or collect have been duly withheld or collected and have been paid over, as required, to the appropriate taxing authority.

                           (c) Except as set forth on Schedule 4.18(c), there
are no audits or proceedings pending or, to the Company's Knowledge, threatened with respect to Taxes of the Company. Except as set forth on Schedule 4.18(c), no waivers of statutes of limitations have been given with respect to any Taxes owed by the Company, which waivers are in effect as of the date hereof.

                           (d) Except as otherwise disclosed in Schedule
4.18(d), no notices of Tax liens have been filed with respect to any assets of the Company. For any taxable period that remains open, TPC has been included only in combined, consolidated or unitary groups for federal, state and local income tax purposes that are described in Schedule 4.18(d). Neither TPC nor the Partnership is a party to or bound by any agreement or understanding providing for the allocation or sharing of Taxes other than with respect to each other and/or Seller. Except as set forth on Schedule 4.18(d), neither TPC nor the Partnership is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method and neither TPC nor the Partnership has knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method. The acquisition of the stock of TPC will not be a factor causing any payments to be made by TPC or the Partnership to be nondeductible (in whole or in part) pursuant to Section 280G of the Code. No disclosure statement pursuant to Section 6662 of the Code or any comparable disclosure with respect to foreign, state and/or local tax statutes has been filed with respect to any item relating to TPC or the Partnership. Set forth on Schedule 4.18(d) is a list of all federal income tax audits relating to TPC or the Partnership that have, within three years of the date of this Agreement, been completed by the Internal Revenue Service. No consent or election under Section 341 of the Code has been made for TPC or any of its assets. No property of TPC or the Partnership is "tax exempt use property" within the meaning of Section 168(h) of the Code, and neither TPC nor the Partnership is a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, except as set forth on Schedule 4.18.

                  4.19 Title to Shares and the Limited Partner Interest. The delivery by Seller to Buyer at the Closing of the certificates representing the Shares, duly endorsed in blank or accompanied by stock powers endorsed in blank will vest Buyer on the Closing Date with good and marketable title to all of the Shares, free and clear of all Liens. The transfer of the Limited Partner Interest to Buyer at Closing will vest Buyer with good and marketable title to the Limited Partner Interest, free and clear of all Liens. Except as set forth on Schedule 4.19, Seller has the full power, right and authority to vote and transfer the Shares and the Limited Partner Interest and, on the Closing Date, Seller will have the full power, right and authority to vote and transfer the Shares and the Limited Partner Interest.

                  4.20 Fees. Except for the fees payable to Donaldson, Lufkin & Jenrette Securities Corporation, which are the responsibility of Seller, neither Seller nor the Company has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

                  4.21 Absence of Certain Changes or Events. Except for the sweep of cash from the Company by Seller or the payment by Seller of accounts payable on behalf of the Company (such cash sweeps and payment of accounts payable sometimes collectively referred to herein as the "Cash Management Practices"), or as expressly contemplated by this Agreement, since August 31, 1999, there has not been any transaction or occurrence in which the Company has:

                           (a) suffered any material adverse change nor has
there been any event which has had or may reasonably be expected to have a material adverse effect on the Company;

                           (b) other than in relation to the Guaranty, incurred
any material obligations or liabilities of any nature other than items incurred in the regular and ordinary course of business, or increased (or experienced any change in the assumptions underlying or the methods of calculating) any bad debt, contingency, or other reserve, other than in the ordinary course of business;

                           (c) paid, discharged, or satisfied any material
claim, lien, encumbrance, obligation or liability (whether absolute, accrued, contingent, and whether due or to become due), other than the payment, discharge, or satisfaction in the ordinary course of business of claims, liens, encumbrances, obligations or liabilities of the type reflected or reserved against in the Audited Financial Statements or which were incurred in the ordinary course of business;

                           (d) permitted, allowed or suffered any of its
properties or assets (real, personal or mixed, tangible or intangible) to be subject to any Lien, other than Permitted Liens;

                           (e) written down or written up the value of any
equipment, inventory (including write-downs by reason of shrinkage or markdowns), determined as collectible any accounts receivable or any portion thereof which were previously considered uncollectible, or written off as uncollectible any accounts receivable or any portion thereof, except for write-downs, write-ups and write-offs in the ordinary course of business, none of which is material in amount;

                           (f) canceled any debts or waived any claims or rights
in excess of $50,000 individually or $100,000 in the aggregate;

                           (g) disposed of or permitted to lapse any right to
the use of any material patent, trademark, assumed name, service mark, trade name, copyright, license or application therefor;

                           (h) except for commitments for capital expenditures
not exceeding $750,000 in the aggregate made in the ordinary course of business, committed to make any capital expenditure not paid for or accrued prior to the Closing Date for additions to property, plant, equipment, intangible or capital assets or for any other purpose, other than for emergency repairs or replacement;

                           (i) other than in relation to the Guaranty, incurred
any indebtedness for borrowed money;

                           (j) other than to independent sales representatives,
paid, loaned, distributed, or advanced any amounts to, sold or transferred any properties or assets (real, personal or mixed, tangible or intangible) to, purchased, licensed or otherwise acquired any properties or assets from or entered into any other agreement or arrangement with any Affiliate of the Company except for compensation not exceeding the rate of compensation as of August 31, 1999 or as not required to be scheduled pursuant to Section 4.21(p) and for routine travel advances to officers and employees;

                           (k) other than cash (in each case), declared, set
aside or paid any dividend or other distribution (whether in stock or property) with respect to any of the outstanding Common Stock or partnership interests, or made any redemption, purchase or other acquisition of any of its equity securities;

                           (l) issued, sold, split, combined or reclassified any
of the shares of Common Stock or interests in the Partnership, or issued, committed to issue or authorized any issuance of any options, warrants or other similar convertible securities;

                           (m) made any change in its accounting methods,
principles or practices, except insofar as may have been required by a change in GAAP;

                           (n) entered into any collective bargaining or labor
agreement (oral and legally binding or written), or experienced any organized slowdown, material work interruption, strike or work stoppage;

                           (o) sold, transferred, or otherwise disposed of any
of its material assets except in the ordinary course of business;

                           (p) granted or incurred any obligation for any
increase in the compensation of any of its officers or Employees (including, without limitation, any increase pursuant to any bonus, pension, profit-sharing, retirement, or other plan or commitment) except for raises to officers or Employees in the ordinary course of business and not in excess of the Company's 1999 salary increase guidelines attached to Schedule 4.21(p);

                           (q) suffered any uninsured casualty loss or damage in
excess of $100,000 individually or $200,000 in the aggregate;

                           (r) made or agreed to make any charitable
contributions or incurred or agreed to incur any non-business expenses in excess of $50,000 in the aggregate;

                           (s) amended any provisions of its Certificate of
Incorporation, bylaws or the Agreement of Limited Partnership of the Partnership or changed any of its authorized capital stock or interests;

                           (t) taken any other material action except in the
ordinary course of business; or

                           (u) agreed, so as to legally bind them whether in
writing or otherwise, to take any of the actions set forth in this Section 4.21 and not otherwise permitted by this Agreement.

                  4.22 Permits. The Company has all material Permits that are necessary for the Company Business. Except as would not be material, there has occurred no default under any Permits. There are no pending Legal Proceedings relating to the suspension, revocation or modification of any Permit. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not result in any suspension, revocation, cancellation or invalidation of any material Permit that is necessary for the Company Business.

                  4.23 Inventories. All inventory, whether reflected on the Audited Financial Statements or subsequently acquired, (a) has been and on the Closing Date will have been acquired by the Company only in bona fide transactions entered into in the ordinary course of business, and (b) is of good and merchantable quality except to the extent reserves have been taken consistent with past practices. Except as described in Schedule 4.23, the Company has now and on the Closing Date will have valid legal title to its inventory free and clear of any Liens other than Permitted Liens. Since August 31, 1999, the Company has not established reserves regarding obligations with respect to the return of inventory in a manner inconsistent with past practice.

                  4.24 Accounts Receivable. All accounts receivable shown on the Audited Financial Statements represent, and the accounts receivable of the Company outstanding on the Closing Date will represent, sales actually made or services actually performed in the ordinary course of business in bona fide transactions completed in accordance with the terms and provisions contained in any documents relating thereto.

                  4.25 Compliance with Laws. Except where not material, the Company has not engaged and is not engaging in any activity and has not omitted and is not omitting to take any action that was, is, created or creates a violation of any law applicable to the Company, its business or its assets.

                  4.26 Transactions with Related Parties. Except for the Cash Management Practices or as set forth in Schedule 4.26:

                           (a) No executory agreement or transaction between the
Company and any Related Party has been entered into which, if not existing, would have resulted in a material adverse effect in the results of operations reflected in the Audited Financial Statements or, irrespective of whether such would result in a material adverse effect, will continue after the Closing Date;

                           (b) No Related Party is a director or officer of, or
has any direct or indirect interest in (other than the ownership of not more than 5% of the publicly traded shares of), any person or entity which is a supplier, vendor, landlord, sales representative or competitor of the Company;

                           (c) No Related Party owns or has any interest in,
directly or indirectly, in whole or in part, any tangible or intangible property used in the conduct of the business of the Company;

                           (d) Other than amounts owed to Seller pursuant to any
intercompany debts, or expense advance reimbursements in the ordinary course of business, no Affiliate of the Company owes any money to, nor is any such Affiliate owed any money by, the Company; and

                           (e) The Company has not, directly or indirectly,
guaranteed or assumed any indebtedness for borrowed money or otherwise for the benefit of any Related Party, other than the Guaranty.

                  4.27 Undisclosed Liabilities. Except as expressly permitted hereby, the Company does not have any material liabilities or obligations of a nature required by GAAP to be reflected on a balance sheet of the Company except for (i) liabilities and obligations reflected or reserved for in the Audited Financial Statements, (ii) liabilities or obligations incurred after August 31, 1999 in the ordinary course of business consistent with past practice and (iii) liabilities and obligations under or reflected on a Schedule for this Agreement.

                  4.28 Suppliers. Set forth in Schedule 4.28 is a list of the five suppliers that accounted for the largest dollar volume of purchases by the Company during each of the last three fiscal years (the "Material Suppliers"). No Material Supplier has canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, its relationship with the Company during the twelve months immediately preceding the date hereof (or the Closing Date, as of the Closing Date) or has during such period materially decreased, or threatened to materially decrease or materially limit, its services, supplies or materials to the Company. The Company has not received any notice during the twelve months immediately preceding the date hereof that any Material Supplier intends to cancel or otherwise materially modify its relationship with the Company or to materially decrease or materially limit its services, supplies or materials to the Company.

                  4.29  Year 2000. The material Technology Systems and
Current Software are Year 2000 Compliant, and the Company has implemented a compliance program and conducted reasonable tests sufficient to ensure such Year 2000 Compliance.

                  4.30 Sales Representatives. Set forth on Schedule 4.30 is a list of all independent sales representatives who generated sales in excess of $2,000,000 for the Company during 1998 (the "Material Sales Representatives"). The Company has a written contract with each of its independent sales representatives. As of the date hereof, no Material Sales Representative has canceled or otherwise terminated its relationship with the Company.


                                    ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF BUYER

                  Buyer hereby represents and warrants to Seller as follows:

                  5.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  5.2 Authorization of Agreement. The execution and delivery of the Buyer Transaction Agreements by Buyer (or Castle Harlan, if applicable), the performance of the Buyer Transaction Agreements and the consummation by Buyer (or Castle Harlan, if applicable) of the transactions contemplated by the Buyer Transaction Agreements, have been duly authorized by all necessary action and no other action on the part of Buyer (or Castle Harlan, if applicable) is necessary with respect thereto. Each of the Buyer Transaction Agreements has been duly and validly executed and delivered by Buyer (or Castle Harlan, if applicable), constitutes a valid and binding obligation of Buyer (or Castle Harlan, if applicable) and is enforceable against Buyer (or Castle Harlan, if applicable) in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and by the availability of equitable remedies.

                  5.3 Conflicts, Consents of Third Parties. Neither the execution and delivery by Buyer (or Castle Harlan, if applicable) of the Buyer Transaction Agreements nor consummation or performance by Buyer (or Castle Harlan, if applicable) of the transactions contemplated by the Buyer Transaction Agreements to be consummated or performed by it will: (a) violate any Law, (b) violate the certificate of incorporation or bylaws of Buyer, (c) violate any Order to which Buyer is a party or by which it is bound or (d) require any consent from, authorization or approval or other action by, and no notice to or declaration, filing or registration with any Governmental Authority, except to comply with the HSR Act.

                  5.4 Litigation. There are no Legal Proceedings pending against Buyer or Castle Harlan or, to the best knowledge of Buyer, threatened in writing against Buyer or Castle Harlan that question the validity or legality of any Buyer Transaction Agreement or any action taken or to be taken by Buyer or Castle Harlan in connection herewith or therewith, or which seeks to enjoin or obtain monetary damages in respect of, the consummation of the transactions contemplated hereby or thereby.

                  5.5 Investment Intent; Sophisticated Buyer. Buyer (a) is an informed sophisticated entity with sufficient knowledge and experience in investing so as to be able to evaluate the risks and merits of its purchase of the Shares and the Limited Partner Interest, (b) is financially able to bear the risks of purchasing the Shares and the Limited Partner Interest, (c) has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management, (d) is acquiring the securities relating to this Agreement for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, (e) understands that (i) such securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), (ii) such securities must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, (f) has no present need for liquidity in connection with its purchase of the Shares and the Limited Partner Interest, (g) understands that the purchase of the Shares and Limited Partner Interest involves a high degree of risk, and (h) acknowledges that the purchase of such securities is consistent with its general investment objectives.

                  5.6   Financing.

                           (a) Lenders. Buyer has obtained and furnished to
Seller a letter dated December 17, 1999, from Heller Financial, Inc. (the "Lender Letter"), with respect to its financing (the "Debt Financing") a portion of the transactions contemplated hereby. The Lender Letter is in full force and effect on the date hereof and neither Buyer nor Castle Harlan has received any notice from such lender that it intends to cancel such Lender Letter. If delivered as contemplated by Section 13.1(d), on the date of delivery to Seller the revised Lender Letter referred to in Section 13.1(d) will be in full force and effect, and on such date neither Buyer nor Castle Harlan will have received any notice from such lender that it intends to cancel such Lender Letter.

                           (b) Castle Harlan. Pursuant to that certain letter
(the "Castle Harlan Letter") dated December 17, 1999 from Castle Harlan, Buyer has obtained a commitment from Castle Harlan to supply the equity and subordinated debt financing for the transactions contemplated hereby. Other than having obtained the Debt Financing and satisfaction of the conditions in this Agreement, Buyer has satisfied all conditions to the Castle Harlan Letter and it is in full force and effect on the date hereof and is not subject to cancellation.

                           (c) Upon funding of the Castle Harlan Letter and the
Lender Letter, Buyer will have sufficient cash to enable it to consummate the transactions contemplated by this Agreement, including, without limitation, paying all fees and expenses incurred by or on behalf of Buyer in connection with the consummation of the transactions contemplated hereby.

                  5.7 Brokers. Buyer has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

                                   ARTICLE VI

                           COVENANTS OF TPC AND SELLER

         From and after the date hereof and until the Closing Date, each of TPC and Seller hereby covenants and agrees, as applicable, that:

                  6.1 Access to Documents; Opportunity to Ask Questions. Seller shall, and shall cause the Company to, make available for inspection by Buyer and its directors, officers, employees, counsel, representatives, financing sources, accountants and auditors (collectively, "Representatives"), during normal business hours, corporate records, books of accounts, (including accountants' work papers), Contracts and all other documents requested by Buyer, and shall permit Buyer and its Representatives reasonable access to the properties, facilities, suppliers, customers and employees of the Company (provided that Buyer has identified, in the case of employees, the persons to Seller and Seller has consented to such access, with such consent not to be unreasonably withheld) so that Buyer and such Representatives may make reasonable inspection and examination of the business, operations and affairs of the Company and to facilitate the transactions contemplated by this Agreement. All access and information is subject to the terms and conditions of Buyer Confidentiality Agreement.

                  6.2 Conduct of Business. Until the Closing Date, Seller shall cause the Company to (unless Buyer shall otherwise consent in writing, or except as otherwise specifically contemplated by this Agreement):

                           (a) operate only in the usual, regular and ordinary
manner consistent with past practice, provided that Seller may (at its option) sweep up to 100% of the cash of the Company as of the Closing Date contemporaneous with or immediately prior to the Closing, and use its commercially reasonable efforts to preserve its present business operations, organization and goodwill and maintain to the extent appropriate its existing relations with material customers and suppliers, key employees, material creditors and business partners;

                           (b) maintain all of its assets and properties in
their current condition, normal wear and tear excepted;

                           (c) maintain its books, accounts and records in the
usual, regular and ordinary manner, on a basis consistent with prior years, and comply with all contractual and other obligations;

                           (d) maintain supplies of similar kind, amount and
quality as that maintained on the date hereof;

                           (e) comply in all material respects with all
applicable Laws to which it is subject;

                           (f) not adopt or enter into any plan of complete or
partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or with any Person, and not engage in any new business;

                           (g) not amend or modify TPC's certificate of
incorporation or by-laws and not amend or modify the Partnership's certificate of limited partnership or agreement of limited partnership;

                           (h) not incur or agree to incur any obligations to,
directly or indirectly, sell, transfer, pledge or issue any securities nor issue, sell, transfer or pledge its securities; and

                           (i) not take or suffer any action which, if taken or
suffered prior to the date hereof, would have required disclosure on Schedule 4.21; or

                           (j) not agree to take any action or actions
prohibited by any of the foregoing clauses (a) through (i) or to authorize, recommend, propose or announce an intention to do any of the foregoing.

                  6.3 Further Actions. Seller shall, and shall cause the Company to, execute and deliver such instruments and take such other actions as may reasonably be required to (a) carry out the intent of this Agreement and (b) consummate the transactions contemplated hereby.

                  6.4 HSR Act Compliance. Promptly after the execution of this Agreement, TPC and Seller shall file any notification required to be filed under the HSR Act to consummate the transactions contemplated hereby, and shall request early termination of the waiting period thereunder. TPC and Seller shall use commercially reasonable efforts to comply as promptly as practicable with any request made pursuant to the HSR Act for additional information.

                  6.5 No Breach of Representations and Warranties. Each of Seller and TPC will not take any action, and will use commercially reasonable efforts not to permit any event to occur, which would result in any of the representations and warranties of Seller or TPC contained in any Seller Transaction Agreement not being true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date.

                  6.6 Consents. Each of Seller and TPC shall obtain the consents of the third parties to the Contracts listed on Schedule 6.6. The Company will use good faith efforts, at Buyer's expense, to obtain the consent of Lernout & Hauspie Speech Products N.V. (assignee of Inso Dallas Corporation) to the transactions contemplated by this Agreement, as required by that certain License Agreement between the Company and Lernout & Hauspie Speech Products N.V., dated April 11, 1996 and amended on September 23, 1999.

                  6.7 Notification of Certain Matters. Seller and TPC shall give prompt notice to Buyer of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at the Closing Date and (ii) any material failure of Seller, TPC or the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                  6.8 No Solicitation. None of Seller, TPC nor any of their Affiliates shall (and Seller and TPC shall use commercially reasonable efforts to cause its respective officers, directors, Employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any Person or group (other than Buyer, any of its Affiliates or Representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any division or operating or principal business unit of the Company.

                  6.9 Non-Competition. Seller and its subsidiaries will not for a period of five years following the Closing (the "Non-Competition Period"), without the express written consent of the Company, directly or indirectly, in any geographic area where the Company conducts business during the Non-Competition Period, (i) engage or participate in the following businesses:
(1) scholastic yearbook publishing, (2) specialty publishing, featuring sports, gardening, health and other special interests, or (3) reunion services providing event planning services of school alumni (the "Company Business"); (ii) request, induce, attempt to influence or have any other business contact with any Company Business customers or potential customers which have been in contact with the Company, to curtail or cancel any business they may transact with the Company;
(iii) solicit for employment or employ an officer, director, or employee earning in excess of $75,000 of the Company, or any subsidiary thereof to become an officer, director or employee of Seller or its Affiliates; (iv) request, induce, attempt to influence or have any other business contact with any distributor or supplier of goods or services to the Company, to curtail or cancel any business they may transact with the Company; (v) request, induce, attempt to influence or have any other business contact with any Governmental Authority to terminate, revoke or materially and adversely alter or impair any Permit held, owned, used or reserved for the Company or (vi) engage in or participate in, directly or indirectly, any business conducted under any name that shall be the same as or similar to the name of the Company or any trade name used by it. For purposes of this Section 6.9, Seller shall be deemed to engage or participate in a business if it, directly or indirectly, engages in, owns, manages, operates, controls or substantially invests in any business engaged in the Company Business; provided, however, that Seller or any subsidiary may invest in the securities of any enterprise if (x) such securities are publicly traded and (y) Seller or any subsidiary does not beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) in excess of 5%, in the aggregate, of the outstanding equity of such enterprise. Seller is entering into the foregoing covenant to induce Buyer to consummate the transactions contemplated by this Agreement, including the transfer of the goodwill of the Company.

                  6.10 Release of Liens and Guaranty. Seller shall obtain on, or prior to, the Closing the release of (i) Liens (other than Permitted Liens) affecting the Company or its assets, and (ii) the Guaranty.

                  6.11 Access to Insurance Coverage. Prior to Closing, Seller shall not cancel any of the existing insurance policies referred to on Schedule
4.10 (the "Insurance Policies"). Seller shall impose no obstacle following the Closing to the Company's giving notice of or presenting any claim covered by the occurrence-based Insurance Policies directly to the insurance carrier if the Company is a named insured thereunder. If the Company is not a named insured of any Insurance Policy, Seller shall give notice of or present all claims to the insurance carrier on the Company's behalf as soon as is commercially reasonable after its receipt of written notice from the Company requesting Seller to do so. All proceeds from insurance claims made on behalf of the Company to insurance carriers under this Section 6.11 will be tendered by Seller to the Company promptly upon receipt and Seller will take all commercially reasonable actions necessary to otherwise cooperate with the Company in pursuing such claims, provided that the Company will bear all costs and expenses incurred by Seller in fulfilling its obligations pursuant to this Section 6.11.

                                   ARTICLE VII

                               COVENANTS OF BUYER

                  From and after the date hereof and until the Closing (except with respect to Section 7.2 and Section 7.5 which shall survive the Closing), Buyer hereby covenants and agrees that:

                  7.1 No Breach of Representations and Warranties. Buyer will not take any action, and will use its commercially reasonable efforts not to permit any event to occur, which would result in any of the representations and warranties of Buyer contained in any Buyer Transaction Agreement not being true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date.

                  7.2 Seller's Access to Documents; Preservation of Books and Records.

                           (a) For a period of seven years from the Closing Date
(or such longer period as may be necessary with respect to any Tax period ended on or prior to the Closing Date for which the statute of limitations has not expired as of the end of such seven-year period), (i) Buyer shall cause the Company not to dispose of or destroy any of the books and records of the Company relating to periods prior to the Closing ("Books and Records") without first offering to turn over possession thereof to Seller by written notice to Seller at least 90 days prior to the proposed date of such disposition or destruction and (ii) Buyer shall cause the Company to allow Seller and its agents access to all Books and Records and any other documents, and information therefrom, to the extent necessary to allow Seller to prepare its Tax Returns, and shall provide reasonable assistance of Company personnel in making available such Books, Records, documents and information; provided, however, that any such access or copying shall be had or done in such a manner so as not to unduly interfere with the normal conduct of the Company's business. Seller shall reimburse the Company for the reasonable out-of-pocket expenses incurred by it in performing any of the covenants contained in Section 7.2.

                           (b) The seven-year period referred to in Section
7.2(a) shall be extended in the event that Seller advises Buyer in writing that any Legal Proceeding or investigation is pending or threatened in writing at the termination of such seven-year period and such extension shall continue until any such Legal Proceeding or investigation has been settled through judgment or otherwise and/or is no longer pending or threatened.

                  7.3 HSR Act Compliance. Promptly after the execution of this Agreement, Buyer shall file any notification required to be filed under the HSR Act to consummate the transactions contemplated hereby, and shall request early termination of the waiting period thereunder. Buyer shall use commercially reasonable efforts to comply as promptly as practicable with any request made pursuant to the HSR Act for additional information.

                  7.4 Further Actions. Buyer agrees to execute and deliver such instruments and take such other actions as may reasonably be required to (a) carry out the intent of this Agreement and (b) consummate the transactions contemplated hereby.

                  7.5 Release of Guarantees. Buyer shall from time to time before or after the Closing Date provide to Seller and to the Company such information with respect to Buyer as may be reasonably requested to assist the Company and Seller in obtaining a valid and binding full release, in form reasonably satisfactory to Seller, of all of Seller's obligations under any Contract (however denominated) relating to the guarantee of any obligation or liability of the Company (collectively, the "Guaranty Contracts"), including, but not limited to, the agreements listed on Schedule 7.5. Buyer agrees to indemnify and hold Seller, and each of its Affiliates and the officers, directors, employees and agents thereof, harmless from and against all Losses arising out of, based upon, attributable to or resulting from all of Seller's obligations under the Guaranty Contracts. For purposes of this Section 7.5, the indemnification procedures of Section 14.3 shall be applicable.

                  7.6 Notification of Certain Matters. Buyer shall give prompt notice to Seller and TPC of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at the Closing Date and (ii) any material failure of Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                  7.7 Return of Information. In the event of termination of this Agreement, Buyer will return or cause to be returned to the Company all documents and other materials obtained from, or on behalf of, the Company in connection with the transactions contemplated hereby and will keep confidential any such information, all in accordance with the provisions of the Buyer Confidentiality Agreement.

                  7.8   [Intentionally Left Blank]

                  7.9 Financing. Buyer will take all commercially reasonable actions necessary to satisfy all of its obligations contained in the Lender Letter and the Castle Harlan Letter.

                                  ARTICLE VIII

                   CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS

                  The obligation of Buyer to consummate the transactions contemplated hereby on the Closing Date is subject to the satisfaction of the following conditions at or prior to the Closing:

                  8.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Seller and TPC contained herein shall be true and correct in each case at and as of the Closing Date as if made at and as of the Closing Date (except for the representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) except to the extent that the failure of such representations and warranties to be true and correct (in the aggregate) does not have or will not be reasonably likely to have a material adverse effect on the Company or materially adversely affect the consummation of the transactions contemplated hereby or Seller's or TPC's ability to perform its obligations hereunder in a timely manner. Notwithstanding anything contained herein to the contrary, in making the determination required by the preceding sentence, deviations which result solely from actions or inactions expressly requested or consented to in writing by Buyer shall not be considered.

                  8.2 Performance of Covenants. Seller and TPC shall have performed and complied, in all material respects, with the covenants and provisions of this Agreement required to be performed or complied with by them between the date hereof and the Closing Date.

                  8.3 Hart-Scott-Rodino. All applicable waiting periods in respect of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

                  8.4 No Order. No Order shall be in effect forbidding, enjoining or restraining the consummation of the transactions contemplated in this Agreement or which would limit or affect the ability of Buyer to own or control the Company and there shall not have been threatened, nor shall there be pending, any Legal Proceeding seeking to forbid, enjoin, refrain or delay, challenge the validity of, or seek damages in respect of, the material transactions contemplated by this Agreement which has a reasonable likelihood of success.

                  8.5 Officers' Certificates. Buyer shall have received a certificate from TPC and Seller to the effect set forth in Sections 8.1 and 8.2 hereof, dated the Closing Date, signed on behalf of TPC by a duly authorized officer of TPC, and signed on behalf of Seller by a duly authorized officer of Seller.

                  8.6 Delivery of Certificates. Seller shall have delivered to Buyer, at the Closing, the certificates representing the Shares and the Limited Partner Interest, duly endorsed in blank or accompanied by stock powers duly endorsed in blank and such other instruments reasonably deemed to be necessary or required to vest in Buyer all of Seller's right, title and interest with respect to the Shares and the Limited Partnership Interest, free and clear of all Liens.

                  8.7 Certified Resolutions. Buyer shall have received a certificate of the Secretary or an Assistant Secretary of Seller, dated the Closing Date, setting forth resolutions of the board of directors of Seller authorizing the consummation of the transactions contemplated hereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date.

                  8.8 Employment and Non-Competition Agreements. The employment and non-competition agreements between the Company and Messrs. Van Pelt, Kreider and Lewis entered into concurrently herewith shall be in effect (excluding any failure of any such agreement to be in effect as a result of Buyer's actions, omissions or fault) and Buyer shall not have received notice that such employees are not ready and willing to perform under such agreements at Closing.

                  8.9 Consents. All consents or waivers required pursuant to the Insilco Credit Agreement and the Insilco 12% Notes shall have been obtained.

                  8.10 Opinion of Counsel for Seller and TPC. Buyer shall have received an opinion from Baker & Botts, L.L.P., counsel for Seller and the Company, in substantially the form attached hereto as Exhibit A.

                  8.11 Financing. Buyer shall have received financing substantially as set forth in the Lender Letter.

                  8.12 FIRPTA Affidavit. Buyer shall have received an affidavit from Seller in accordance with Section 1445(b)(2) of the Code wherein Seller states that it is not a foreign person.

                  8.13 Indebtedness. The Company shall have no indebtedness for borrowed money, other than any indebtedness included in the calculation of the Closing Working Capital.

                  8.14 Release of Certain Liens. Buyer, at its discretion, shall have received Uniform Commercial Code searches (which searches shall be made or caused to made by and at the expense of Buyer) of filings made pursuant to Article 9 thereof in all jurisdictions where any of the Company's material assets are located, in form, scope and substance reasonably satisfactory to Buyer, which searches shall reflect the release or termination of all Liens against any the Company's assets disclosed thereby that are not Permitted Liens, or Buyer shall have received evidence satisfactory to it, that all such Liens other than Permitted Liens or as set forth on Schedule 8.14 have been released or terminated prior to Closing.

                  8.15 Material Adverse Change. There shall not have been any material adverse change, nor any events that would reasonably be expected to have a material adverse change to the Company, from the date hereof to the Closing Date.

                                   ARTICLE IX

             CONDITIONS PRECEDENT TO SELLER'S AND TPC'S OBLIGATIONS

                  9.1 Accuracy of Representations and Warranties. Each of the representations and warranties of Buyer contained herein shall be true and correct in all material respects in each case at and as of the Closing Date as if made at and as of the Closing Date except for the representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period except to the extent that the failure of such representations and warranties to be true and correct does not have or will not be reasonably likely to have a material adverse effect on the consummation of the transactions contemplated hereby or Buyer's ability to perform its obligations hereunder in a timely manner. Notwithstanding anything contained herein to the contrary, in making the determination required by the preceding sentence, deviations which result solely from actions or inactions expressly requested or consented to in writing by Seller or TPC shall not be considered.

                  9.2 Performance of Covenants. Buyer shall have performed and complied, in all material respects, with the covenants and provisions in this Agreement required herein to be performed or complied with by it between the date hereof and the Closing Date.

                  9.3 No Order. No Order shall be in effect forbidding, enjoining or restraining the consummation of the transactions contemplated in this Agreement or which would limit or affect the ability of Buyer to own or control the Company and there shall not have been threatened, nor shall there be pending, any Legal Proceeding seeking to forbid, enjoin, refrain or delay, challenge the validity of, or seek damages in respect of, the material transactions contemplated by this Agreement upon which has a reasonable likelihood of success.

                  9.4 Officer's Certificate. Seller shall have received a certificate from Buyer to the effect set forth in Sections 9.1 and 9.2 hereof, dated the Closing Date, signed by a duly authorized officer thereof.

                  9.5 Certified Resolutions. Seller shall have received a certificate of a duly authorized officer of Buyer, dated the Closing Date, setting forth the resolutions of the board of directors of Buyer authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying that such resolutions were duly adopted and have not been rescinded or amended as of the Closing Date.

                  9.6 Hart-Scott-Rodino. All applicable waiting periods in respect of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

                  9.7 Delivery of Purchase Price. Seller shall have received the purchase price payable pursuant to this Agreement.

                  9.8   [Intentionally Left Blank]

                  9.9 Opinion of Counsel for Buyer. Seller shall have received an opinion from Schulte Roth & Zabel, LLP, counsel for Buyer, in substantially the form attached hereto as Exhibit B.

                                    ARTICLE X

                              DELIVERIES AT CLOSING

                  10.1 Deliveries by Seller to Buyer. At the Closing, Seller shall deliver, or shall cause to be delivered, to Buyer the following:

                           (a) the certificates evidencing the Shares, and such
instruments or documents evidencing the sale, assignment, transfer and conveyance by Seller to Buyer of the Shares and the Limited Partner Interest in accordance with the terms hereof;

                           (b) the certificates referred to in Section 8.5
hereof;

                           (c) the certified resolutions of the board of
directors of Seller referred to in Section 8.7 hereof;

                           (d) a certificate of the Secretary or an Assistant
Secretary of each of Seller and TPC attesting as to the incumbency and signature of each officer of Seller and TPC, respectively, who shall execute this Agreement and any other Seller Transaction Agreement and certifying as being complete and correct the copies attached to such certificate of the certificate of incorporation and bylaws of TPC and the certificate of limited partnership and agreement of limited partnership of the Partnership, each as in effect on such date;

                           (e) a certificate of the good standing of TPC and the
Partnership in the State of Delaware, and a certificate of qualification of TPC and the Partnership as a foreign entity authorized to do business in each state in which they are so qualified, in each case dated as of a date not earlier than ten (10) days prior to the Closing Date;

                           (f) satisfactory evidence of the resignation of such
of the present directors and officers of TPC as Buyer may require;

                           (g) a release by Seller in favor of the Company in
the form contained at Exhibit C;

                           (h) an Assignment and Assumption Agreement executed
by Seller and the Company in the form contained at Exhibit D; and

                           (i) an Assignment of Partnership Interest executed by
Seller in the form contained at Exhibit E.

                  10.2 Deliveries by Buyer to Seller. At the Closing, Buyer shall deliver to Seller the following:

                           (a) confirmation of the wire transfer of immediately
available funds (to the account of Seller specified by Seller to Buyer within 24 hours prior to the required payment thereof) in the amount equal to $93,480,000;

                           (b) the certificate referred to in Section 9.4 hereof
signed by a duly authorized officer of Buyer;

                           (c) the certified resolutions of the board of
directors of Buyer referred to in Section 9.5 hereof;

                           (d) a certificate of the Secretary or an Assistant
Secretary of Buyer attesting as to the incumbency and signature of each officer of Buyer who shall execute this Agreement or any other Buyer Transaction Agreement;

                           (e) a release by the Company in favor of Seller in
the form contained at Exhibit C; and

                           (f) an Assignment and Assumption Agreement executed
by the Company and Seller in the form contained at Exhibit D.


                                   ARTICLE XI

                          COVENANTS REGARDING EMPLOYEES

                  11.1 Employment. Following the Closing, all Employees shall continue in the employment of the Company on substantially equivalent terms and conditions of employment. Nothing in Section 11.1 shall be deemed to require, however, that the employment of any Employee be continued for any specific period of time after the Closing Date. Buyer acknowledges that, following the Closing, neither the Employees nor the Company shall continue to participate in, or be a member of, any Employee Benefit Plan which is not sponsored or maintained by the Company (including, without limitation, the Employee Benefit Plans maintained or sponsored by Seller which, prior to the Closing Date, covered employees of Seller in addition to Employees of the Company).

                  11.2 Benefit Plans. To the extent that any employee benefit plan or arrangement is made available by Buyer or the Company to any Employees following the Closing Date, (i) Buyer shall, or shall cause the Company to, grant all such Employees after the Closing Date credit for all service with the Company and any predecessors prior to the Closing Date for all purposes for which such service was recognized by Seller and its Affiliates; and (ii) with respect to any "Employee Benefit Welfare Plan" (as that term is defined in Section 3(1) of ERISA), Buyer shall, or shall cause the Company to, waive any waiting periods, pre-existing condition exclusions and actively-at-work requirements and provide that any expenses incurred on or before the Closing Date by a covered Employee or a covered Employee's covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions. Buyer expressly agrees that the Company or Buyer shall continue to maintain the Taylor Publishing Company Pension Plan For Hourly Paid Employees (the "Hourly Pension Plan") on substantially the same terms as it was constituted on the Closing Date, except as may otherwise be required by applicable Law and/or the terms of any applicable collective bargaining agreement, with plan administrators and other fiduciaries as shall be determined and selected by Buyer pursuant to the terms of the Hourly Pension Plan. The Hourly Pension Plan shall not be terminated, and accruals thereunder may not be halted or frozen, prior to the expiration of the term (and any extensions thereof) of the collective bargaining agreement covering participants in the Hourly Pension Plan who are active employees of the Company on the Closing Date, or the first anniversary of the Closing Date, whichever event last occurs. As soon as practicable after the Closing Date, Seller shall cause, or use its best efforts to effectuate, the transfer of the assets of the Hourly Pension Plan out of the Insilco Corporation Master Trust and into a trust newly established by the Company as is necessary for the purposes of holding the assets of the Hourly Pension Plan, provided that the Company provides Seller with sufficient evidence of the tax-exempt status of the newly established trust.

                  11.3 Employee Liabilities. On and after the Closing Date, Seller shall retain liability for benefits arising under the Company Plans listed in Schedule 11.3 in accordance with the terms of such Company Plans and to the extent described in Schedule 11.3, but Employees of the Company shall cease to be covered as active employee participants in the Company Plans listed in Schedule 11.3 on and after the Closing Date. Except as provided in the preceding sentence and in Sections 11.5 and 11.6, the Seller shall have no liability, for benefits or otherwise, under any Company Plan, and the Company and Buyer shall be responsible for all benefits under the Company Plans. Notwithstanding the foregoing, Seller shall be responsible for, and Buyer and the Company shall not be obligated to pay, that portion owed under the agreements listed on Schedule 4.17(h) that is attributable to the "Sales Incentive Program". Buyer and the Company shall retain liability for payments attributable to the "Income Protection Program" under such agreements, in each case as such programs are described in the agreements listed on Schedule 4.17(h).

                  11.4 Severance. If the employment of any Employee is terminated on or within one year after the Closing Date or by reasons of the transactions contemplated hereby, Buyer shall cause the Company to provide such Employee severance pay and benefit entitlement in accordance with the severance policy applicable to such Employee as in effect on the date hereof, if more favorable than the severance policy of Buyer or the Company, as applicable, in effect on or after the Closing.

                  11.5 401(k) Plan. On or prior to the Closing Date, Seller shall take all action necessary to vest participating Employees in their account balances in the Insilco Corporation Thrift Plan (the "Insilco 401(k) Plan"). There shall be no transfer of assets or liabilities of the Insilco 401(k) Plan to any Employee Benefit Plan of Buyer or any of its Affiliates (including the Company), and Buyer acknowledges that Buyer and its Affiliates (including the Company) shall have no right, title or interest in any of the assets of the Insilco 401(k) Plan.

                  11.6   Insilco Pension Plan.

                           (a) As of the Closing Date, Seller shall take all
actions necessary to provide that the Insilco Corporation Retirement Plan for Salaried Employees (the "Insilco Pension Plan") shall retain all liabilities with respect to all benefits accrued by participating Employees (the "Insilco Plan Participants") under the Insilco Pension Plan through the Closing Date, as if all such Insilco Plan Participants had terminated employment in respect of the Insilco Pension Plan on the Closing Date. Seller shall vest Insilco Plan Participants in their accrued benefits as of the Closing Date. All Insilco Plan Participants shall be treated as terminated vested employees or retired employees, if they are then eligible for retirement and so elect to retire under the Insilco Pension Plan for the purpose of determining benefit entitlement thereunder.

                           (b) There shall be no transfer of assets or
liabilities of the Insilco Pension Plan to any Employee Benefit Plan of Buyer or of any of its Affiliates (including the Company), and Buyer acknowledges that Buyer and its Affiliates (including the Company) shall have no right, title or interest in any of the assets of the Insilco Pension Plan.



                                   ARTICLE XII

                              TAXES AND LITIGATION

                  12.1  Tax Returns and Payments.

                           (a) Buyer shall, at Seller's request, cause the
Company to consent to join, for all taxable periods of the Company ending on or before the Closing Date for which the Company is eligible to do so, in any consolidated or combined federal, state, local or foreign income Tax Returns with Seller. Seller shall cause to be prepared and filed all such consolidated or combined income Tax Returns. Buyer agrees to cooperate with Seller in the preparation of the portions of such income Tax Returns pertaining to the Company, and hereby agrees to take no position inconsistent with the Company's being a member of the consolidated or combined group of which Seller is a member for all such periods. Seller shall timely pay all income taxes to which such income Tax Returns relate for all periods covered thereby.

                           (b) Seller shall cause to be prepared and Buyer shall
cause to be timely filed all required state, local and foreign Tax Returns of the Company (other than those caused to be filed by Seller pursuant to Section 12.1(a)) for any period which ends on or before the Closing Date, for which Tax Returns have not been filed as of the Closing Date. Buyer shall be responsible for preparing and filing all Tax Returns required to be filed by or on behalf of TPC or the Partnership for taxable periods ending after the Closing Date. All such returns for periods ending on or prior to, or which include, the Closing Date shall be prepared on a basis that is consistent with the manner in which Seller prepared or filed such Tax Returns for prior periods.

                           (c)(i) Seller shall indemnify and hold harmless
Buyer, TPC, the Partnership and their respective Affiliates, successors and assigns and the employees, directors, officers and agents of each with respect to any and all Taxes that may be imposed on Buyer, TPC or the Partnership or in respect of their business or assets (A) with respect to any taxable period of TPC, the Partnership or any Affiliated Group ending on or prior to the Closing Date or allocated to Seller pursuant to subparagraph (ii) of this Section 12.1(c) (the "Pre-Closing Taxes"), (B) to the extent such Taxes arise as a result of a breach or inaccuracy of any representation contained in
Section 4.18, and (C) under Treasury Regulation ss.1.1502-6 or any comparable state, local or foreign tax provision.

                           (ii) If, for any United States federal, state, local
or foreign tax purposes, the taxable period of the Company does not terminate on the Closing Date, Taxes, if any, and partnership tax items attributable to any taxable period of TPC or the Partnership that includes (but does not end on) the Closing Date (each such period, a "Straddle Period") shall be allocated to (A) Seller for the period up to and including the Closing Date, and (B) Buyer for the period subsequent to the Closing Date. For purposes of the preceding sentence, Taxes for the period up to and including the Closing Date and for the period subsequent to the Closing Date shall be determined on the basis of an interim closing of the books as of the close of business on the Closing Date as if such taxable period consisted of one taxable period ending on and including the Closing Date followed by a taxable period beginning on the day following the Closing Date or under such other reasonable method as the parties may agree. For purposes of this subparagraph (ii), exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis. In addition, the Texas franchise tax determined with respect to capital or income of TPC, Seller or the Partnership (i) during 1999 shall be considered a tax with respect to the period from January 1, 1999, to December 31, 1999, for purposes of this Agreement, and (ii) during 2000 shall be considered a tax with respect to the period from January 1, 2000, to December 31, 2000, for the purposes of this Agreement.

                           (d) With respect to any Tax Return required to be
filed by Buyer pursuant to Section 12.1(b) for a Straddle Period, Buyer shall provide Seller with copies of such completed Tax Return and a statement setting forth the amount of Tax shown on such Tax Return that is allocable to Seller pursuant to Section 12.1(c)(ii) (the "Statement") at least 15 business days prior to the due date for the filing of such Tax Return. Not later than five days before the due date for payment of Taxes with respect to such Tax Return, Seller shall pay to Buyer an amount equal to the Taxes shown on the Statement as being allocable to Seller. In addition, if the Pre-Closing Taxes with respect to a Straddle Period, calculated in accordance with Section 12. 1(c), are less than the Tax payments made on or before the Closing Date by the Company with respect to such Straddle Period Buyer shall cause the Company to pay over to Seller the excess of such Tax payments over such Pre-Closing Taxes concurrently with the filing of the Tax Return for the Straddle Period.

                  12.2 Refunds. Any refunds or credits of federal, state, local and foreign Taxes (including any interest thereon) received by or credited to the Company or Seller attributable to periods ending on or prior to the Closing Date, or attributable to periods which include the Closing Date that were not borne by Buyer pursuant to Section 12.1(c) (collectively, "Seller Refunds"), shall be for the benefit of Seller, and Buyer shall use reasonable commercial efforts to obtain any Seller Refunds and shall cause the Company to pay over to Seller any Seller Refunds within 15 business days after receipt or credit thereof; provided, however, that Seller shall reimburse Buyer for any costs or expenses incurred in connection with obtaining such Seller Refunds.

                  12.3 Cooperation. After the Closing Date, Buyer and Seller shall each make available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to Tax liabilities or potential Tax liabilities of the Company for all periods prior to or including the Closing Date and shall preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof. Buyer shall prepare and provide to Seller such federal, state, local and foreign Tax information packages as Seller shall reasonably request for use in preparing any Tax Return that relates to the Company. Such information packages shall be completed by Buyer and provided to Seller within 60 days after a request therefor. Notwithstanding any other provisions hereof, each party shall bear its own expenses in complying with the foregoing provisions. The obligations of Buyer contained in this Section 12.3 shall be in addition to Buyer's obligations contained in Section 7.2 of this Agreement.

                  12.4 Buyer's Taxes. Buyer shall pay, or cause to be paid, and Buyer and the Company shall jointly and severally indemnify Seller and its Affiliates against and hold them harmless from any liability for Taxes of Buyer, TPC or the Partnership with respect to any taxable period after the Closing, other than any such Taxes allocable to Seller, pursuant to Section 12.1(c)(ii).

                  12.5   Miscellaneous.

                           (a) Except as otherwise required by law, the parties
agree to treat all payments made pursuant to Section 12.1 to 12.4 as adjustments to the purchase price for Tax purposes. The representations and warranties set forth in Section 4.18 and the indemnities and covenants set forth in this
Article XII shall survive indefinitely.

                           (b) For purposes of Sections 12.1(c)(i) and 12.4, the
indemnification procedures of Section 14.3 shall be applicable.

                  12.6   Section 338(h)(10) Election: Section 754 Election.

                           (a) If requested by Buyer, Seller shall join Buyer in
an election to have the provisions of Section 338(h)(10) of the Code and any analogous provision of state or local law (any such election, a "338 Election") apply to the acquisition of the Shares of TPC. The allocation of the purchase price (or, if applicable, the "modified aggregate deemed sale price") among TPC's assets shall be made in accordance with Section 338 and the Treasury Regulations thereunder and any comparable provisions of state or local law, as applicable. Such allocation shall be determined by Buyer and delivered to Seller at least 90 days prior to the date an IRS Form 8023 is required to be filed in respect of the acquisition of the Shares (such allocation, the "Proposed Allocation"). Seller shall accept the Proposed Allocation unless it would be unreasonable to do so. If Seller believes that the Proposed Allocation is unreasonable, it shall notify Buyer within 30 days of its receipt of the Proposed Allocation and the manner in which Seller would modify the Proposed Allocation to make it reasonable (such modified allocation, the "Modified Allocation"). If Buyer and Seller are unable to resolve their differences within 15 days, the matter shall be referred the Independent Accountant. The Independent Accountant shall determine whether the Proposed Allocation was reasonable. If the Independent Accountant determines that the Proposed Allocation was reasonable, such allocation shall be the "Final Allocation." If the Independent Accountant determines that the Proposed Allocation was not reasonable, the Modified Allocation shall be the "Final Allocation." Buyer and Seller shall each file Internal Revenue Service Form 8023 (and any applicable forms required under state or local law) in respect of each 338 Election in a manner consistent with the Final Allocation and shall not take any position on any Tax Return that is inconsistent with the Final Allocation.

                           (b) Seller shall take any action reasonably requested
by Buyer in connection with making an election under Section 754 of the Code (and any comparable provision of state or local law) with respect to the Partnership for the taxable year of the Partnership that ends on or includes the Closing Date.

                  12.7 Jostens Lawsuit. Regarding the Legal Proceeding styled Taylor Publishing Co. v. Jostens, Inc. No. 4:97 CV 11 in the United States District Court for the Eastern District of Texas and No. 99-40154 in the United States Court of Appeals for the Fifth Circuit (collectively, the "Jostens Lawsuit"), each of Buyer and TPC acknowledge that Seller is currently paying expenses and fees associated with the proceeding of the Jostens Lawsuit before the United States Court of Appeals for the Fifth Circuit. After the Closing Date, Seller will continue to pay and be fully responsible for any fees and expenses incurred after the Closing Date that are associated with the prosecution of the Jostens Lawsuit and will indemnify and hold the Company harmless from any Losses arising out of, based upon, attributable to or resulting from the Jostens Lawsuit. Each of Buyer and TPC agree to make available to Seller upon prior written request (i) any of the Company's personnel whose assistance or participation is reasonably required by Seller and
(ii) those Books and Records which are reasonably required by Seller for the prosecution of the Jostens Lawsuit and all future proceedings relating to the Jostens Lawsuit, including providing documents, witnesses, reasonable access to management and other assistance; provided, however, that any such assistance or participation by such personnel or availability of such Books and Records does not unduly interfere with the normal conduct of the Company's business. Seller shall pay to Company a per diem charge at the rate of $500 per 8-hour day (prorated for partial days to the nearest quarter of a day) for each of the Company's personnel required to assist Seller pursuant to this Section 12.7 and shall reimburse the Company for any reasonable documented out-of-pocket expenses, including travel and other related expenses, as and when incurred by the Company or such personnel pursuant to this Section 12.7 to the extent such expenses are not paid directly by Seller. TPC hereby grants and assigns to Seller an undivided interest in any proceeds actually collected from the Jostens Lawsuit and each of Buyer, TPC and Seller agree that proceeds actually collected in relation to the Jostens Lawsuit will be allocated as follows:

                           (i) TPC is entitled to an amount equal to 10% of the
amount actually collected pursuant to the Jostens Lawsuit (net of fees and expenses of the Jostens Lawsuit that have been incurred directly by Seller, including legal fees); provided, however, that TPC will receive at least $100,000 (assuming the lawsuit results in a net amount in excess of $100,000) and that the maximum amount the Company is entitled to receive pursuant to this
Section 12.7(i) is $2,500,000. If the Jostens Lawsuit results in an amount actually collected that is less than $100,000, TPC is entitled to the entire amount collected.

                           (ii) Seller will be entitled to all remaining amounts
received as a result of the Jostens Lawsuit not allocated to TPC pursuant to
Section 12.7(i), including, but not limited to, all amounts received in excess of $25,000,000.

Buyer and TPC each agree that they shall not have a right to offset any liability Seller may have to Buyer or the Company against any amount Seller is entitled to pursuant to this Section 12.7. TPC and Buyer acknowledge and agree that Seller has complete discretion and authority regarding decisions and strategy relating to the Jostens Lawsuit, including any decision to settle the lawsuit, as well as any decision to instigate or terminate any Legal Proceeding regarding the same. Notwithstanding anything to the contrary in this Agreement, TPC acknowledges and agrees that it will remain solely responsible and liable for the judgment dated January 4, 1999 granted by the District Court to Jostens, Inc. requiring TPC to pay Jostens, Inc.'s costs, which were stipulated by the parties of the lawsuit to be $50,000.

                                  ARTICLE XIII

                                   TERMINATION

                  13.1 Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby, may be terminated at any time before the Closing Date, as follows:

                           (a) Mutual Consent. By the mutual written consent of
Seller and Buyer.

                           (b) Expiration Date. By Seller, on the one hand, or
Buyer, on the other hand, if the Closing shall not have occurred by March 31, 2000 (which date may be extended by mutual agreement of Buyer and Seller) provided that the terminating party is not then in default hereunder.

                           (c) Consummation Prohibited. By Seller, on the one
hand, or Buyer, on the other hand, if consummation of the transactions contemplated hereby would violate any non-appealable final Order of a Governmental Authority having competent jurisdiction.

                           (d) Failure of Heller Financial, Inc. ("Heller") to
Remove All Conditions Regarding Due Diligence and the Environmental Insurance Policy Requirements in the Lender Letter. By Seller by notice given to Buyer on or prior to January 7, 2000 if Seller has not received by 5:00 p.m., Texas time, on December 23, 1999 from Buyer a revised Lender Letter executed and agreed to by Buyer (i) eliminating from the Lender Letter (to the sole satisfaction of Seller) all conditions to the commitment of Heller related to due diligence, including without limitation legal and environmental due diligence, and all conditions to the commitment of Heller related to the environmental insurance policy referred to in the Lender Letter and (ii) containing no other changes not acceptable to Seller in its sole discretion.

                  13.2 Effect of Termination. If this Agreement shall be terminated pursuant to Section 13.1, all further obligations of the parties to this Agreement shall terminate without further liability of any party to another and each party shall pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance of and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses and disbursements of its counsel; provided, however, that (i) the obligations of Buyer under the Buyer Confidentiality Agreement shall survive any such termination and (ii) nothing herein shall relieve a breaching or defaulting party for liability arising from any breach or default by it hereunder.

                                   ARTICLE XIV

                                 INDEMNIFICATION

                  14.1 Seller Indemnification. Subject to the limitations set forth in Section 14.4 hereof, Seller hereby agrees to indemnify and hold Buyer and each of its Affiliates, and the officers, directors, employees and agents thereof, harmless from and against any and all claims, judgments, causes of action, liabilities, obligations, damages, losses, deficiencies, costs, penalties, interest and expenses, including without limitation, cost of investigation and defense, and reasonable attorneys' fees and expenses (collectively, "Losses") arising out of, based upon, attributable to or resulting from any breach of any representation, warranty, agreement or covenant on the part of Seller or TPC (excluding, however, in the case of TPC, any breach of any agreement or covenant occurring following the Closing Date) contained in or pursuant to this Agreement or any certificate delivered pursuant to Section
8.5 of this Agreement.

                  14.2 Buyer Indemnification. Buyer hereby agrees to indemnify and hold Seller and each of its Affiliates, and the officers, directors, employees and agents thereof, harmless from and against any and all Losses arising out of, based upon, attributable to or resulting from any breach of any representation, warranty, agreement or covenant on the part of Buyer contained in or made pursuant to this Agreement or any certificate delivered pursuant to
Section 9.4 of this Agreement.

                  14.3   Indemnification Procedures

                           (a) If any third party asserts any claim against a
party to this Agreement which, if successful, would entitle the party to indemnification under this Article XIV (the "Indemnified Party"), it shall give notice of such claim to the party from whom it intends to seek indemnification (the "Indemnifying Party") and, subject to Section 14.6, the Indemnifying Party shall have the right to assume the defense and, further subject to Section 14.3(b), settlement of such claim at its expense by representatives of its own choosing acceptable to the Indemnified Party (which acceptance shall not be unreasonably withheld). The failure of the Indemnified Party to notify the Indemnifying Party of such claim shall not relieve the Indemnifying Party of any liability that the Indemnifying Party may have with respect to such claim, except to the extent that the defense is materially prejudiced by such failure. The Indemnified Party shall have the right to participate in the defense of such claim at its expense, in which case the Indemnifying Party shall cooperate in providing information to and consulting with the Indemnified Party about the claim. If the Indemnifying Party fails or does not assume the defense of any such claim within 15 days after written notice of such claim has been given by the Indemnified Party to the Indemnifying Party, the Indemnified Party may defend against or, subject to Section 14.3(b), settle such claim with counsel of its own choosing at the expense (to the extent reasonable under the circumstances) of the Indemnifying Party.

                           (b) If the Indemnifying Party does not assume the
defense of a claim involving the asserted liability of the Indemnified Party under this Article XIV, no settlement of such claim shall be made by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party assumes the defense of such a claim, (i) no settlement thereof may be effected by the Indemnifying Party without the Indemnified Party's consent unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claim that may be made against the Indemnified Party, (B) the sole relief provided is monetary damages that have been paid in full by the Indemnifying Party, and (C) the settlement includes, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim, and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its consent.

                           (c) The parties acknowledge and agree that the
Indemnifying Party's indemnity obligation relating to any Remedial Action shall be satisfied by implementation or indemnification of the Lowest Cost Response. "Lowest Cost Response" shall mean any Remedial Action that both meets the most stringent of the following and is in compliance with Environmental Law: (a) the least stringent corrective action or cleanup standards acceptable under Environmental Laws or required by the Governmental Authority, in effect at the time of the Remedial Action, based upon use of differential clean-up standards based upon the nature of the land use of the affected property as of the Closing Date, that will allow continued use and operation of the property for such purpose without material interference; provided, however, in the event Lowest Cost Response would require institutional controls, the institutional controls shall not be considered "Lowest Cost Response" to the extent they would render any portion of the property that the Company has a reasonable expectation of use for industrial purpose at the time of implementation of the Remedial Action in question, nonusable for such intended use it being further understood and agreed that if Remedial Action with respect to air emissions is required and a permit or other authorization covering the historical level of air emissions at a facility that does not impose conditions requiring material adverse changes to the operations of the facility can be obtained without the need for control equipment, the installation of control equipment shall not be considered "Lowest Cost Response;" (b) in the absence of cleanup standards or corrective action required under Environmental Laws, the cleanup standard or corrective action shall be deemed to be such specifications as reasonably determined by the Approved Environmental Consultant in consultation with the Non-Responding Party;
(c) the corrective action or cleanup standard established in any applicable lease in effect on or prior to the closing governing the Company's occupancy of any of the real property that is subject to the Remedial Action; or (d) the corrective action or cleanup standard required by any judicial or administrative resolution or settlement agreement of a third party claim achieved or entered into pursuant to the procedures set forth in this Article XIV. Except with respect to post-Closing Releases to air for a period of up to 120 days expressly included in clause (ii) of the definition of "Seller Environmental Liabilities," the Indemnifying Party shall not have any indemnity obligation in respect of that portion of any environmental condition caused by the Indemnified

Party, including, without limitation, any contribution made by the Indemnified Party to an environmental condition for which the Indemnifying Party otherwise has an indemnity obligation under this Section 14.6.

                  14.4 Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

                           (a) Seller shall not have any obligation to provide
indemnification for Losses pursuant to Section 14.1 arising out of or related to breaches of representations and warranties (but not for any breach of any covenant or agreement of Seller) except to the extent that the aggregate amount of all such Losses pursuant to such Section exceeds $1,000,000, in which case Seller shall be liable to Buyer only for such Losses in excess of $1,000,000 (the "Basket Amount"). Seller shall be obligated to provide indemnification for all Losses arising out of or related to the breach of any covenant or agreement of Seller. The maximum obligation of Seller to provide indemnification for all Losses pursuant to (i) Section 14.1 arising out of or related to breaches of representations and warranties (but not for any breach of any covenant or agreement of Seller) and (ii) Section 14.6, shall be limited to $9,400,000 in the aggregate.

                           (b) Buyer shall not have any obligation to provide
indemnification for Losses pursuant to Section 14.2 arising out of or related to breaches of representations and warranties (but not for any breach of any covenant or agreement of Buyer) except to the extent that the aggregate amount of all such Losses pursuant to such Section exceeds the Basket Amount in which case Buyer shall be liable to Seller only for such Losses in excess of Basket Amount. Buyer shall be obligated to provide indemnification for all Losses arising out of or related to the breach of any covenant or agreement of Buyer or any post-Closing covenant or agreement of TPC. The maximum obligation of Buyer to provide indemnification for Losses pursuant to Section 14.2 arising out of or related to breaches of representations and warranties (but not for any breach of any covenant or agreement of Buyer, or TPC if applicable) shall be limited to $9,400,000 in the aggregate.

                           (c) The representations and warranties of TPC and
Seller on the one hand, and Buyer, on the other, contained in this Agreement shall survive the Closing until the 13th month anniversary of the Closing Date; provided, however, that (i) the representations contained in Section 4.14 shall last for six years, (ii) the representations contained in Section 4.17 and
Section 4.18 shall continue until the expiration of the applicable statute of limitations relating to the cause of action giving rise to Losses and (ii) the representations contained in Sections 4.2 and 4.3 shall survive indefinitely.

                  14.5 Inapplicability to Taxes. Except for indemnification procedures set forth in Section 14.3, this Article XIV shall not apply to Taxes, liability for which is subject to Sections 12.1 through 12.5 hereof.

                  14.6   Environmental Indemnification.

                           (a) Subject to the limitations set forth in this
Section 14.6, in addition to the indemnification provided by Seller pursuant to
Section 14.1 above, Seller will defend, indemnify and hold harmless Buyer from and against, subject to the cost sharing provisions of

Section 14.6(g) below, any and all Seller Environmental Liabilities for which notice of a Section 14.6 Environmental Claim (as defined below) is given during the ten year period commencing on the Closing Date and which were discovered prior to the end of such ten year period (whether before or after the Closing
Date).

                           (b) PROCEDURES WITH RESPECT TO SELLER ENVIRONMENTAL
LIABILITIES

                           (i) Any Section 14.6 Environmental Claim (as defined
below) that does not require Remedial Action shall be governed by the procedures set forth in Section 14.3 of this Agreement. The term "Section 14.6 Environmental Claim" means any Environmental Claim all or a portion of which, if successful, would entitle Buyer to indemnification under this Section 14.6.

                           (ii) Unless otherwise agreed by Seller and Buyer,
Buyer shall take the lead in any Remedial Action. The party controlling a Remedial Action shall be referred to as the "Responding Party" and the other party shall be referred to as the "Non-Responding Party." The Responding Party shall, subject to the reasonable approval of the Non-Responding Party, select one or more environmental engineers or consultants (the "Approved Environmental Consultant"), to plan, conduct, coordinate, and supervise the Remedial Action. The Responding Party shall arrange for an Approved Environmental Consultant to prepare as part of the Remedial Action and, in compliance with any applicable Environmental Law, a remedial action plan, which shall describe in reasonable detail the Remedial Action, the scope of the work to be performed (to the extent then determinable), and the estimated schedule for and the estimated costs associated with such activities (to the extent then estimable) ("Remedial Action Plan") for each Remedial Action. The Remedial Action Plan shall be designed to achieve compliance with the Lowest Cost Response, shall keep to a minimum the disruption of operations at the affected property, and shall not interfere in any material respect with such operations.

                           (iii) The Non-Responding Party shall have the right
to review the Remedial Action Plan in accordance with the review procedure set forth in this Section 14.6, and to reasonably monitor any Remedial Action; the Responding Party shall provide a reasonable opportunity to the Non-Responding Party for review and comment in advance, subject to Section 14.6(b)(x) below, of
(x) the implementation of any material element of the Remedial Action or finalization of a report thereof, and (y) any material filing relating to the Remedial Action with an applicable Governmental Authority. The Responding Party shall reasonably attempt to incorporate or respond to any comment received from the Non-Responding Party. Each party shall timely provide to the other any information concerning the Remedial Action reasonably requested in writing by the other.

                           (iv) Upon receipt of a Remedial Action Plan from an
Approved Environmental Consultant, the Responding Party shall notify the Non-Responding Party in writing of the action it proposes to take and submit a copy of the Remedial Action Plan. In the event that the Non-Responding Party objects to the Remedial Action Plan as being inconsistent (other than in a de minimis respect) with the Lowest Cost Response or Seller's indemnity obligations hereunder, in whole or in part, the Non-Responding Party shall notify the Responding Party in writing of its specific disagreement (and its basis therefor) regarding such Remedial Action Plan and shall provide an alternative proposal describing in reasonable detail an alternative proposal ("Dispute Notification") within thirty (30) days of its receipt of notice of the Remedial Action Plan. The parties shall thereafter negotiate in good faith in an attempt to reach agreement as to the disputed Remedial Action Plan. Although the Non-Responding Party may offer comments and suggestions to the Responding Party on de minimis aspects of the Remedial Action Plan, which the Responding Party will consider in good faith, the ultimate resolution of comments regarding de minimis matters shall be within the discretion of the Responding Party and shall not be included in any Dispute Notification.

                           (v) In the event the parties are unable to resolve a
dispute within thirty (30) days after the Responding Party's receipt of a Dispute Notification, the parties shall designate an independent environmental engineer or consultant familiar with environmental remediation requirements and practices in the area where the remediation activity is to be performed (the "Third Party Consultant"), provided that if the parties are unable to agree upon a Third Party Consultant, Seller shall select one environmental consultant or engineer, Buyer shall select a second environmental consultant or engineer, and such consultants or engineers shall choose the Third Party Consultant, within fifteen (15) days after such 30-day period. If either party fails to select such consultant or engineer, the consultant or engineer selected by the other party shall be the Third Party Consultant. The Third Party Consultant shall review the Remedial Action Plan and the Dispute Notification, may discuss the Remedial Action Plan with Seller and Buyer and, within thirty (30) days after its selection as the Third Party Consultant, shall make written findings as to the fairness and appropriateness of, and any changes that it would recommend to, the Remedial Action Plan, taking into account the requirements of the provisions of this Section 14.6, including the concept of "Lowest Cost Response." The Third Party Consultant may make findings that the Remedial Action Plan is consistent with these requirements, that the Non-Responding Party's alternative proposal as set forth in the Dispute Notification is consistent with these requirements, or that different activities would be consistent with these requirements. Seller and Buyer shall thereafter negotiate in good faith in an attempt to reach agreement as to the disputed Remedial Action Plan considering the findings of the Third Party Consultant; in the event the parties are unable to resolve the dispute within fifteen (15) days after receipt of the Third Party Consultant's findings, all such findings shall become part of and shall be deemed to amend the Remedial Action Plan, Lowest Cost Response, and Remedial Action Plan. The costs of the Third Party Consultant shall be borne one-half by Seller and one-half by Buyer.

                  Notwithstanding the foregoing, it is not the intent of the parties to refer disputes concerning matters of contract or lease interpretation or disputes concerning matters not within the reasonable judgment or experience of an environmental consultant to the Third Party Consultant for resolution; it being understood and agreed that such disputes shall be resolved in accordance with the provisions of Section 15.9 of this Agreement, and, if appropriate, the Dispute Notification shall be modified prior to submission to the Third Party consultant to delete references to such matters.

                           (vii) In the event the Responding Party reasonably
believes that the Remedial Action Plan warrants expedited review and resolution, the Responding Party shall so notify the Non-Responding Party in writing concurrently with delivery of the Remedial Action Plan and the parties will use good faith efforts to minimize the time periods for reviewing proposals and resolving disputes established by this Section 14.6 and, in any event, 30 day periods shall be reduced to 15 days and 15 day periods shall be reduced to 7 days.

                           (viii) The Responding Party will consult with the
Non-Responding Party regarding material discussions with any Governmental Authority concerning any Remedial Action. The Non-Responding Party may have a representative present during any meeting with any Governmental Authority; provided, however, that such representative will not actively participate in any such meetings and the Non-Responding Party will not attempt to independently contact or influence the Governmental Authority.

                           (ix) Buyer will notify Seller in writing promptly
after, and in any event within thirty (30) calendar days of, Buyer's receipt of any written Section 14.6 Environmental Claim or gaining of any knowledge of a Seller Environmental Liability that could require Remedial Action. Buyer also hereby agrees to provide Seller written notice promptly after, and in any event within thirty (30) calendar days of, the discovery of any Release or threatened Release of a Hazardous Material that may give rise to a Seller Environmental Liability and is reportable under Environmental Law to a Governmental Authority at any Facility after the Closing Date. Failure to provide such notice on a timely basis will not result in the Losses relating thereto being excluded as Seller Environmental Liabilities, except to the extent Seller has been prejudiced thereby.

                           (x) Notwithstanding the preparation and review of the
Remedial Action Plan provisions in Section 14.6(b), the "no-hunt" provisions in
Section 14.6(f) and the notice provisions in this Section 14.6, Buyer may take any necessary Remedial Action to respond to an emergency condition for which Seller may have an indemnification obligation (i) in the event Buyer has a good faith belief that such conditions require an immediate response to protect human health or the environment, (ii) such action is expressly directed by a Governmental Authority to respond to the emergency condition, or (iii) such action is required by applicable Environmental Law to respond to the emergency condition. Buyer shall promptly notify Seller of the emergency condition, which notice shall in any event be given within forty-eight (48) hours of completion of the Remedial Action responding to the emergency condition. The taking of such action shall not have any impact on a determination of whether the Remedial Action is properly within Seller's indemnity obligation contained in this
Section 14.6.

                           (xi) Unless Seller otherwise expressly agrees in
writing to the contrary, the parties acknowledge and agree that Seller's indemnity obligation relating to any Remedial Action shall be satisfied by the Lowest Cost Response. Unless Seller otherwise expressly agrees in writing to the contrary, to the extent Buyer requests or implements any changes to any Remedial Action which exceed Lowest Cost Response, Buyer will be solely responsible for any increased costs attributable to such changes.

                           (xii) The Non-Responding Party will have the right to
assist in the settlement or defense of any administrative enforcement action relating to a Section 14.6 Environmental Claim, with its own counsel and at its own expense, so long as it does not interfere with or delay in any manner the Responding Party's resolution of any such Section 14.6 Environmental Claim. In the event the Section 14.6 Environmental Claim involves third party litigation, this right to assist in settlement or defense, shall be governed by Section 14.3(a).

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

                           (xiii) Seller hereby agrees prior to Closing to
initiate at its cost an air emissions inventory and evaluate whether each of the Company's four current facilities is required to have any air permit or authorization that it currently does not have. For purposes of Section 14.6(e) below, all third-party out-of-pocket costs and expenses incurred in connection with such inventory and evaluation shall be deemed to be Losses for which Seller was obligated to pay pursuant to this Section 14.6 (but not subject to the Individual or Aggregate Threshold Amounts). Buyer has the independent right, at Buyer's cost (unless required of Buyer after Closing as part of a Remedial Action), to conduct its own air emissions survey and evaluation regarding the Current Facilities' (defined below) compliance with Environmental Law. Upon completion of such inventory and evaluation, Seller and Buyer shall consult in good faith to determine whether any Remedial Action is required. Any dispute with respect thereto and any related Remedial Action shall be handled in accordance with the procedures set forth in this Section 14.6. To the extent any Releases to the air are identified or discovered to be violations of Environmental Law prior to the Closing Date, or during the 120 day period after the Closing Date (provided such Releases are not the result of a material alteration in the Company's operations as those operations existed during the twelve-month period prior to the Closing Date), by Seller as the result of its air emissions inventory, or by Buyer as the result of any air emission survey or inventory, such Releases are deemed to be a Seller Environmental Liability and deemed to be a Section 14.6 Environmental Claim subject to all of the procedures with respect to Seller Environmental Liabilities set forth in Section 14.6(b), including the notice provisions set forth in Section 14.6(b)(ix).

                           (xiv) To the extent access to any area requiring
Remedial Action is within the control of the Non-Responding Party or its Affiliates, Non-Responding Party shall provide Responding Party, its environmental consultants and Governmental Authority with reasonable access to the areas affected in order for Responding Party to carry out its obligations under this Agreement. During the implementation of any Remedial Action, the parties shall use commercially reasonable best efforts to cooperate in good faith to ensure compliance with all applicable Environmental Laws, to minimize the costs of the Remedial Action and to minimize business disruptions related to the implementation of the Remedial Action. The parties acknowledge and agree that it may be in the parties' interest to conduct the Remedial Action under a state voluntary cleanup program and agree to reasonably cooperate with each other in taking such steps as may be necessary or desirable to facilitate such participation.

                  (c) All obligations contained in this Section 14.6 shall expire on the tenth anniversary of the Closing Date, except with respect to matters for which a notice of a Section 14.6 Environmental Claim has been received by Seller on or before said tenth anniversary.

                  (d) Regarding each environmental condition, Seller shall not have any obligation to provide indemnification for Losses pursuant to this
Section 14.6 arising out of or related to Seller Environmental Liabilities of such environmental condition except to the extent that the amount of Losses relating to such condition exceeds $100,000 (the "Individual Threshold Amount") or the cumulative amount of Losses that have been incurred by Buyer and applied against Individual Threshold Amounts for environmental conditions exceeds $750,000 (the "Aggregate Threshold Amount"), in which case Seller shall be liable to Buyer only for

Losses for such environmental condition in excess of the Threshold Amount or Aggregate Threshold Amount, as applicable.

                           (e) The maximum obligation of Seller to provide
indemnification for all Losses pursuant to (i) this Section 14.6 and (ii)
Section 14.1 (arising out of or related to breaches of representations and warranties) hereof, shall be limited to $9,400,000 in the aggregate.

                           (f) Unless and except to the extent required to do so
under any Environmental Law or in fulfillment of the express requirement of a Governmental Authority that is not required as a result of intentional actions or inactions of Buyer or its Affiliates designed in whole or in part to effect such a requirement and, then, only with prior notice to Seller and after providing Seller with an opportunity to be present at any surface or subsurface investigation and an ability to split any samples taken at Seller's cost, in the event Buyer initiates, conducts, or authorizes any surface or subsurface investigation of an environmental condition at any facility which may constitute a Seller Environmental Liability, without the express written consent of Seller, any Losses incurred or matters discovered as a result of such investigation shall be excluded from Seller Environmental Liabilities and Seller shall not have any indemnification or obligation with respect thereto. Activities conducted by Buyer or its Affiliates in the ordinary course of business, such as improvements or repairs, will not be considered a surface or subsurface investigation, provided Buyer and its Affiliates do not intend in connection with such activity to identify environmental liabilities.

                           (g)  COST-SHARING

                           (i) During the first year of the environmental
indemnity set forth in this Section 14.6 (i.e., the twelve month period commencing on the Closing Date), Seller will be responsible for eighty-five percent (85%) of the Losses above the Threshold Amount or Aggregate Threshold Amount, as the case may be, that constitute Seller Environmental Liabilities;

                           (ii) During the second, third and fourth years of the
environmental indemnity set forth in this Section 14.6, Seller will be responsible for seventy-five percent (75%) of the Losses above the Threshold Amount or the Aggregate Threshold Amount, as the case may be, that constitute Seller Environmental Liabilities;

                           (iii) During the fifth year of the environmental
indemnity set forth in this Section 14.6, Seller will be responsible for sixty percent (60%) of the Losses above the Threshold Amount or the Aggregate Threshold Amount, as the case may be, that constitute Seller Environmental Liabilities;

                           (iv) During the sixth year of the environmental
indemnity set forth in this Section 14.6, Seller will be responsible for fifty percent (50%) of the Losses above the Threshold Amount or the Aggregate Threshold Amount, as the case may be, that constitute Seller Environmental Liabilities;

                           (v) During the last four years of the environmental
indemnity set forth in this Section 14.6, Seller will be responsible for twenty-five percent (25%) of the Losses above the Threshold Amount or the Aggregate Threshold Amount, as the case may be, that constitute Seller Environmental Liabilities; and

                           (vi) It is understood that the cost sharing ratio for
an environmental condition shall be established based on the date Buyer notifies Seller in writing of the Section 14.6 Environmental Claim.

                           (h) Seller will provide Buyer a one year Letter of
Credit, renewable to Buyer for two additional consecutive one year terms, in the amount of $1,000,000.00, issued by a financial institution and in a form reasonably acceptable to Buyer on the Closing Date as security for its indemnity obligations contained in this Section 14.6. The amount of the Letter of Credit will be reduced by the actual amounts paid by Seller to cover any Losses related to Seller Environmental Liabilities (excluding Section 14.6(b)(xiii)) or by any amounts drawn against the Letter of Credit to cover any Losses that constitute Seller Environmental Liabilities. Further, once Seller has fulfilled the maximum obligation for Losses set forth in Section 14.6(e) above, Seller may terminate the Letter of Credit.

                           (i) The duty and obligation of Seller to provide
indemnification hereunder will be limited to the net amount of any Losses actually sustained and/or paid. In determining the net amount of Losses, the actual amount of Losses will be reduced by the aggregate value of any assets, properties and rights, including without limitation, proceeds of insurance, claims, cross-claims, counterclaims and the like which are either received directly by Buyer, or by Seller on behalf of Buyer and remitted to Buyer. In such connection, Buyer will fully cooperate with Seller in pursuing and realizing all amounts which may be available from third persons (without being obligated to incur any additional non-reimbursable expense, or liability in respect of specious or unfounded lawsuits filed in its name).


                                     GENERAL

                  15.1 Amendments. This Agreement may only be amended by an instrument in writing executed by Buyer and Seller.

                  15.2 Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to enforce such term, but such waiver shall be effective only if it is in a writing signed by the party entitled to enforce such term and against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

                  15.3 Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be sufficiently given (and shall be deemed to have been duly given upon receipt) if sent by overnight mail, registered mail or certified mail, postage prepaid, or by hand, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           (a)    If to Seller, to:

                                  Insilco Corporation
                                  425 Metro Place North
                                  Fifth Floor
                                  Dublin, Ohio 43017
                                  Attn: Chief Executive Officer

         With a copy (which shall not constitute effective notice) to:

                                  Andrew M. Baker
                                  Baker & Botts, L.L.P.
                                  2001 Ross Avenue
                                  Dallas, Texas 75201

                           (b)    If to TPC, to:

                                  Taylor Publishing Company
                                  1550 W. Mockingbird Lane
                                  Dallas, Texas 75235
                                  Attn: President

                           (b)    If to Buyer to:

                                  c/o Castle Harlan Partners III, L.P.
                                  150 East 58th Street
                                  New York, New York 10155
                                  Attention:  David B. Pittaway

         With a copy (which shall not constitute effective notice) to:

                                  Schulte Roth & Zabel LLP
                                  900 Third Avenue
                                  New York, New York 10022
                                  Attention:  Marc Weingarten

                  15.4 Successors and Assigns; Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned without the written consent of the other parties except that Buyer may assign any or all of its rights, interest and obligations hereunder to any of its

Affiliates and/or its financing sources (provided that no such assignment shall discharge Buyer from any such obligations). Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no Person shall be deemed a third party beneficiary under or by reason of this Agreement.

                  15.5 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

                  15.6 Entire Agreement. This Agreement (including the exhibits and Schedules hereto, and the documents and instruments executed and delivered in connection herewith) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, among the parties or any of them with respect to the subject matter hereof, and there are no representations, understandings or agreements relating to the subject matter hereof that are not fully expressed in this Agreement and the documents and instruments executed and delivered in connection herewith; provided, however, that the Buyer Confidentiality Agreement shall remain in full force and effect according to its terms and shall survive and remain in full force and effect in the event this Agreement is terminated. All exhibits and Schedules attached to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.

                  15.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice-of-law rules that may require the application of the laws of another jurisdiction.

                  15.8 Remedies. Each of the parties hereto acknowledges and agrees that (i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the other parties hereto, and
(ii) the other parties hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by other parties hereto without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof and thereof, which rights shall be cumulative and in addition to any other remedy to which the parties hereto may be entitled hereunder or at law or equity.

                  15.9 Arbitration. Except as set forth in Section 14.6 of this Agreement, Seller, TPC and Buyer agree that all disputes, controversies or claims that may arise out of the transactions contemplated by this Agreement, or the breach, termination or invalidity thereof, shall be submitted to, and determined by, binding arbitration. Such arbitration shall be conducted pursuant to the Commercial Arbitration Rules (the "Rules") then in effect of the American Arbitration Association, except to the extent such Rules are inconsistent with this Section 15.9. If the amount in controversy in the arbitration exceeds $100,000, exclusive of interest, attorneys' fees and costs, the arbitration shall be conducted by a panel of three (3) neutral arbitrators. Otherwise, the arbitration shall be conducted by a single neutral arbitrator. The arbitrator(s) shall be selected pursuant to the Rules. Exclusive venue for such arbitration shall be in Wilmington, Delaware. The arbitrator(s) shall apply the internal laws of the State of Delaware (without regard to conflict of law rules) in determining the substance of the dispute, controversy or claim and shall decide the same in accordance with the applicable usages and terms of trade. Evidentiary questions shall be governed by the Federal Rules of Evidence. The arbitrator(s)' award shall be in writing and shall set forth the findings and conclusions upon which the arbitrator(s) based the award. The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys' fees, costs and expenses incurred in connection with the arbitration. Any award pursuant to such arbitration shall be final and binding upon the parties hereto, and judgment on the award may be entered in any federal or state court sitting or located in the State of Ohio or in any other court having jurisdiction. The provisions of this Section 15.9 shall survive the termination of this Agreement. A party hereto may seek and obtain from a court of competent jurisdiction a temporary restraining order, temporary injunction or other temporary emergency relief without first having to submit such dispute to arbitration.

                  15.10 Expenses. Seller and Buyer shall each bear its own expenses (including, without limitation, fees and disbursements of its counsel, accountants and other experts) incurred by it in connection with the preparation, negotiation, execution, delivery and performance of this Agreement, each of the other documents and instruments executed in connection with or contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby it being understood that if the Closing is consummated, Seller shall bear any transaction expenses incurred by the Company (except any costs or expenses specifically associated with the audit of the Company conducted for the purpose of the transactions contemplated by this Agreement which under any circumstances are the obligation of Buyer) and Buyer may cause the Company (but not Seller) to bear the transaction costs incurred by Buyer. Notwithstanding the foregoing, Buyer will pay all filing fees required by the HSR Act.

                  15.11 Release of Information; Confidentiality. The parties shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated hereby. No press releases or other public announcements concerning the transactions contemplated by this Agreement shall be made by any party without prior consultation with, and agreement of, the other parties, except for any legally required communication by any party and then only with prior consultation and as much advance notice as is practicable under the circumstances requiring any announcement, together with copies of all drafts of the proposed text. The provisions of the Buyer Confidentiality Agreement shall remain in full force and effect.

                  15.12 Certain Construction Rules. The article and section headings and the table of contents contained in this Agreement are for convenience of reference only and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. In addition, as used in this Agreement, unless otherwise provided to the contrary, (a) all references to days, months or years shall be deemed references to calendar days, months or years and (b) any reference to a "Section," "Article," or "Schedule" shall be deemed to refer to a section or article of this Agreement or an exhibit or schedule attached to this Agreement. The words "hereof", "herein", and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specifically provided for herein, the term "or" shall not be deemed to be exclusive.

                  15.13 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument binding on all the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.

                  15.14 Survival. Except as otherwise set forth in this Agreement, the representations and warranties made in this Agreement or in any agreement, certificate or other document executed in connection herewith and the covenants and agreements contained herein to be performed or complied with prior to the Closing shall not survive the Closing.



                  [Remainder of Page Intentionally Left Blank]

                  IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

                                  SELLER:

                                  Insilco Corporation, a Delaware corporation


                                  By: /s/ David A. Kauer
                                      -----------------------
                                      Name: David A. Kauer
                                            -----------------
                                      Title: President
                                             ----------------

                                  TPC:

                                  Taylor Publishing Company, a
                                  Delaware corporation


                                  By: /s/ Michael R. Elia
                                      -----------------------
                                      Name: Michael R. Elia
                                            -----------------
                                      Title: Vice President
                                            -----------------


                                  BUYER:

                                  TP Acquisition Corp., a Delaware corporation

                                  By: /s/ David B. Pittaway
                                      -----------------------
                                      Name: David B. Pittaway
                                            -----------------
                                      Title: President
                                             ----------------

                                                                   EXHIBIT 99(A)
                                                                   -------------

Excellence in Telecommunications, Electronics, Automotive
================================================================================

                                  NEWS RELEASE

================================================================================
FOR IMMEDIATE RELEASE

INVESTORS:  MICHAEL R. ELIA                          MEDIA:   MELODYE DEMASTUS
            SR. VICE PRESIDENT & CFO                          MELROSE CONSULTING
            (614) 791-3117                                    (614) 771-0860


         INSILCO HOLDING CO. COMPLETES SALE OF SPECIALTY PUBLISHING UNIT

         COLUMBUS, OHIO, FEBRUARY 11, 2000 - INSILCO HOLDING CO. (OTC BULLETIN
BOARD: INSL) reported today that it has completed the previously announced sale of Taylor Publishing, its Dallas-based specialty publishing business unit, to a newly formed company owned by Castle Harlan Partners III, L.P. for proceeds of $93.48 million before adjustments for working capital and transaction-related costs.

         David A. Kauer, Insilco President and CEO, reiterated, "Taylor is a fine business with solid prospects, however it does not fit with our long-term strategy of pursuing growth in our core technology and heat exchanger businesses." Kauer concluded, "We have benefited from our long association with Taylor Publishing and wish them much success in the future."

         The statements made in this press release that are not historical facts are forward looking statements, including statements with respect the Company's ability reduce its debt and invest in its core businesses and complete acquisitions, and as such, are subject to certain risks and uncertainties. It is important to note that results could differ materially from those projected in such forward-looking statements. Factors which could cause results to differ materially include, but are not limited to: the inability to obtain bank approval for potential acquisitions, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, and adverse economic conditions. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 10-K for the year ended December 31, 1998 and reports on 10-Q for the quarters ended March 31, June 30 and September 30, 1999. Copies of these filings may be obtained by contacting the Company or the SEC.

         Insilco Holding Co., based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components. The Company's business units serve the telecommunications, electronics, automotive and other industrial markets. It had revenues in 1999 of $580 million.

Investor Relations Contact: Michael Elia (614) 792-0468 or write to Insilco Holding Co., Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860. You may also visit our web site at http://www.investor-access.com/insilco.html.

                                      # # #

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        DATE OF REPORT: FEBRUARY 17, 2000



                               INSILCO HOLDING CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




          Delaware                       0-24813               06-1158291
          --------                       -------               ----------
(STATE OR OTHER JURISDICTION OF    (COMMISSION FILE NO.)      (IRS EMPLOYER
 INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)



                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                       INCLUDING AREA CODE OF REGISTRANTS
                          PRINCIPAL EXECUTIVE OFFICES)

ITEM 2.    ACQUISITION OR DISPOSITION OF ASSETS

           On February 17, 2000, Insilco Holding Co. through its wholly-owned subsidiary Insilco Corporation and two newly created wholly-owned subsidiaries of Insilco Corporation, Insilco Technology (Canada) Corporation and 9087-3498 Quebec Inc., executed a definitive agreement to purchase 9011-7243 Quebec Inc., known as T.A.T. Technologies. 9087-3498 Quebec Inc. purchased 9011-7243 Quebec Inc. The surviving entity, T.A.T. Technologies, is a wholly-owned subsidiary of Insilco Technology (Canada) Corporation and is a Montreal-based provider of cable and wire assemblies. The gross purchase price paid by Insilco Holding Company was $91.2 million and is subject to certain post closing adjustments. The entire purchase price was financed with borrowings under Insilco Corporation's Term Loan Facility.

           This transaction was accomplished through arms length negotiations between Insilco Corporation management and T.A.T management.

           The Company's press release issued February 21, 2000 is attached as an exhibit and is incorporated herein by reference.

ITEM 7.    FINANCIAL STATEMENTS AND EXHIBITS.

     (a)   Financial Statements of Business Acquired
           -----------------------------------------

           Immediately following the signature page of this Form 8-K are the audited Balance Sheets of 9011-7243 Quebec Inc. for the period ended October 31, 1999 and 1998, and the related Statements of Income and Retained Earnings and the Statements of Cash Flows for the years ended October 31, 1999 and 1998. These statements are denominated in Canadian Dollars.

     (b)   Pro Forma financial Information
           -------------------------------

           Immediately following the 9011-7243 Quebec Inc. Financial Statements, are the unaudited pro forma condensed consolidated financial statements as follows:

             Pro Forma Condensed Consolidated Balance
               Sheet as of September 30, 1999                         Page F-1

             Pro Forma Condensed Consolidated Statement
               Of Operations
                      Nine months ended September 30, 1999            Page F-2
                      Year ended December 31, 1998                    Page F-3

           The pro forma unaudited condensed balance sheet as of September 30, 1999 presents the estimated impact of the purchase of T.A.T. Technologies, as discussed in Item 2, on the Company's consolidated financial position assuming the purchase had occurred at September 30, 1999. The pro forma unaudited condensed consolidated statements of operations for the nine months ended September 30, 1999 and the year ended December 31, 1998 present the estimated impact of the purchase of T.A.T. Technologies on the Company's historical consolidated statements of operations as if such purchase had occurred at the beginning of the applicable period. The nonrecurring transactions related directly to the purchase are excluded from the pro forma statements of operations. The significant assumptions utilized for the pro forma financial statements include: (i) the purchase price increased the outstanding debt described above; (ii) the interest rates for the outstanding debt are based upon the weighted average rates during the applicable period; (iii) income tax expense (benefit) attributable to the pro forma transactions is provided at the statutory tax rate; (iv) the September 30, 1999 Balance Sheet is translated using the September 30, 1999 translation rate; (v) the nine months ended September 30, 1999 Statement of Operations is translated using the average translation rate for the period January 1, 1999 to September 30, 1999 and (vi) the year ended December 31, 1998 Statement of Operations is translated using the average translation rate for the period January 1, 1998 to December 31, 1998.

           Also reflected in the pro forma financial statements is the impact of the sale of Taylor Publishing Company as disclosed in the Insilco Holding Co. 8-K issued February 25, 2000. The significant assumptions utilized for the pro forma financial statements reflecting the sale include: (i) the net proceeds will be utilized to reduce the outstanding debt described above; (ii) the interest rates for the outstanding debt are based upon the weighted average rates during the applicable period and (iii) income tax expense (benefit) attributable to the pro forma transactions is provided at the statutory tax rate.

           The unaudited pro forma condensed consolidated financial statements have been prepared by the Company based upon assumptions deemed proper. The unaudited pro forma condensed consolidated financial statements presented herein are shown for illustrative purposes only and are not necessarily indicative of the future financial position or future results of operations of the Company or of the financial position or results of operations that would have actually occurred had the transaction been in effect as of the date or for the periods presented.

           The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes of the Company.

     (c)   Exhibits.

           EXHIBIT NO.                        DESCRIPTION

              2 (a) Purchase agreement dated December 22, 1999 by and among Insilco Corporation, David Mesri and Nahid Salim.

             23 (a)      Consent of Wasserman Stotland Bratt Grossbaum.

             99 (a)      Press release of the Company issued February 21, 2000.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 INSILCO HOLDING CO.
                                       -------------------------------------
                                       Registrant



Date: February 17, 2000            By: /s/ MICHAEL R. ELIA
                                       -------------------------------------
                                       Michael R. Elia
                                       Senior Vice President and Chief Financial
                                       Officer, Treasurer and Secretary

                              9011-7243 QUEBEC INC.
                              FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998

                                AUDITORS' REPORT

To the Shareholder of,
   9011-7243 QUEBEC INC.


         We have audited the balance sheets of 9011-7243 QUEBEC INC. as at October 31, 1999 and October 31, 1998 and the statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at October 31, 1999 and October 31, 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.



                                          /s/ Wasserman Stotland Bratt Grossbaum
                                          --------------------------------------
                                          CHARTERED ACCOUNTANTS.
Montreal, Quebec.
November 12, 1999.

                              9011-7243 QUEBEC INC.

            (INCORPORATED UNDER PART 1A OF THE QUEBEC COMPANIES ACT)

                                 BALANCE SHEETS
                                  AT OCTOBER 31

                                                        1999            1998
                                                     ----------      ----------
                                                         $                $
                                ASSETS
CURRENT
     Cash and cash equivalents                       11,583,612       1,827,849
     Trade accounts receivable                       18,703,464       6,058,133
     Inventories (Note 3)                             8,655,581       3,549,477
     Prepaid expenses                                    43,113          12,751
                                                     ----------      ----------
                                                     38,985,770      11,448,210

PROPERTY, PLANT AND EQUIPMENT, NET  (Note 4)          2,119,122       1,449,509
                                                     ----------      ----------
                                                     41,104,892      12,897,719
                                                     ==========      ==========
                              LIABILITIES
CURRENT

     Accounts payable                                 7,290,861       1,760,840
     Accrued liabilities                                158,678          62,487
     Cheques in transit                               1,574,679       1,498,381
     Sales taxes payable                                750,317         301,970
     Accrued compensation                            16,143,139       2,170,380
     Income taxes payable                             2,187,118       1,050,383
                                                     ----------      ----------
                                                     28,104,792       6,844,441
                                                     ----------      ----------
                         SHAREHOLDER'S EQUITY
CAPITAL STOCK (Note 5)                                      100             100

RETAINED EARNINGS                                    13,000,000       6,053,178
                                                     ----------      ----------
                                                     13,000,100       6,053,278
                                                     ----------      ----------
                                                     41,104,892      12,897,719
                                                     ==========      ==========
APPROVED ON BEHALF OF THE BOARD

 /s/ Nahid Salim         Director
---------------------------------

                See accompanying notes to financial statements.

                              9011-7243 QUEBEC INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                         FOR THE YEARS ENDED OCTOBER 31

                                                      1999             1998
                                                   -----------      -----------
                                                        $                $
SALES                                               69,135,420       29,672,392
                                                   -----------      -----------
COST OF GOODS SOLD

     Inventories - beginning of year                 3,549,477        3,035,801
     Material costs                                 40,902,656       15,498,851
     Direct labour and fringe benefits               8,267,114        3,871,113
                                                   -----------      -----------
                                                    52,719,247       22,405,765
     Inventories - end of year                       8,655,581        3,549,477
                                                   -----------      -----------
                                                    44,063,666       18,856,288
                                                   -----------      -----------
GROSS MARGIN                                        25,071,754       10,816,104
                                                   -----------      -----------
EXPENSES

     Selling and administrative  (Schedule 1)       14,548,576        5,354,194
     Depreciation                                      149,026          117,707
                                                   -----------      -----------
                                                    14,697,602        5,471,901
                                                   -----------      -----------
INCOME FROM OPERATIONS BEFORE INTEREST
     INCOME AND INCOME TAXES                        10,374,152        5,344,203

Interest income                                        242,710           50,225
                                                   -----------      -----------
INCOME BEFORE INCOME TAXES                          10,616,862        5,394,428

Provision for income taxes                           3,668,552        1,789,199
                                                   -----------      -----------
NET INCOME                                           6,948,310        3,605,229

RETAINED EARNINGS - BEGINNING OF YEAR                6,053,178        2,447,949
                                                   -----------      -----------
                                                    13,001,488        6,053,178

Less:  Dividends                                        (1,488)            --
                                                   -----------      -----------
RETAINED EARNINGS - END OF YEAR                     13,000,000        6,053,178
                                                   ===========      ===========

                See accompanying notes to financial statements.

                              9011-7243 QUEBEC INC.

                            STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED OCTOBER 31

                                                                 1999             1998
                                                              -----------      -----------
                                                                   $                $
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
     Net income                                                 6,948,310        3,605,229
     Item not affecting the cash position:
       Depreciation                                               149,026          117,707

     Changes in non-cash working capital:
       Increase in accounts receivable                        (12,645,331)      (2,058,651)
       Increase in inventories                                 (5,106,104)        (513,676)
       Increase in prepaid expenses                               (30,362)          (3,814)
       Increase (decrease) in accounts payable                  5,530,021         (970,981)
         liabilities
       Increase in accrued liabilities                             96,191           42,490
       Increase in cheques in transit                              76,298        1,498,381
       Increase in sales taxes payable                            448,347           97,819
       Increase (decrease) in accrued compensation             13,972,759       (1,086,241)
       Increase in income taxes payable                         1,136,735          630,822
                                                              -----------      -----------

     Cash flows from operating activities                      10,575,890        1,359,085

CASH FLOWS USED IN INVESTING ACTIVITY

     Acquisition of property, plant and equipment  (Note 6)      (818,639)        (492,087)

CASH FLOWS USED IN FINANCING ACTIVITY

     Dividends                                                     (1,488)            --
                                                              -----------      -----------

NET INCREASE IN CASH FLOWS                                      9,755,763          866,998

Cash and cash equivalents - beginning of year                   1,827,849          960,851
                                                              -----------      -----------

CASH AND CASH EQUIVALENTS - END OF YEAR
     (Note 6)                                                  11,583,612        1,827,849
                                                              ===========      ===========

           See accompanying notes to financial statements. SCHEDULE 1

                              9011-7243 QUEBEC INC.

                 SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES
                         FOR THE YEARS ENDED OCTOBER 31

                                                1999                1998
                                             ----------          ----------
                                                 $                    $

Rent and occupancy costs                         39,091             206,388
Rental of equipment                               7,973              10,795
Light, heat and power                            58,084              52,139
Entertainment and promotion                      50,591              50,714
Travel, auto and delivery                        58,878              49,858
Administrative and selling salaries          13,208,692           4,245,483
Wage levies                                     822,463             555,769
Taxes and licenses                              119,831              82,577
Insurance                                        17,920              18,565
Professional fees                                54,662              25,032
Office and general                               66,254              25,249
Telephone                                        15,343              15,222
Donations                                         2,519              10,100
Interest and bank charges                        26,275               6,303
                                             ----------          ----------
                                             14,548,576           5,354,194
                                             ==========          ==========




                See accompanying notes to financial statements.

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998


1.    NATURE OF BUSINESS

      The company operates under the name, T.A.T. Technologies and manufacturers and assembles cables and connectivity products for the telecommunications industry both in Canada and United States.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      CASH EQUIVALENTS -

      Cash equivalents include term deposits and highly liquid investments with original maturities of three months of less. Cash equivalents are carried at cost, which approximates fair value.

      INVENTORIES -

      Raw materials are valued at lower of cost and replacement cost, the cost being determined using the first-in, first-out method.

      Work-in-process includes material cost, direct labour and an allocation of manufacturing overhead.

      Finished goods are valued at lower of cost and net realizable value.


      PROPERTY, PLANT AND EQUIPMENT -

      Property, plant and equipment are recorded at cost and depreciation has been provided as follows:

         ON THE DECLINING BALANCE METHOD -

             Building                                            4%
             Furniture and fixtures                             20%
             Equipment                                          30%
             Computer hardware                                  30%
             Computer software                                 100%
             Rolling stock                                      30%

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998



2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


      FOREIGN CURRENCY TRANSLATION -

      Accounts in foreign currency have been translated as follows:

         Monetary items         -   at exchange rates in effect at the balance
                                    sheet date;

         Non-monetary items     -   at exchange rates in effect on the dates of
                                    the transactions;

         Revenue and expenses   -   at average exchange rates prevailing during
                                    the period, except for inventories which are translated at rates prevailing when the related inventories were acquired.

      Gains and losses arising from foreign currency translation are included in income.

      INCOME TAXES -

      There are no material differences between income tax expense computed by applying the statutory federal and provincial tax rates and income tax expense in the financial statements.

      USE OF ESTIMATES -

      In preparing the corporation's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results may differ from these estimates.

      IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF -

      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998

3.    INVENTORIES


      Inventories consists of the following at October 31

                                             1999             1998
                                          -----------     -----------
                                           $                $

     Raw materials                         5,930,280       2,579,088
     Work-in-process                         162,473               -
     Finished goods                        2,562,828         970,389
                                          -----------     -----------
                                           8,655,581       3,549,477
                                          ===========     ===========


4.    PROPERTY, PLANT AND EQUIPMENT

                                                    1 9 9 9
                                -----------------------------------------------
                                                                        Net
                                                  Accumulated         Carrying
                                  Cost           Amortization          Amount
                                ---------          ---------          ---------
                                    $                  $                  $

Land                              435,500               --              435,500
Building                        1,450,470             98,193          1,352,277
Furniture and fixtures             44,634             17,076             27,558
Equipment                         375,444            143,683            231,761
Computer hardware                 106,932             42,061             64,871
Computer software                  12,375              9,562              2,813
Rolling stock                      21,274             16,932              4,342
                                ---------          ---------          ---------

                                2,446,629            327,507          2,119,122
                                =========          =========          =========

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998


4.    PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

                                                    1 9 9 8
                                -----------------------------------------------
                                                                         Net
                                                  Accumulated          Carrying
                                  Cost            Amortization          Amount
                                ---------          ---------          ---------
                                    $                  $                  $

Land                              170,000               --              170,000
Building                        1,106,500             52,538          1,053,962
Furniture and fixtures             40,708              6,106             34,602
Equipment                         213,237             79,116            134,121
Computer hardware                  69,521             22,275             47,246
Computer software                   6,750              3,375              3,375
Rolling stock                      21,274             15,071              6,203
Leasehold improvements             21,737             21,737               --
                                ---------          ---------          ---------
                                1,649,727            200,218          1,449,509
                                =========          =========          =========

5.    CAPITAL STOCK

      AUTHORIZED:   Unlimited number of shares of no par value classified as
                    follows:

                    Class "A" shares, voting, participating

                    Class "B" shares, non-voting, participating

                    Class "C' shares, voting, non-participating, redeemable at the amount paid thereon

                    Class "D" shares, non-voting, non-participating, entitled to a fixed non-cumulative dividend of 1% per month, convertible to Class "A" shares, redeemable at the amount paid thereon

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998

5.    CAPITAL STOCK (CONT'D.)


                    Class "F" shares, non-voting, non-participating, entitled to a fixed non-cumulative dividend of $1.00 per annum, redeemable and retractable at the amount paid thereon

                    Class "G" shares, non-voting, non-participating, entitled to a fixed non-cumulative dividend of $1.00 per annum, redeemable at the amount paid thereon


      ISSUED AND FULLY PAID:

                                              1999                  1998
                                             -------              -------
                                                $                    $

         100       Class "A" shares              100                  100
                                             =======              =======


6.       STATEMENTS OF CASH FLOWS

         The company has adopted the new recommendations of Section 1540 of the Canadian Institute of Chartered Accountants Handbook with respect to the presentation of information about a company's cash flows. The change has been applied retroactively.

         Additional flow information is as follows:

         (a) For the years ended October 31, 1999 and October 31, 1998, property, plant and equipment with an aggregate cost of $818,639 and $492,087 respectively were acquired by means of a cash payment.

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998


6.       STATEMENTS OF CASH FLOWS (CONT'D.)


         (b)  Cash and Cash Equivalents -

              Cash and cash equivalents consist of cash on hand, balances with banks and term deposits. Cash and cash equivalents included in the cash flows statements comprise of the following balance sheet amounts:

                                                         1999          1998
                                                      ----------    ----------
                                                           $             $

              Cash on hand and balances with banks        83,612     1,827,849
              Term deposits                           11,500,000          --
                                                      ----------    ----------

                                                      11,583,612     1,827,849
                                                      ==========    ==========

         (c)  Income Taxes Paid -

                                                         1999          1998
                                                      ----------    ----------
                                                           $             $

              Income taxes paid                        3,668,552     1,789,199
                                                      ==========    ==========

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998


7.    FINANCIAL INSTRUMENTS


         (a)  FAIR VALUE -

              Cash and cash equivalents, accounts receivable, cheques in transit, accounts payable and accrued liabilities, and sales tax payable and accrued compensation are all short-term in nature and as such, their carrying values approximate fair values.

         (b)  CREDIT RISK -

              The corporation provides credit to its clients in the normal course of its operations. The corporation reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. It maintains provisions for contingent credit losses which once they materialize are consistent with management's forecasts.

         (c)  CURRENCY RISK -

              The company realized approximately 20% of its sales and a significant portion of its purchases in foreign currency. Consequently, some assets, revenues and expenses are exposed to foreign exchange fluctuations. As at October 31, 1999 and 1998 all accounts are translated into Canadian dollars.

8.    ECONOMIC DEPENDENCE

      During the year, the corporation had sales of approximately $57,221,000 (1998 - $19,575,000), representing 82% (1998 - 66%), to one customer.

                              9011-7243 QUEBEC INC.

                          NOTES TO FINANCIAL STATEMENTS
                          AT OCTOBER 31, 1999 AND 1998


9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC").




10.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE


      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

      The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                                                              1.

                              9011-7243 QUEBEC INC.

                            SUPPLEMENTARY INFORMATION
                                  AT OCTOBER 31



                                            1999                  1998
                                      -----------------     -----------------
                                             $                     $

1.   ACCOUNTS PAYABLE

     Trade - CND.                            3,137,855              990,175
     Trade - USD.                            4,153,006              770,665
                                      -----------------     -----------------
                                             7,290,861            1,760,840

     CSST                                       18,684                    -
     Purchase accrual                           19,109               16,359
     Professional fees                          33,531                6,000
     Tax on capital                             83,200               40,000
     Other                                       4,154                  128
                                      -----------------     -----------------
                                             7,449,539            1,823,327
                                      =================     =================

                      INSILCO HOLDING CO. AND SUBSIDIARIES

            Unaudited Pro Forma Condensed Consolidated Balance Sheet
                            As of September 30, 1999
                                 (In thousands)

                                                                         a)
                                                                       Taylor
                                                                     Publishing
                                                                      Company
                                                                        Sale         Taylor      T.A.T.     Purchase       T.A.T.
                                                        Historical   Adjustments   Pro Forma  Technologies Adjustments    Pro Forma
                                                         ---------    ---------    ---------    ---------   ---------     ---------
                             Assets
Current assets
       Cash and cash equivalents                         $  14,735            2       14,737        7,895        --          22,632
       Trade receivables, net                               95,188      (18,849)      76,339       12,748        --          89,087
       Other receivables                                    11,570       (4,155)       7,415         --          --           7,415
       Inventories                                          64,381       (8,577)      55,804        5,900        --          61,704
       Deferred tax asset                                    1,965       (1,965)        --           --          --            --
       Prepaid expenses and other                            4,563       (1,638)       2,925           29        --           2,954
                                                         ---------    ---------    ---------    ---------   ---------     ---------
         Total current assets                              192,402      (35,182)     157,220       26,572        --         183,792

Property, plant and equipment                              125,048      (11,659)     113,389        1,444        --         114,833
Deferred tax asset                                           8,889       (6,647)       2,242         --          --           2,242
Other assets                                                49,485       (1,329)      48,156         --        82,308 b)    130,464
                                                         ---------    ---------    ---------    ---------   ---------     ---------
         Total assets                                    $ 375,824      (54,817)     321,007       28,016      82,308       431,331
                                                         =========    =========    =========    =========   =========     =========

           Liabilities and Stockholders' (Deficit)
Current liabilities
       Current portion of long-term debt                 $   1,264         --          1,264         --          --           1,264
       Accounts payable                                     38,581       (2,912)      35,669        6,043        --          41,712
       Accrued expenses and other                           55,113      (21,925)      33,188       13,113        --          46,301
                                                         ---------    ---------    ---------    ---------   ---------     ---------
         Total current liabilities                          94,958      (24,837)      70,121       19,156        --          89,277

Long-term debt, excluding current portion                  435,438      (89,113)     346,325         --        91,168 c)    437,493
Other long-term obligations, excluding current portion      46,902         (720)      46,182         --          --          46,182
Stockholders' (deficit)
       Minority Interest                                       100         --            100         --          --             100
       PIK Preferred Stock                                  38,525         --         38,525         --          --          38,525
       Stockholders' (deficit)                            (240,099)      59,853     (180,246)       8,860      (8,860)d)   (180,246)
                                                         ---------    ---------    ---------    ---------   ---------     ---------
         Total liabilities and stockholders' (deficit)   $ 375,824      (54,817)     321,007       28,016      82,308       431,331
                                                         =========    =========    =========    =========   =========     =========

a) To reflect removal of Taylor Publishing Company's September 30, 1999 balance sheet and reflect paydown of debt with the net proceeds of $89.1 million.

b) To reflect the excess of acquisition cost over the net assets of the acquired company.

c) To reflect borrowings from Insilco Corporation's Credit Facility to finance the acquisition.

d)  To reflect the write off of equity accounts of the acquired company.

                      INSILCO HOLDING CO. AND SUBSIDIARIES

       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                      Nine Months Ended September 30, 1999
                      (In thousands, except per share data)

                                                                  Net Proceeds                          Net Purchase
                                                        Taylor    and Interest   Taylor       T.A.T.    and Interest     T.A.T
                                         Historical   Operations   Adjustments  Pro Forma   Operations   Adjustments   Pro Forma
                                          ---------    ---------    ---------   ---------    ---------    ---------    ---------
Net sales                                 $ 449,590      (92,047)        --       357,543       34,804         --        392,347

Cost of goods sold                          327,216      (50,550)        --       276,666       22,183         --        298,849
Depreciation and amortization                17,507       (3,003)        --        14,504           75        3,086 d)    17,665
Selling, general and administrative          75,515      (29,648)        (175)a)   45,692        7,324         --         53,016
Restructuring Charge                          6,532         --           --         6,532         --           --          6,532
                                          ---------    ---------    ---------   ---------    ---------    ---------    ---------
        Operating income                     22,820       (8,846)         175      14,149        5,222       (3,086)      16,285

Other Income (expense):                        --
      Interest expense                      (35,702)         505        5,352 b)  (29,845)        --         (5,001)e)   (34,846)
      Interest income                           347         --           --           347          122         --            469
      Equity in net income of Thermalex       2,596         --           --         2,596         --           --          2,596
      Other income, net                      10,142          297         --        10,439         --           --         10,439
                                          ---------    ---------    ---------   ---------    ---------    ---------    ---------
        Income from continuing
        operations before income taxes          203       (8,044)       5,527      (2,314)       5,344       (8,087)      (5,057)

Income tax (expense) benefit                  1,510        2,896 c)    (1,990)c)    2,416       (1,847)       1,800 f)     2,369
                                          ---------    ---------    ---------   ---------    ---------    ---------    ---------
        Net income                            1,713       (5,148)       3,537         102        3,497       (6,287)      (2,688)

Preferred stock dividend                     (4,431)        --           --        (4,431)        --           --         (4,431)
                                          ---------    ---------    ---------   ---------    ---------    ---------    ---------
        Net loss available to common      $  (2,718)      (5,148)       3,537      (4,329)       3,497       (6,287)      (7,119)
                                          =========    =========    =========   =========    =========    =========    =========

 Basic loss available per common share:
       Loss per share available to common $   (1.87)                                (2.98)                                 (4.89)

       Basic shares                           1,455                                 1,455                                  1,455

 Diluted loss available per common share:
       Loss per share available to common $   (1.87)                                (2.98)                                 (4.89)

       Diluted shares                         1,455                                 1,455                                  1,455

a)  To remove legal fees related to the Jostens antitrust lawsuit.

b)  To reflect decrease in interest expense resulting from the debt paydown on Insilco's credit facility from the proceeds of the sale. Interest is calculated on the net proceeds of $89.1 million using an assumed interest rate of 8 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $83,619 and $53,517 before and after taxes, respectively.

c)  To reflect the tax effect of Taylor operations and the pro forma adjustments at a stautory rate, 34 percent for federal and 2 percent for state.

d)  To reflect the increase in amortization due to the amortization of goodwill on a straight-line basis over 20 years.

e)  To reflect increase in interest expense resulting from the borrowings under Insilco's credit facility to finance the acquisition. Interest is calculated on the new debt of $91.1 million less the cash acquired of $7.9 million using an assumed interest rate of 8 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $78,140 and $50,010 before and after taxes, respectively.

f)  To reflect the tax effect of the deductible pro forma adjustments at a stautory rate, 34 percent for federal and 2 percent for state. The amortization of the goodwill is not tax deductible.

                      INSILCO HOLDING CO. AND SUBSIDIARIES

       Unaudited Pro Forma Condensed Consolidated Statement of Operations
                          Year Ended December 31, 1998
                      (In thousands, except per share data)

                                                                 Net Proceeds                          Net Purchase
                                                       Taylor    and Interest   Taylor       T.A.T.    and Interest     T.A.T
                                        Historical   Operations   Adjustments  Pro Forma   Operations   Adjustments   Pro Forma
                                         ---------    ---------    ---------   ---------    ---------    ---------    ---------
Net sales                                $ 535,629     (101,325)        --       434,304       20,001         --        454,305

Cost of goods sold                         383,269      (61,167)        --       322,102       12,710         --        334,812
Depreciation and amortization               20,159       (3,319)        --        16,840           80        4,115 d)    21,035
Selling, general and administrative         91,488      (33,296)        (682)a)   57,510        3,609         --         61,119
Merger Expenses                             25,529         --           --        25,529         --           --         25,529
Severance and write-downs                    2,542         --           --         2,542         --           --          2,542
                                         ---------    ---------    ---------   ---------    ---------    ---------    ---------
       Operating income                     12,642       (3,543)         682       9,781        3,602       (4,115)       9,268

Other Income (expense):
     Interest expense                      (32,894)         610        5,782 b)  (26,502)        --         (5,829)e)   (32,331)
     Interest income                           979         --           --           979           34         --          1,013
     Equity in net income of Thermalex       2,850         --           --         2,850         --           --          2,850
     Other income, net                       3,027          713         --         3,740         --           --          3,740
                                         ---------    ---------    ---------   ---------    ---------    ---------    ---------
       Income from continuing
       operations before income taxes      (13,396)      (2,220)       6,464      (9,152)       3,636       (9,944)     (15,460)

Income tax (expense) benefit                 1,253          799 c)    (2,327)c)     (275)      (1,206)       2,098 f)       617
                                         ---------    ---------    ---------   ---------    ---------    ---------    ---------
       Net loss                            (12,143)      (1,421)       4,137      (9,427)       2,430       (7,846)     (14,843)

Preferred stock dividend                    (2,044)        --           --        (2,044)        --           --         (2,044)
                                         ---------    ---------    ---------   ---------    ---------    ---------    ---------
       Net loss available to common      $ (14,187)      (1,421)       4,137     (11,471)       2,430       (7,846)     (16,887)
                                         =========    =========    =========   =========    =========    =========    =========

 Basic loss available per common share:
      Loss per share available to common  $  (4.49)                                (3.63)                                 (5.34)

      Basic shares                           3,161                                 3,161                                  3,161

 Diluted loss available per common share:
      Loss per share available to common  $  (4.49)                                (3.63)                                 (5.34)

      Diluted shares                         3,161                                 3,161                                  3,161

a)  To remove legal fees related to the Jostens antitrust lawsuit.

b)  To reflect decrease in interest expense resulting from the debt paydown on Insilco's credit facility from the proceeds of the sale. Interest is calculated on the weighted average proceeds of $82.6 million (adjusted for seasonal working capital fluctuations) using a rate of 7 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $103,241 and $66,074 before and after taxes, respectively.

c)  To reflect the tax effect of Taylor operations and the pro forma adjustments at a stautory rate, 34 percent for federal and 2 percent for state.

d)  To reflect the increase in amortization due to the amortization of goodwill on a straight-line basis over 20 years.

e)  To reflect increase in interest expense resulting from the borrowings under Insilco's credit facility to finance the acquisition. Interest is calculated on the new debt of $91.1 million less the cash acquired of $7.9 million using an assumed interest rate of 7 percent. A change of 1/8 percent in the interest rate would result in a change in interest expense and net income of $104,091 and $66,618 before and after taxes, respectively.

f)  To reflect the tax effect of the deductible pro forma adjustments at a stautory rate, 34 percent for federal and 2 percent for state. The amortization of the goodwill is not tax deductible.

                                      F-3

                                  EXHIBIT INDEX



           EXHIBIT NO.                        DESCRIPTION

              2 (a) Purchase agreement dated December 22, 1999 by and among Insilco Corporation, David Mesri and Nahid Salim.

             23 (a)      Consent of Wasserman Stotland Bratt Grossbaum.

             99 (a)      Press release of the Company issued February 21, 2000.

EXHIBIT 2 (A)

THIS AGREEMENT OF PURCHASE AND SALE made on the 22 day of December, 1999


BETWEEN: NAHID SALIM, an executive domiciled and residing at 4105 Jean-Brillant, Montreal, Quebec, H3T 1P2;

                                (hereinafter referred to as the "VENDOR")

AND: DAVID MESRI, an executive domiciled and residing at 4105 Jean-Brillant, Montreal, Quebec, H3T 1P2;

                                (hereinafter referred to as "DAVID")

AND: INSILCO CORPORATION, a corporation incorporated under the laws of Delaware, having its head office at Columbus, Ohio, herein acting and represented by Michael R. Elia, its duly authorized representative;

                (hereinafter referred to as the "PURCHASER")

         THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein set out and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1.       DEFINED TERMS
         -------------
         Where used herein, except where the context otherwise requires, the following terms shall have the following meanings respectively:

         "BREAK-UP FEE" has the meaning attributed to such term in Section 9.4.

         "BUSINESS" means the business currently conducted by the Company as described in Section 4.4.1.

         "BUSINESS DAY" means a day other than a Saturday, Sunday or other day on which the principal banks located in Montreal (Quebec) are not open for business during normal banking hours.

         "C$" mean the lawful money of Canada.

         "CLOSING" means the consummation and completion of the sale and purchase of the Purchased Shares as provided for herein.

         "CLOSING DATE" means 5:00PM February 17, 2000, or such other date mutually agreed to by the parties, at the offices of Ogilvy Renault 1981 McGill College Avenue, Suite 1100, Montreal, Quebec, Canada H3A 3C1.

         "CLOSING STATEMENTS" has the meaning ascribed thereto in Section 3.3.

         "COMPANY" means 9011-7243 Quebec Inc. also doing business as T.A.T. Technology and T.A.T. Technologie.

         "COMPUTER EQUIPMENT" means the computer equipment and embedded systems currently owned or used by the Company, including, without limitation, all ancillary and communication equipment connected to it.

         "COMPUTER SOFTWARE" means all computer software owned or used by the Company including, without limitation, all operating systems software comprised in the Computer Equipment and all applications software and all other software owned or used by the Company or which the Company is entitled to have or to use by virtue of its interest in the Computer Equipment or in software owned or used by it.

         "CONFIDENTIAL INFORMATION" means all information, belonging or relating to the Company which is not generally known to the public, including without limitation business or trade secrets, price lists, methods, formulas, know-how, customer lists, manufacturing processes, products costs, marketing plans, research and development and financial information.

         "DISCLOSURE SCHEDULE" means the schedule so entitled which is appended to this Agreement as Schedule A and which forms an integral part of this Agreement.

         "EBITDA" means, for any applicable period, the sum of

         1. Earnings before Income Taxes ("EBIT") as determined in accordance with United States Generally Accepted Accounting Principals
               (GAAP), plus

         2. The amount deducted in determining EBIT representing interest expense, minus

         3. The amount deducted in determining EBIT representing interest income, plus

         4. The amount deducted in determining EBIT representing depreciation and amortization, plus

         5. The amount deducted in determining EBIT representing bonuses for Vendor or David for the twelve month period ending October 31, 1999 or pursuant to the Employment Agreement, plus

         6. The amount deducted in determining EBIT representing reasonable non-arm's length or related party charges from the Purchaser or its affiliates, including, without limitation, administrative fees, arrangements fees, consulting fees or other reasonable charges, except to the extent such charges benefit the Company including, without limitation, that portion of corporate wide insurance, annual audit fees, and other similar fees and expenses that relate to the Company and are provided by the Purchaser.

         "EMPLOYMENT AGREEMENT" has the meaning attributed to such term in
         Section 7.

         "FINAL DETERMINATION" means any judgment rendered by a court of competent jurisdiction provided that all available rights of appeal have failed or the delays to submit such judgment to appeal have expired and any settlement entered into with respect to a claim by the parties thereto.

         "FINANCIAL STATEMENTS" means the financial statements of the Company prepared in accordance with U.S. GAAP by Wasserman, Stotland, Bratt, Grossbaum, Chartered Accountants, for the financial years ended October 31, 1998 and 1999, respectively, as reviewed and confirmed by the auditors of the Purchaser.

         "LAWS" means any federal, provincial or municipal law, by-law, regulation, rule, policy, directive, protocol, order, decree or code which applies to the Purchased Shares, the Business or the Company.

         "LIEN" means any prior claim, hypothec, mortgage, pledge, lien, charge, encumbrance, security interest, security granted under the BANK ACT (Canada), ownership or title retention agreements, conditional sale agreements, leasing, sale and lease back or any other agreement that in substance secures payment or performance of an obligation or any option, claim or right of another.

         "LOSS" means any loss, liability, damage, cost or expense, including, without limitation, reasonable legal fees on a solicitor-and-client basis, disbursements, court and litigation costs, interest and penalties.

         "MATERIAL ADVERSE CHANGE" means any change, condition or event which, when considered individually or together with other changes, conditions, events or occurrences, has or could reasonably be expected to have a material adverse effect on the Business, operations, results of operations, assets, liabilities or financial condition of the Company.

         "PERSON" means an individual, partnership, joint venture, association, corporation, legal person, trust, or a government or any department or agency thereof or any other entity howsoever designated or constituted.

         "PROPRIETARY INTANGIBLES" means all rights held by virtue of any copyright, design, trade mark, trade name, trade secret, patent, logos, computer software or other intellectual property or any application therefor.

         "PURCHASE PRICE" has the meaning ascribed hereto in Section 3.

         "PURCHASED SHARES"has the meaning attributed to such term in Section 2.

         "SUBSIDIARY" of any Person means any corporation more than 50% of whose shares of stock having general voting power under ordinary circumstances to elect a majority of the board of directors, managers or trustees of such corporation, irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency, is owned or controlled directly or indirectly by such Person or by any other Subsidiary of such Person.

         "TAXES" means all taxes, charges, fees, levies, imposts and other assessments, including, without limitation, all income, sales, retail, use, goods and services, value added, corporation, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, reassessments or similar charges in the nature of a tax including, without limitation, Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers' compensation premiums, together with any instalments with respect thereto, and any interest, costs of any nature, fines and penalties imposed, levied or assessed by any governmental authority (including federal, state, provincial, municipal, local and foreign governmental authorities), and whether disputed or not.

         "THIRD PARTY CLAIM" means any demand or statement or any notice thereof which has been made on or communicated to the Vendor, the Purchaser, the Company by or on behalf of any Person other than the foregoing and which, if maintained or enforced, will or might result in a Loss of the nature described in either Sections 6.2 or 6.3.

         "THIS AGREEMENT", "THESE PRESENTS", "HEREIN", "HEREBY", "HEREUNDER" and similar expressions refer to this Agreement of Purchase and Sale and the accompanying schedules and exhibits.

         "US$ means the lawful money of the United States of America.

2.       PURCHASED SHARES
         ----------------
         The Vendor covenants and agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to acquire from the Vendor on the Closing Date, all of the issued and outstanding shares in the capital of the Company (the "PURCHASED SHARES"), owned beneficially and of record by the Vendor, for the Purchase Price and upon and subject to the terms and conditions herein provided. It is agreed that, at the time of Closing, the Company will not have any liability for borrowed money (either to financial institutions, shareholders or any third parties), mortgage loans or capital leases.

3.       PURCHASE PRICE
         --------------
         3.1 The purchase price payable by the Purchaser to the Vendor or to her order for the Purchased Shares is C$132,941,015, which equals five (5) timesC$26,588,203, the EBITDA for the 12 month period ended October 31, 1999, (the "PURCHASE PRICE").

         3.2 The Purchase Price shall be payable in US dollars by certified cheque, banker's draft or by bank wire transfer on the Closing Date.

         3.3 The Purchaser and the Vendor shall cause a balance sheet and income statement of the Business as of close of business of the day immediately preceding the Closing Date to be prepared in a manner consistent with U.S. GAAP and the Financial Statements ("CLOSING STATEMENTS"). For purposes of the Closing Statements, the closing inventory as of October 31, 1999 will constitute the opening inventory. The closing inventory for the Closing Statements will be based on the Company's computer print-out of inventory for the last day of the period covered by the Closing statements. There will not be a physical inventory. The finished goods, work-in-process and raw materials will be valued using the same methods used to determine the October 31, 1999 inventory as disclosed in the Financial Statements. The Closing Statements will be subject to the reasonable approval of Vendor's auditors. Any disputes between the parties will be resolved in accordance with Section 3.7. The cost of the preparation of the Closing Statements shall be assumed by the Company.

         3.4 The Purchase Price shall be adjusted upward or downward by an amount by which the retained earnings exceeds or is less than C$13,000,000 net of all accrued tax liabilities as determined in the Closing Statements. The payment of such adjustment shall be made by the Purchaser (in the event of an upward adjustment) or the Vendor (in the event of a downward adjustment) in the manner provided in Section 3.2 within 60 days of the Closing Date.

         3.5 The conversion rate for the conversion of the Purchase Price in US$ will be the rate prevailing as of the close of business on the Business Day immediately preceding the Closing Date as established by the Bank of Canada.

         3.6 The costs for the preparation of the 1998 Financial Statements and the review by the auditors of the Purchaser of the 1998 and 1999 Financial Statements will be borne by the Purchaser.

         3.7 Any dispute between the parties as regards the finalization of the Closing Statements will be submitted before Norman Daitchman, Partner of the firm of Ernst & Young in Montreal (Norman Daitchman or any replacement is herein referred to as "ARBITRATOR"). In the absence of Norman Daitchman, the parties will mutually agree upon a replacement within five (5) business days of being notified by either party. Should they fail to agree upon a replacement within such delay, the president of the Quebec Institution of Charter Accountants may be requested by either party to designate a replacement. The decision of the Arbitrator shall be final and binding upon the parties hereto. The Arbitrator will also have the power to determine how the costs of the arbitration are to be borne.

4.       REPRESENTATIONS AND WARRANTIES OF EACH OF THE VENDOR AND DAVID
         --------------------------------------------------------------
         Each of the Vendor and David represents and warrants to the Purchaser as follows:

         4.1   Enforceability of the Agreement

               4.1.1 The Vendor is the sole and absolute owner (beneficially or of record) of the Purchased Shares with a good and marketable title thereto free and clear of all Liens and with full power and authority to sell, assign and transfer such Purchased Shares as herein provided.

               4.1.2 Each of the Vendor and David has the power, capacity and authority to execute and become a party to this Agreement and to consummate the transactions herein provided, without any restriction whatsoever, whether pursuant to his matrimonial regime or otherwise. This Agreement constitutes a valid and binding obligation of each of the Vendor and David, enforceable against the Vendor and David in accordance with its terms.

               4.1.3 Except as provided for or reflected in the DISCLOSURE SCHEDULE, neither the entering into of this Agreement nor the consummation of any of the transactions contemplated hereby will:

                       4.1.3.1    result in the violation of or conflict with
                                  (i) any of the terms or provisions of the respective constating documents or by-laws of any of the Company; (ii) any agreement, written or oral, to which any of the Vendor or the Company is a party or subject, including, any grant, subvention or other benefit in favour of either of the Vendor or the Company;
                                  (iii) any license, permit, authorization, qualification or registration held by or in respect of the Company; or (iv) any law, regulation or administrative or judicial order of any jurisdiction to which the Company is subject;

                       4.1.3.2    subject the Company to any penalty or
                                  liability; or

                       4.1.3.3 require any consent or approval from any Person.

               4.1.4 Except as provided for or reflected in the DISCLOSURE SCHEDULE, the Vendor and David are not aware of any legal or administrative proceedings pending or threatened or of any circumstances which may reasonably be expected to give rise to such proceedings which in any way might interfere with the sale or delivery of the Purchased Shares or the consummation of any of the transactions herein contemplated.

               4.1.5 Relying upon the representation and warranty of the Purchaser set out in Section 5.6 and except as provided in the DISCLOSURE SCHEDULE, there is not any notice to, filing with, or authorization, consent, permit or approval from, any Person, including, without limitation, any government, governmental agency or other contracting party of the Company, required in connection with the transactions contemplated by this Agreement.

               4.1.6 The transfer of the Purchased Shares contemplated herein will, as at the Closing Date, have been duly authorized by all corporate actions of the Company.

         4.2   Corporate Status

               4.2.1   The Company:

                       4.2.1.1 has been duly incorporated and organized and is validly subsisting and in good standing under the laws of the jurisdiction in which it was incorporated;

                       4.2.1.2 has the power to own, lease, occupy or otherwise hold the properties and rights now owned, leased, occupied or otherwise held by it and to conduct the business now being conducted by it.

         4.3   Capital Stock and Records

               4.3.1 No Person has any agreement or option or any right or privilege (whether by law or by contract) capable of becoming an agreement or option

                       4.3.1.1 to acquire any of the Purchased Shares or any of the issued shares of the Company;

                       4.3.1.2 to subscribe for or otherwise acquire any of the unissued shares of the capital stock of the Company.

               4.3.2 There is no shareholders' agreement in force with respect to the Purchased Shares.

               4.3.3 The Company does not exist as a result or incident of any amalgamation or merger between the Company and any other Person or Persons or between other Persons pursuant to which the properties or rights of the Company became or remained subject to the rights of the creditors of such previously existing Person or Persons.

               4.3.4 The Purchased Shares constitute all of the issued and outstanding securities of the Company. There exists no Lien affecting the Purchased Shares.

         4.4   Business and Goodwill

               4.4.1 The Business of the Company consists principally of wire, cable and electromechanical assembly. The Company has conducted the Business substantially as so described continuously since its incorporation and during said period the Company has not conducted any other business.

               4.4.2 The Company presently conducts and has, since its date of incorporation, conducted its business in the Province of Quebec and the Company has not conducted business from any other jurisdiction.

               4.4.3 The Company is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of the jurisdiction in which such business is being carried on. The Company is not in breach of any laws, rules or regulations, except for breaches which in the aggregate are immaterial. The Company is duly licensed, registered or qualified in the jurisdiction in which it owns or leases property or conducts its business to enable such businesses to be conducted as now conducted, and its properties and assets to be owned, leased and operated, and all such licences, registrations and qualifications are valid, subsisting and in good standing, and none of the same contains any burdensome term, provision, condition or limitation which has or reasonably may be expected to have an adverse effect on the operation of such business. The DISCLOSURE SCHEDULE contains a list of all licences, registrations or qualifications held by the Company.

               4.4.4 The Company is not conducting nor has ever conducted its business under any name other than its existing corporate name and the names "T.A.T. Technology" and "T.A.T. Technologie".

         4.5   Assets and Liabilities

               4.5.1 The balance sheets included in the Financial Statements fairly present the financial position of the Company as at the respective dates specified therein and the related statements of earnings, retained earnings and changes in financial position for each of the period then ended, fairly present the results of the individual operations and the changes in financial position for the periods then ended of the Company and have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods specified therein. Since October 31, 1999, there has been no Material Adverse Change in the condition (financial or otherwise), liabilities, licences, permits, businesses (including relationships with suppliers, customers, governmental authorities or others), operations or prospects of the Company.

               4.5.2 Except as disclosed or reflected in the Disclosure Schedule and except to the extent reflected or reserved against in the balance sheets of the

                       Company included in the Financial Statements and except for liabilities incurred in the ordinary course of business since October 31, 1999, the Company does not have any liabilities or obligations (except for liabilities and obligations which in the aggregate are immaterial) whether accrued, absolute, contingent or otherwise (including without limitation product liability as manufacturer, supplier or otherwise, warranty liabilities, environmental liabilities, liabilities as guarantor or otherwise with respect to obligations of others or lease liabilities or liabilities for Taxes) and whether due or to become due.

               4.5.3 Except as disclosed or reflected in the DISCLOSURE SCHEDULE, the Company has good and marketable title to all its properties and assets, including, without limitation, all those referred to in the most recent balance sheet included in the Financial Statements (other than any thereof which have been disposed of in the ordinary course of business).

               4.5.4 All properties, equipment and machinery and all other tangible movable property either owned or leased by the Company are in good operating condition and repair, except for normal wear and tear and normal usage and are in each case adequate for the conduct of the Business in the ordinary course.

               4.5.5 The Company has valid leasehold interests in all the properties, equipment and machinery shown in the DISCLOSURE SCHEDULE or reflected in the Financial Statements as being leased by it, free and clear of any Liens. All such leases (complete and correct copies of which have been provided to the Purchaser) are valid, subsisting and in effect in accordance with their respective terms and are in good standing and no event or condition exists which constitutes or after notice or lapse of time or both would constitute a default thereunder.

               4.5.6 The Company does not own or possess any property right or other asset which is not so owned or possessed solely for the purpose of conducting the Business as such Business is now being conducted, except for certain consignment inventory belonging to suppliers of the Company. The Company owns or otherwise has the right to use all of the assets required to carry on the Business.

               4.5.7 To the best knowledge and belief of the Vendor and David, there is not :

                       4.5.7.1 any suit, action or other proceeding or governmental investigation pending or threatened against the Company in or before or by any court, board, commission administrative agency or administrative or other tribunal and neither the Vendor nor David has knowledge of nor has any reason to believe that there exists any basis for a suit, action or other proceedings or governmental investigation against the Company;

                       4.5.7.2 any order, decree, injunction or judgment of any court, administrative agency or board or administrative or other tribunal against or affecting the Company;

                       4.5.7.3 any legal impediment to the continued operation in the ordinary course of the properties of the Company and of the Business; or

                       4.5.7.4 any violation by the Company of any law, by-law, regulation, rule, policy, directive or protocol of any competent authority.

               4.5.8 Except as disclosed or reflected in the DISCLOSURE SCHEDULE, the Company does not hold any loan or advance due by, or any stock, obligation or securities of, or any other interest in, any Person. The Company does not have the right to receive any sum from the Vendor or David, whether as shareholder, director, officer or otherwise.

               4.5.9 The Company has no Subsidiary nor any other investment in any other Person.

         4.6   Inventories and Accounts Receivable

               4.6.1 The inventories of supplies, raw materials, work in process and finished goods owned or used by the Company as of the date hereof and as reflected in the balance sheet of the Company included in the Financial Statements were owned or held by the Company at the date specified in the Financial Statements, and all such inventories so held on such dates and on the date hereof were and are normal and adequate for the Business, are of good and marketable quality and condition.

               4.6.2 The accounts receivable of the Company reflected in the balance sheets of the Company included in the Financial Statements are bona fide, have been properly recorded and represent amounts due for goods or services duly sold or rendered in the ordinary course of business, and no claim has been made or threatened with respect to the quality or warranty of such goods and services which has not been disposed of, and the said accounts receivable are good and collectible, free from any claim or right of set off or counterclaim, except to the extent of any reserves for bad debts reflected in said balance sheet, and all accounts receivable which have accrued to the Company up to the date hereof subsequent to the date of the Financial Statements comply with the foregoing in all respects except to the extent of reserves for bad debts maintained at the same respective rates as reflected in the said balance sheet.

         4.7   Conduct of Business

               The Company has been conducting its Business since October 31, 1999, in the ordinary course, and since such date the Company has not entered into any transaction other than in the ordinary course of its Business and, in particular, without limiting the generality of the foregoing, the Company has not, since October 31, 1999,

               4.7.1 purchased or redeemed directly or indirectly any securities issued by it;

               4.7.2 issued or sold or agreed to issue or sell any shares of its capital stock or any option, warrant, conversion or other right to acquire any such share or any securities convertible into or exchangeable for such shares, or amended its charter or by-laws;

               4.7.3 declared or paid any dividend or declared or made any other distribution on any of the shares of any class of its capital stock or on any of its securities;

               4.7.4 suffered or incurred any damage, destruction, loss or liability (whether or not covered by any insurance), any strike or other labour trouble, or any loss of employees or customers;

               4.7.5 except as regards the authorization or payment of bonuses to the Vendor and/or David of the net profit of the Company for the period comprised between November 1, 1999 and the Closing Date, made or authorized any payment to an officer, director, former director, shareholder or employee of the Company, otherwise than at the regular rates payable to them, by way of salary, pension, bonus, rent or other remuneration;

               4.7.6 authorized or made any capital expenditure other than expenditures which in the aggregate do not exceed C$1,000,000;

               4.7.7 incurred any indebtedness or extended any credit, except in the ordinary course of business;

               4.7.8   agreed to take any of the actions described in Sections
                       4.7.1 through 4.7.7.

         4.8   Contracts

               4.8.1 Except as reflected or disclosed in the DISCLOSURE SCHEDULE, the Company is not a party to any contract or agreement, either written or oral, express or implied, either (i) involving a commitment, whether contingent or otherwise, by the Company or by any other Person, in excess of C$100,000 (the aggregate value of all contracts not requiring disclosure hereunder not exceeding C$500,000), other than any purchase order received or issued in the ordinary course of business by or in favour of the Company or (ii) being otherwise material to the assets or liabilities of the Company other than any purchase order received or issued in the ordinary course of business by or in favour of the Company (referred to for the purposes of Sections 4.8.1, 4.8.2 and 4.8.3 as the "CONTRACTS"), except for any contract or agreement which is terminable at the option of the Company without penalty upon not more than 60 days notice.

               4.8.2 The Contracts are valid and binding obligations of the parties thereto, enforceable against such parties in accordance with their terms, are in full force and effect and have not been the subject of a notice of termination, cancellation or non-renewal.

               4.8.3 Neither the Company nor, to the best of the Vendor's knowledge, any other party to any of the Contracts is in default or in breach of any such contracts, nor does there exist any state of facts which, after notice or lapse of time or both, would constitute such a breach or default.

               4.8.4 Except as regards such consignment inventory from suppliers of the Company referred to in Section 4.5.6, the Company does not, pursuant to any contract, agreement, franchise, licence or permit hold, possess, use or have access to, or have the right to hold, possess, use or have access to, any property or right of any nature belonging to any other Person which is necessary, desirable or useful in the conduct of the Business.

               4.8.5 Except as disclosed or reflected in the DISCLOSURE SCHEDULE, the Company is not bound by any contract or agreement which constrains or limits the Company in the conduct of its business and affairs, or purports to do so, including, without limitation, any agreement concerning confidentiality, non-competition or exclusivity.

               4.8.6 The DISCLOSURE SCHEDULE sets out all grants, subventions and other benefits which the Company is entitled to receive from, or under the terms of which a future payment may be made to the Company by, any government or municipality or any department, board or other instrumentality thereof, other than any such grants, subventions or other benefits which accrue or become available by operation of the law generally to Persons conducting businesses similar to the Business, and the Company is not in default with the terms and conditions upon which it is or may become entitled to receive any such grant, subvention or other benefit.

               4.8.7 Except as set out in the DISCLOSURE SCHEDULE, the Company is not a party to or bound by (i) any collective bargaining agreement or any other agreement with any union of employees, (ii) any agreement, written or oral, for the benefit of or with its employees, directors, officers or shareholders, including any written employment contract, (iii) any pension, bonus, profit sharing, compensation, retirement, deferred compensation, illness or other plan, agreement, trust, fund, or arrangement for the benefit of or with its employees, directors, officers or shareholders, or (iv) any agency, consultation or representation contract, whether written or oral.

               4.8.8 All outstanding contracts and other agreements binding upon the Company has been entered into on an arm's length basis.

               4.8.9 The DISCLOSURE SCHEDULE sets out a true and accurate list of all of the customers of the Company as of the date hereof and, at Closing as of the Closing Date as identified by their account numbers.

               4.8.10 The Vendor and David hereby confirm that the commercial relations between the Company and Nortel Networks are very good and they have no reason to believe that such relations could materially adversely deteriorate in the foreseeable future. The Purchaser acknowledges that Nortel has and may sell facilities to non-related third parties which could impact the Company's future relationships.

         4.9   Insurance

               4.9.1 The Company, its properties and the Business are insured with financially sound and reputable insurers against claims and Losses from all such liabilities, hazards and risks, to such extent and in such amounts and with such deductible amounts therefrom as is customary for Persons operating like businesses and owning like properties, all as provided for in and by the policies and contracts of insurance described in the DISCLOSURE SCHEDULE (which describes types of coverage, amount and policy numbers). Complete and correct copies of all such policies and contracts have been made available to the Purchaser.

               4.9.2 All such policies and contracts of insurance are in full force and effect, and the Company is in good standing with respect to each such policy or contract to which it is a party.

               4.9.3 The Company has not received a notice of a claim against the Company or its properties which would not be entirely covered (subject, as the case may be, to a deductible) by the insurances it holds and the Vendor is not aware of any fact or circumstance which could give rise to such a claim.

         4.10  Taxes

               4.10.1 Except as regards potential assessments from Revenue Quebec and Revenue Canada relating to the years 1996 and 1997 regarding certain expenses which in the aggregate should not exceed, to the best knowledge of the Vendor and David, the sum of approximately C$10,000, the Company has duly filed, on a timely basis, all tax returns required to be filed by it and has paid or accrued in the Financial Statements all Taxes which are due and payable as at the date hereof in respect of transactions or other occurrences prior to the date hereof (whether or not shown on any tax return) and each of David and the Vendor will be able to confirm same as at the Closing Date. Adequate provision has been made in the books and records of the Company for all Taxes payable for the current taxation year for which tax returns are not yet required to be filed and for all Taxes relating to taxation years ending on or before the Closing Date. There are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or the payment of any Taxes by the Company. There are no actions, suits, proceedings, investigations or claims, threatened or pending against the Company in respect of Taxes nor are there any matters under discussion with any governmental, municipal or local authority relating to Taxes by any such authority. The Company has duly collected and remitted all Taxes it was required to collect and remit, respectively. To the best of the Vendor's and David's knowledge and belief, the Company has not received a refund or credit for taxes to which it was not entitled.

               4.10.2 The Company has withheld from each payment made to any of their officers, directors, employees, shareholders or creditors or any non-residents within the meaning of that term as used in the INCOME TAX ACT (Canada), all Taxes and other amounts which it is required by the laws to which it is subject to withhold or deduct and has duly remitted all Taxes and amounts so withheld or deducted to the proper recipients thereof within the delays and in the manner required by such laws.

         4.11  Patents, Trade Marks and Copyright

               4.11.1 No Proprietary Intangibles are owned by the Company or are used or required to be used in the Business.

               4.11.2 No Person has made or threatened to make a claim to the right to use any of the names "T.A.T. Technologie" and "T.A.T. Technology".

         4.12  Environmental Matters

               4.12.1 To the best of the Vendor's and David's knowledge and belief and except as disclosed and reflected in the DISCLOSURE SCHEDULE, the emission, deposit, issuance, discharge, transportation or disposal of any contaminant, waste material (including waste water and waste oil) or other substance in the environment, by or allowed by the Company, or occurring on or from any of the Facilities (as defined hereinbelow), at any time up to the Closing Date, has been or will have been effected in compliance with all applicable statutes, laws, by-laws, regulations, rules, policies, guidelines, directives and protocols of any competent authority (collectively "LAWS"), and all required filings and approvals in respect thereof, as the case may be, have been made with or obtained from the appropriate authorities, and the operations and activities of the Company and the use of the properties presently or previously used or leased by the Company (collectively the "FACILITIES") and the use of the structures thereon have been effected and continues to be in compliance with all applicable Laws, and there are no pending or threatened suits, actions or claims, nor notices, orders or demands in relation to any breach by the Company of any applicable Laws and approvals. More particularly, but without limiting the generality of the foregoing and except as disclosed in the Disclosure Schedule, the Facilities and the assets of the Company do not contain polychlorinated biphenyls (PCBs), asbestos, radioactive substances or urea formaldehyde foam insulation and there are no underground or surface tanks on any of the Facilities and none of the Facilities is contaminated so as to require remediation action under applicable Laws.

               4.12.2  Without limiting the generality of the terms set forth in
                       Section 6.2 hereof, each of David and the Vendor shall be liable to the Purchaser and the Company and shall indemnify and hold harmless the Purchaser and the Company against any and all Losses arising out of any suit, action, claim, order or demand against the Purchaser or the Company with respect to environmental matters affecting any properties now or previously owned or occupied, beneficially or otherwise, by the Company except to the extent that such matters have been disclosed or reflected in the Disclosure Schedule.

         4.13  Labour Relations

               Without restricting the provisions of Sections 4.7.5, 4.8.7 and 4.10.2:

               4.13.1 no union has been certified in respect of the employees of the Company, nor is any proceeding in process for obtaining a union certification; to the best of the David's and Vendor's knowledge, there is no current campaign or attempt by any trade union or other organization to organize the employees of the Company;

               4.13.2 the Company has paid all sums due to its employees and has observed in all respects the provisions of (i) all agreements binding upon it, written or oral, for the benefit of or with its employees, directors, officers or shareholders or (ii) any pension, bonus, profit sharing, compensation, retirement, deferred compensation, illness or other plan, agreement, trust, fund or arrangement for the benefit of or with its employees, directors, officers or shareholders and (iii) all applicable laws and regulations respecting employment, labour relations, work place health and safety and benefit plans, including, but not limited to, labour standards and employment equity, legislation and regulations and legislation and regulations prohibiting discrimination, pertaining to human rights, collective bargaining and workers' compensation; and there is no complaint, civil action or other proceeding in process or threatened alleging a violation of any such agreement, plan, trust, fund, arrangement, laws or regulations and to the best of David's and the Vendor's knowledge, there are no facts which may give rise to a claim for which the Company might be held liable under the provisions of any of the said laws and regulations;

               4.13.3 except as disclosed and reflected in the DISCLOSURE SCHEDULE, the Company has not received any remedial order, notice of offence or notice of investigation under
                       (i) the ACT Respecting OCCUPATIONAL HEALTH AND SAFETY (Quebec) R.S.Q., c. S-2.1, (ii) the WORKMEN'S COMPENSATION ACT (Quebec) R.S.Q., c. A-3 or (iii) the ACT RESPECTING INDUSTRIAL ACCIDENTS AND OCCUPATIONAL DISEASES (Quebec) R.S.Q., c. A-3.001 or under equivalent statutes or regulations in other jurisdictions, except in respect of matters which have been settled or remedied since the issuance of such order, notice or notice of investigation, and the Company has performed all its financial or monetary obligations under such statutes or regulations and, to the best of David and the Vendor's knowledge, there are no facts which may give rise to a claim for which the Company might be held liable under the provisions of the said statutes or regulations; to the extent such claims have arisen in the past, the Company has made all necessary remedies, financial or otherwise;

               4.13.4 there is no unfunded liability under any employee retirement plan or other plan of the Company which may exist;

               4.13.5 there is no strike, lockout or labour troubles in respect of the employees of the Company nor do David and the Vendor have knowledge of any fact which may give rise thereto; and

               4.13.6 the DISCLOSURE SCHEDULE sets out truly and correctly the names of all employees of the Company and reflects accurately the salary, seniority, vacation entitlement and benefits (including, any bonus, RRSP contribution, general expense or travel expense account) of each of such employees.

         4.14  Bank Accounts, Financing and Security, Etc.

               The DISCLOSURE SCHEDULE sets out:

               4.14.1 the name of each bank, trust company or other Person with which the Company has an account or safekeeping arrangement or safety deposit box, the account numbers and the names of each Person authorized to operate or have access to such account, arrangement or box on behalf of the Company;

               4.14.2 a list of all outstanding guarantees, indemnifications, financing agreements or security documents to which either of the Company is a party or which is binding upon any of the Company; and

               4.14.3 the name of each Person holding a general or special power of attorney from the Company with a summary of the terms thereof.

         4.15  Conflicting Interests

               Neither the Vendor nor any officer or director of the Company nor any member of their respective families owns, or during the last three (3) years has owned, directly or indirectly, or has, or during the last three (3) years has had, a substantial ownership interest in any business, corporate or otherwise, which is directly or indirectly competitive with the Business.

         4.16  No Finder's or Broker's Fee

               No Person has, or as a result of any of the transactions contemplated hereby will have, as a result of any commitment of David, the Vendor or the Company towards such Person, any right, interest or valid claim against or upon the Purchaser, the Company or any of its properties for any commission, fee or other compensation as broker or finder or for services in any similar capacity.

         4.17  Vendor's Residence

               The Vendor is not a non-resident within the meaning of that term as used in the INCOME TAX ACT (Canada).

         4.18  Millennium Compliance

               To the best of David's and the Vendor's knowledge and belief and based on certification received from the Company's suppliers, the Computer Systems are Millennium Compliant. For the purposes of this Agreement, "Millennium Compliant" means that the Computer Equipment and Computer Software (collectively, the "Computer Systems") are capable of the following functions before, during and after 1 January 2000:

               4.18.1 handling date information involving all and any dates before, during and after 1 January 2000, including, accepting date input (either from an internal or external source), providing date output and performing date calculations in whole or part and any date format (i.e. julian, gregorian, international or any other format);

               4.18.2 operating accurately without interruption on and in respect of any and all dates before, during and after 1 January 2000 and without any change in performance;

               4.18.3 responding to and processing any digit year input (either from an internal or external source) without creating any ambiguity as to the century; and

               4.18.4 receiving, storing, providing and communicating date output information without creating any ambiguity as to the century.

               Without limiting the rights otherwise conferred upon the Purchaser, in the unlikely event there are any "Millennium Compliant" issues with the Company's computers or software before the Closing Date, they will be repaired or replaced at Vendor's cost.

         4.19  Full Disclosure

               4.19.1 Each of David and the Vendor has made or caused to be made due enquiry with respect to each of the representations, warranties and statements contained in this Agreement and in each of the schedules, certificates, documents and, except as disclosed in the DISCLOSURE SCHEDULE, other writings referred to herein or furnished to the Purchaser hereunder, and none of the same contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein and therein not misleading.

               4.19.2 Except as disclosed in the DISCLOSURE SCHEDULE or as generally known to the public, there is no fact or circumstance known to David and the Vendor

                       4.19.2.1 which materially adversely or in the future may (so far as he can now reasonably foresee) materially adversely affect the condition (financial or otherwise), property, assets, liabilities, Business, operations, or prospects of the Company or the ability of David and the Vendor to perform his obligations hereunder, or

                       4.19.2.2 relating to the Company or the Business which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from consummating the transactions hereby contemplated.

         4.20  Indebtedness and Guarantees

               There is no outstanding indebtedness, liability and obligations (whether accrued, absolute, contingent or otherwise) as at the date hereof between the Company and David or the Vendor other than as otherwise provided hereunder and other than bonus accruals to David and/or the Vendor or other than as provided for hereunder.

5.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
         -----------------------------------------------
         The Purchaser represents and warrants to David and the Vendor as follows:

         5.1   Enforceability of the Agreement

               The Purchaser has full power and authority to purchase and acquire the Purchased Shares as herein provided.

         5.2   No Violation

               Neither the entering into of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the violation of or conflict with any of the terms or provisions of the constating documents or by-laws of the Purchaser or any law, regulation or administrative or judicial order of any jurisdiction to which the Purchaser is subject.

         5.3   No Legal Proceedings

               The Purchaser is not aware of any legal proceedings pending or threatened against it or of any circumstances relating to it which may reasonably be expected to give rise to such proceedings which in any way might interfere with the purchase of or payment for the Purchased Shares or the consummation of any of the transactions herein contemplated.

         5.4   No Finder's or Broker's Fee

               No Person has, or as a result of any of the transactions contemplated hereby will have, by reason of any commitment of the Purchaser towards such Person, any right, interest, or valid claim against or upon the Vendor or any property of the Vendor for any commission, fee, or other compensation as broker or finder or for services in any similar capacity.

         5.5   Due Authorization

               The agreement has been validly authorized, executed and delivered by the Purchaser and constitutes valid and binding obligations of the Purchaser duly enforceable against it in accordance with its terms.

         5.6   Investment Canada and Competition

               The acquisition of the Purchased Shares by the Purchaser does not violate the provisions of the INVESTMENT CANADA ACT or the COMPETITION ACT nor are any approvals, consents, filings, registrations or notices required thereunder in order to consummate the transactions herein contemplated except as for such notification to be made within 30 days following the Closing Date pursuant to INVESTMENT CANADA ACT.

6.       SURVIVAL AND RELIANCE ON REPRESENTATIONS AND WARRANTIES AND
         -----------------------------------------------------------
         INDEMNIFICATION
         ---------------

         6.1   Survival Notwithstanding Investigation

               Notwithstanding any investigation conducted before or after the Closing Date and notwithstanding any actual or implied knowledge or notice of any fact or circumstance which any Person may have as a result of such investigation or otherwise, the parties hereto shall be entitled to rely upon the representations and warranties set forth herein and the obligations of the parties hereto with respect thereto shall survive the Closing Date and shall continue in full force and effect in accordance with the terms of this Section 6.

         6.2   Indemnification by Vendor and David

               The Vendor and David, acting jointly and severally and hereby waiving the benefit of division and discussion, shall be liable to the Purchaser and the Company and shall indemnify and hold harmless the Purchaser and the Company against any and all Losses provided such losses have been confirmed by Final Determination arising out of

               6.2.1 the breach of any agreement, covenant, representation or warranty of the Vendor or David contained in this Agreement;

               6.2.2 the non-fulfillment of any agreement, covenant or obligation of the Vendor or David contained in this Agreement, to the extent not waived in writing by the Purchaser.

               The obligations of the Vendor and David under this Section 6.2 shall only apply and shall continue thereafter to the extent that claims in respect of which they are required to indemnify, in the aggregate, exceed C$600,000.

         6.3   Indemnification by Purchaser

               The Purchaser shall be liable to the Vendor and shall indemnify and hold harmless the Vendor against any and all Losses provided such losses have been confirmed by Final Determination arising out of

               6.3.1 the breach of any agreement, covenant, representation or warranty of the Purchaser contained in this Agreement; and

               6.3.2 the non-fulfillment of any agreement, covenant or obligation of the Purchaser contained in this Agreement, to the extent not waived in writing by the Vendor or David.

         6.4   Expiry of Liability

               6.4.1 Except as set out in Sections 6.4.2 and 6.4.3, the representations and warranties of the Vendor, David and the Purchaser herein shall terminate upon the expiry of the period which is eighteen (18) months following the Closing Date, except (i) in the case of fraud, in which case they shall survive indefinitely or (ii) to the extent that, during such period, a claim in respect of any such representation or warranty is made, in which case such representation and warranty shall continue in full force and effect until the Final Determination of such claim.

               6.4.2 The representations and warranties herein of the Vendor and David relating to any liability of the Purchaser or of the Company for the payment of Taxes and environmental liabilities arising out of this Agreement or arising from the business and assets of the Company as conducted or held up to and including the Closing Date shall terminate upon the expiration of 60 days after the limitation or prescription periods under the relevant statutes after which an assessment, reassessment or a claim or a penalty cannot be issued to the Company, unless during such period, a claim in respect of any such representation or warranty is made, in which case such representation and warranty shall continue in full force and effect until the Final Determination of such claim, but the Purchaser covenants that, from and after the Closing Date, it will exercise all reasonable efforts to ensure that neither it nor the Company, without the prior consent of the Vendor (which consent shall not be unreasonably withheld), enters into any agreement, waiver or other arrangement which provides for an extension of time with respect to the filing of any tax return or the payment or assessment of any Taxes dealt with by any such representation or warranty.

                       Subject to Section 6.5, the Purchaser agrees not to amend tax returns with respect to any periods up to the date of Closing which would result in a liability to the Vendor and David under the provisions of Article 6.

               6.4.3 The representations and warranties contained in Section 4.1, 4.2 and 4.3, shall survive the Closing Date indefinitely.

         6.5   Claims involving Taxes

               In the event of an assessment of tax liabilities or a Third Party Claim from a competent authority in relation to Taxes, for which the Purchaser is entitled to indemnification from David and the Vendor, the Purchaser shall give notice to David and the Vendor who shall immediately pay all Taxes, if and when required to do so by law. David and the Vendor shall give notice to the Purchaser no later than ten (10) days after receipt of the Purchaser's notice mentioned hereinabove, of their desire to contest said assessment or Third Party Claim and their right to so contest shall be subject to the fulfilment of the following conditions, to the Purchaser's satisfaction, (i) David and the Vendor shall have paid the Taxes as required above in this
               Section 6.5; (ii) such contestation shall, be at the entire cost of David and the Vendor; (iii) David and the Vendor shall at the Purchaser's request furnish it with reasonable security against any costs or other liabilities to which any of the Purchaser or the Company may be or become exposed by reason of such contestation or any settlement thereof; (iv) David and the Vendor may not take any measures which, in the reasonable opinion of the Purchaser, could be prejudicial or unfavourable to the Purchaser or the Company; (v) David and the Vendor must diligently proceed with the defence and contestation of such assessment or Third Party Claim; and (vi) David and the Vendor shall keep the

               Purchaser fully advised with respect to their contestation including supplying copies of all relevant documentation promptly upon request from the Purchaser.

               The Purchaser shall cause the Company to cooperate with David and the Vendor for such purposes but shall be entitled to reimbursement for any out of pocket expenses incurred by Purchaser, in doing so. David and the Vendor shall not be entitled to enter into any settlement or any other final determination of any such assessment or Third Party Claim without the prior written consent of the Purchaser which shall not be unreasonably withheld or delayed. Provided the foregoing conditions are met, David and the Vendor shall be entitled to any refund made by the appropriate authority of the Taxes paid by the Vendor pursuant to this Section 6.5.

7.       COVENANTS OF DAVID AND THE VENDOR
         ---------------------------------
         Each of David and the Vendor covenants and agrees with the Purchaser as follows:

         7.1   Best Efforts to Maintain and Preserve

               David and the Vendor will exercise their reasonable commercial efforts with due diligence to ensure that from the date hereof until the Closing Date,

               7.1.1 the Business will be conducted, except as otherwise herein provided or approved in writing by the Purchaser, only in the ordinary course in substantially the same manner as heretofore and in such manner that each of the representations and warranties made by David and the Vendor herein as of the date hereof will, on the Closing Date, be true and correct;

               7.1.2 the business organization of the Company will be maintained intact, the services of its competent officers and employees will be retained, key employees will not be hired, pay or salary adjustments will not be made, bonuses will not be paid nor cash distributed to the Company's shareholders other than by way of salaries presently being paid and its relationship with and the goodwill of its customers, suppliers and others having business relations with it will be preserved, the whole so as to maintain the goodwill and Business of the Company;

               7.1.3 except as provided for in this agreement, no shares of the Company will be repurchased or redeemed, no dividends will be declared or paid on the shares of the Company and the Company will not make any distribution of its shares or any payment out of the ordinary course of business to an officer, director or shareholder and, generally, no transaction will be undertaken by the Vendor or the Company which would result in a reduction of the shareholder's equity of the Company; and

               7.1.4 the Company will not agree to acquire the business carried on by another Person or any part thereof, whether by way of an acquisition of assets, shares or any other form of interest in such business or Person, without the prior written consent of the Purchaser.

         7.2   Notice of Cessation in Ordinary Course

               David and the Vendor shall promptly notify the Purchaser of the happening or existence or apprehended happening or existence of any event or circumstance, on or prior to the Closing Date, by reason of which the Business has ceased or may cease to be conducted in the ordinary course or by reason of which the representations and warranties made by David and the Vendor herein may cease to be true and correct.

         7.3   Access and information for Purchaser

               David and the Vendor will cause the Company to give the representatives of the Purchaser, subject to their executing non-disclosure agreements, access during reasonable business hours, to books, records, accounts, statements and other data which are required solely for the facilitation of this transaction. David and the Vendor will inform the Purchaser of any material development in the business and financial condition of the Company between the date hereof and the Closing Date, including with respect to any facts or circumstances, whether existing or threatened, that in the reasonable judgment of David and the Vendor could impact on the business or financial condition of the Company.

         7.4   Maintain Insurance

               David and the Vendor will cause the Company to continue to maintain in full force and effect all policies of insurance now in effect or duly renew the same upon substantially the same terms and conditions up to the Closing Date.

         7.5   Corporate Proceedings for Transfer

               David and the Vendor will cause the Company to take all necessary steps and proceedings as may be considered appropriate by counsel for the Purchaser in order that the Purchased Shares may be duly and regularly transferred to the Purchaser as of the Closing Date.

         7.6   Resignation of Officers and Directors

               The Vendor will cause the directors of the Company to resign at the Closing Date.

         7.7   Further Assurances

               David and the Vendor shall, upon the request of the Purchaser, whether before, at or after the Closing, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, assignments, transfers, conveyances, agreements or other documents as in the opinion of counsel for the Purchaser may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

         7.8   Exclusivity

               David and the Vendor will not (and will not cause or permit the Company to) (i) solicit, initiate or encourage the submission of any proposal or offer from any Person (other than the Purchaser) relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Company (including any acquisition structured as a merger, consolidation or share exchange); or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any person to do or seek any of the foregoing. The Vendor will not vote the Purchased Shares in favour of any such acquisition. David and the Vendor will notify the Purchaser immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing.

         7.9   Compliance with conditions

               Each of David and the Vendor shall use his best efforts to ensure the fulfillment and performance of the conditions set forth in
               Section 8.

8.       CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATION TO CLOSE
         -------------------------------------------------------
         The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Purchaser to be fulfilled and performed on or prior to the Closing
         Date:

         8.1   Representations and Warranties remain correct

               Each of the representations and warranties of David and the Vendor contained in this Agreement or in any certificate or other document delivered to the Purchaser pursuant hereto shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date and the Purchaser shall have received on the Closing Date a certificate dated the Closing Date, in form and substance satisfactory to counsel for the Purchaser, signed by the Vendor to the effect that his representations and warranties referred to above are true and correct on and as of the Closing Date with the same force and effect as though made on such date. For greater certainty, there shall have occurred no Material Adverse Change since October 31, 1998 as of the Closing Date.

         8.2   Compliance with Covenants

               The Vendor shall have complied with all covenants and agreements herein agreed to be performed or caused to be performed by him on or prior to the Closing Date.

         8.3   No Actions or Proceedings

               No action or proceeding at law or in equity shall be pending or threatened by any Person, including without limiting the generality of the foregoing, any governmental authority, regulatory body or agency to enjoin or prohibit:

               8.3.1 the purchase and sale of the Purchased Shares contemplated hereby or the right of the Purchaser to own the Purchased Shares; and

               8.3.2 the right of the Company to conduct its operations and carry on its business in the normal course.

         8.4   Consents, Approvals, Waivers, etc.

               There shall have been given to or obtained from, as the case may be, all appropriate Persons, including, without limitation, all federal, provincial, municipal, local or governmental or administrative bodies, all such notices, permits, approvals and consents, in form and terms satisfactory to counsel for the Purchaser, as may be required in order to permit the change of ownership of the Purchased Shares and the consummation of the transactions contemplated herein. without affecting or resulting in the cancellation or the termination of any material license, permit, franchise, contract or other right held by the Company, and without thereby imposing on the Purchaser or the Company any material additional expense, liability, constraint, penalty or other liability, which notices, permits, approvals and consents shall include, without limitation, those set out in the DISCLOSURE SCHEDULE.

         8.5   Corporate and Other Proceedings

               All corporate and other proceedings of the Company in connection with the transactions contemplated hereby, and all documents and instruments incidental hereto, shall have been duly authorized and executed, shall be in form and substance satisfactory to the Purchaser and counsel for the Purchaser, and the Purchaser and counsel for the Purchaser shall have received all such documents and instruments, or duly certified copies thereof, as may be reasonably requested.

         8.6   Employment Agreement

               The Purchaser and David shall have entered into an employment agreement (the "EMPLOYMENT AGREEMENT") with the Company on terms and conditions substantially as set forth in the Employment Agreement appended in Schedule B hereto.

         8.7   Opinion of Counsel

               The Purchaser shall have received from counsel for the Vendor and the Company, a favourable opinion addressed to the Purchaser and to counsel for the Purchaser, dated the Closing Date, on terms and conditions acceptable to the Purchaser, acting reasonably.

         8.8   Rescission on Failure to Fulfill

               In case any of the foregoing conditions shall not be fulfilled and performed at or before the Closing Date to the reasonable satisfaction of the Purchaser and counsel for the Purchaser, the Purchaser may rescind this Agreement by notice to the Vendor and in such event, the Purchaser shall be released from all obligations hereunder, the whole without prejudice to any right of the Purchaser to claim for damages arising out of such non-fulfillment or non-performance.

9.       CONDITIONS PRECEDENT TO VENDOR'S OBLIGATION TO CLOSE
         ----------------------------------------------------
         The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Vendor to be fulfilled and performed on or prior to the Closing Date:

         9.1   Representations and Warranties remain correct

               Each of the representations and warranties of the Purchaser contained in this Agreement or in any certificate or other document delivered to the Vendor pursuant hereto shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date and the Vendor shall have received on the Closing Date a certificate dated the Closing Date, in form and substance satisfactory to counsel for the Vendor, signed by a duly authorized officer of the Purchaser to the effect that such representations and warranties referred to above are true and correct on and as of the Closing Date with the same force and effect as though made on such date.

         9.2   Employment Agreement

               The Purchaser and David shall have entered into the Employment Agreement.

         9.3   Rescission on Failure to Fulfill

               In case any of the foregoing conditions shall not be fulfilled and performed at or before the Closing Date to the reasonable satisfaction of the Vendor and counsel for the Vendor, the Vendor may rescind this Agreement by notice to the Purchaser and in such event, the Vendor shall be released from all obligations hereunder, the whole without prejudice to any right of the Vendor to claim for damages arising out of such non-fulfillment or non-performance.

         9.4   Break-up Fees

               In the event the transaction contemplated in this Purchase Agreement is not consummated for reason of a breach by the Purchaser of its obligations hereunder, the Purchaser shall pay the sum of US$7.0 (seven) million to the Vendor under reserve of and without prejudice to all other rights and recourses of the Vendor. Upon the execution of the agreement, the Purchaser has delivered to the Vendor an irrevocable stand-by letter of credit of the Huntington National Bank in the amount of US$7,000,000 as from Schedule C (hereinafter "LETTER OF CREDIT") which the Vendor may draw upon in accordance with the terms of the Letter of Credit. The Vendor shall surrender to the Purchaser the Letter of Credit upon receipt of the Purchase Price.

         9.5   Guarantees

               David shall be released from all guarantees given to the Bank of Montreal on behalf of the Company.

         9.6   Purchase Price

               The Vendor shall have received payment of the Purchase Price.

10.      CLOSING
         -------
         The sale and purchase of the Purchased Shares herein provided for shall be consummated and completed on the Closing Date at the Closing Place, as follows:

         10.1 At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser free and clear of all Liens

               10.1.1 duly executed and endorsed certificates representing the Purchased Shares, and

               10.1.2 all such other agreements, contracts, certificates, opinions, consents, approvals and other documents which are herein required to be delivered by the Vendor at or prior to the Closing Date and not theretofore received by the Purchaser or which the Purchaser, acting reasonably, may require the Vendor to deliver, the whole for the purposes of completing the transfer of the Purchased Shares or setting it up against third parties and completing the other transactions provided for herein.

         10.2 The Purchaser shall deliver or cause to be delivered to or to the order of the Vendor the sums payable pursuant to Section 3 in the manner permitted therein.

11.      COVENANTS AFTER CLOSING
         -----------------------

         11.1  Non-competition

               11.1.1 For a period of three (3) years after the date hereof, David and the Vendor will not, directly or indirectly, (through a relative, affiliate or otherwise) in any part of the world (i) engage in any activity competitive with the Business or the Company, (ii) design, develop, manufacture, assemble, process, distribute, market or sell any products that are the same as or similar to those products sold in the Business, (iii) solicit orders from or seek or propose to do business with any customer, former customer, supplier or former supplier of the Company in the same line of business of the Business, or
                       (iv) influence or attempt to influence any employee, representative or advisor of the Company to terminate their employment or relationship with the Company.

               11.1.2 The Purchaser shall be entitled to injunctive relief for the violation of any covenant of this Section 11 and shall have all other rights and remedies allowed by law to prevent further violations. The Purchaser may also seek damages resulting from any violation. Each of David and the Vendor has reviewed the scope, duration and geographical scope of the covenants made in this Section and agrees that it is reasonable and necessary to protect the Purchaser, its subsidiaries and its affiliates. However, the parties agree that if this Section is found to be unenforceable due to restrictions unreasonable in scope, duration or geographical area, then the appropriate court may reform this Section so that the restrictions in it are reasonable and enforceable.

         11.2  Name

               Each of David and the Vendor undertakes, as of the Closing Date, to cease using, and to cause any other corporation in which the Vendor may hold an interest, to cease using, directly or indirectly, alone or with any other expression, the corporate names of the Company and any other names, trade-mark or trade-name used or owned by the Company.

         11.3  Tax Returns

               The Company shall prepare or have prepared and shall file within the prescribed delays, at the cost of the Company, the tax returns of the Company for the fiscal year ended on the Closing Date. It is understood that the Vendor shall give the Purchaser and the Company access to all relevant information and shall collaborate with the Purchaser in connection with the preparation and filing of said tax returns.

12.      MISCELLANEOUS
         -------------

         12.1  Notices, Etc.

               Any notice, consent or other communication (a "NOTICE") given pursuant to or in connection with this Agreement shall be in writing in the English language and shall be sufficiently given to the Person to whom it is addressed if transmitted by facsimile, delivered in person or sent by prepaid registered mail to or for such Person at the address of such Person indicated below or at such other address as such Person shall have theretofore notified to the other party or parties hereto in accordance herewith. Any Notice so addressed and transmitted, delivered or mailed as aforesaid shall be deemed to have been sufficiently given or made on the date on which it was so transmitted by facsimile or delivered (provided that if such day is not a Business Day, the Notice shall be deemed given or made on the Business Day following transmission or delivery) or five
               (5) Business Days following the date of mailing, as the case may be. Notwithstanding the foregoing, in case of strike, lock-out or other event, real or apprehended, which causes or would cause the interruption of the postal service, the Notice shall be delivered in person or transmitted by facsimile.

               To the Vendor:
               -------------
               David Mesri
               4105 Jean Brillant
               Montreal, Quebec H3T 1P2

               With a copy to:
               --------------
               Robinson, Sheppard & Shapiro
               Stock Exchange Tower
               800 Place Victoria, Suite 4700
               Montreal, Quebec H4Z 1H6

               Attention: Barry H. Shapiro

               To the Purchaser:
               ----------------
               David Kauer
               President and Chief Executive Officer
               Insilco Corporation
               425 Metro Place N., Fifth Floor
               Dublin, Ohio  43017

               With a copy to:
               ---------------
               Ogilvy Renault
               1981 McGill College Avenue
               Montreal, Quebec
               H3A 3C1

               Attention:  Renaud Coulombe

         12.2  Interpretation

               12.2.1 The article, section and paragraph headings contained herein are included for convenience of reference only, are not intended to be full or accurate descriptions of the content thereof and shall not affect or be utilized in the construction or interpretation of this Agreement.

               12.2.2 Words importing the singular include the plural and vice versa; and words importing gender include all genders.

               12.2.3 Unless otherwise specified, all references herein to articles, sections, paragraphs, Exhibits or Schedules shall be to articles, sections, paragraphs, Exhibits or Schedules of this Agreement.

               12.2.4 This Agreement shall in all respects be governed by and construed in accordance with the laws in force in the Province of Quebec, including all matters of construction, validity and performance.

               12.2.5 The parties hereto submit to the non-exclusive jurisdiction of the Courts of the Province of Quebec in determining matters arising hereunder.

         12.3  Time of the Essence

               Time shall be of the essence of this Agreement. The mere lapse of time for performing an obligation shall constitute the debtor of said obligation in default. Whenever any payment is to be made or any action is to be taken hereunder on a day other than a Business Day, such payment shall be made or such action shall be taken on the next succeeding Business Day.

         12.4  Expenses

               Each party shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement, including, without limitation, all fees and expenses of its counsel, employees, agents and representatives, it being understood that, in the case of David and the Vendor, all such costs incurred prior to Closing, may be paid by the Company provided that the Company pays any such costs prior to Closing.

         12.5  Successors and Assigns

               This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs, representatives and permitted assigns, provided that neither this Agreement nor any rights or obligations hereunder shall be assigned by any party without the prior consent of the other parties except that the Purchaser shall have the right to assign this Agreement and its rights and obligations hereunder to a Subsidiary thereof, without obtaining the consent of the Vendor.

         12.6  References to Disclosure Schedule

               Any matter declared in any numbered section of this Agreement to be set out, stated, described or reflected in the DISCLOSURE SCHEDULE shall be deemed to have been sufficiently disclosed to the parties hereto for all purposes of this Agreement if, in a section of the DISCLOSURE SCHEDULE bearing the same number, such matter has been fully and plainly described or there is a cross reference to another section of the DISCLOSURE SCHEDULE containing such full and plain description.

         12.7  Severability

               If any provision of this Agreement shall be held illegal, invalid or unenforceable by any competent court in any relevant jurisdiction, such illegality, invalidity or unenforceability shall attach only to such provision in such jurisdiction and such provision shall be severed herefrom and be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair or render illegal, invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

         12.8  Entire Agreement

               This Agreement and the Employment Agreement embody the entire agreement and understanding among the parties hereto and supersedes all prior agreements between such parties with respect to the subject matter hereof, including, without limitation, the letter of intent dated July 21, 1999 as accepted by the Vendor on July 26, 1999 with the exception, however, of the Confidentiality Agreement between David and the Purchaser which shall survive in accordance with its terms. Neither this Agreement nor any of the terms hereof may be changed, waived, discharged or terminated otherwise than by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. Any waiver of any term or condition or any breach of any covenant of this Agreement shall not operate as a waiver of any other such term or condition or breach, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

         12.9  Counterparts

               This Agreement may be executed by the parties hereto in several counterparts, each of which when so executed and delivered shall be an original and all such counterparts shall together constitute one and the same instrument.

         12.10 Liability of Vendor

               David Mesri shall be solidarily and jointly and severally liable for the obligations of the Vendor (including the representations and warranties) set out in this Agreement or arising herefrom.

         12.11 Language

               The parties hereto confirm having requested that this Agreement and all notices or other communications relating thereto be drawn-up in the English language only. Les parties aux presentes confirment avoir requis que cette convention ainsi que tous les avis et autres communications s'y rapportant soient rediges en langue anglaise seulement.



         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first herein before written.

                                         /s/ David Mesri
                                         ---------------------------
                                         DAVID MESRI


                                         /s/ Nahid Salim
                                         ---------------------------
                                         NAHID SALIM


                                         INSILCO CORPORATION

                                         per:  /s/ Michael R. Elia
                                               ---------------------
                                               Michael R. Elia
                                               Senior Vice-President and
                                               Chief Financial Officer

                                         per:
                                               ---------------------

                                                                   EXHIBIT 23(A)





                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS



THE BOARD OF DIRECTORS
INSILCO HOLDING CO.:




We consent to incorporation by reference in the registration statements (No.'s 333-61809 and 333-61811) on Form S-8 of INSILCO HOLDING CO. of our report dated November 12, 1999, relating to the balance sheets of 9011-7243 Quebec Inc. as of October 31, 1999 and 1998, and the related statements of income and retained earnings and cash flows for the years then ended, which report appears in the February 17, 2000, Form 8-K of INSILCO HOLDING CO.



WASSERMAN STOTLAND BRATT GROSSBAUM


MONTREAL, QUEBEC.
FEBRUARY 17, 2000.

                                                                   EXHIBIT 99(A)
INSILCO [LOGO]

Excellence in Electronics, Telecommunications and Automotive Components


                                  NEWS RELEASE




FOR IMMEDIATE RELEASE      INVESTORS:  MICHAEL R. ELIA
                                       SR. VICE PRESIDENT & CFO
                                       (614) 791-3117

                               MEDIA:  MELODYE DEMASTUS
                                       MELROSE CONSULTING
                                       (614) 771-0860

        INSILCO HOLDING CO. REPORTS IMPROVED FOURTH QUARTER AND FULL YEAR
                                  1999 RESULTS

                    Completes Acquisition of TAT Technologies

         COLUMBUS, OHIO, FEBRUARY 21, 2000 -- INSILCO HOLDING CO. (OTC BULLETIN
BOARD: INSL) today reported sales and operating results for the fourth quarter and full year ended December 31, 1999. The Company said that results for its Taylor Publishing business unit, which was divested in February 2000, are being reported as discontinued operations and are therefore not included in consolidated sales and adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and non-operating items plus regular cash dividends from Thermalex, the Company's 50% owned joint venture). The Company is also providing comparative results including and excluding Romac Metals and McKenica, which were divested in mid-1999.

         Sales from the Company's core automotive and technologies businesses increased 24% in the 1999 fourth quarter to $118.8 million from $96.0 million a year ago. The increase was a result of stronger demand from telecommunications, electronics and industrial OEMs, as well as the benefit of $18.3 million in new sales from acquisitions completed in late 1998 and 1999. Consolidated sales for the 1999 fourth quarter, including $7.8 million in 1998 fourth quarter sales from divestitures, increased 14% to $118.8 million, compared to $103.8 million recorded in the 1998 fourth quarter.

         For the full year 1999 sales from the Company's core automotive and technologies businesses increased 14% to $458.3 million from $402.7 million last year. Full year 1999 sales benefited from $54.4 million in sales from acquisitions completed in late 1998 and 1999. Consolidated sales for 1999 increased 10% to $476.4 million from $434.3 million recorded in the comparable period in 1998. Full year 1999 and 1998 consolidated sales included $18.1 million and $31.6 million, respectively, from divestitures completed in the last half of 1999.

         Adjusted EBITDA from ongoing operations for the fourth quarter 1999 increased 23% to $14.2 million from $11.5 million for the fourth quarter 1998. The Company reported that consolidated adjusted EBITDA for the 1999 fourth quarter increased 17% to $14.2 million, compared to $12.1 million recorded in the 1998 fourth quarter, which included $0.6 million in 1998 from the Company's divested operations.

                                     -more-

         Full year 1999 adjusted EBITDA from ongoing operations increased 6% to $57.6 million from $54.1 million for 1998. For the twelve months ended December 31, 1999 and 1998, the Company reported consolidated adjusted EBITDA of $58.7 million compared to $56.4 million, respectively. Consolidated adjusted EBITDA for 1999 and 1998 included $1.1 million and $2.3 million, respectively, from divested operations.

ACQUISITION

         In a separate action, the Company said that it completed the previously announced acquisition of T.A.T. Technology ("TAT"), a Montreal-based provider of cable and wire assemblies. TAT serves original equipment manufacturers (OEMs) in the rapidly growing Optical Networking and Dense-Wavelength Division Multiplexing ("DWDM") segments of the telecommunications industry. TAT had 1999 revenues of approximately $58 million. Financial terms of the transaction were not disclosed.

BUSINESS DISCUSSION

         The Company's Automotive Components Group reported sales of $59.0 million for the 1999 fourth quarter, compared to $51.0 million reported in the year earlier fourth quarter. Fourth quarter sales included $6.4 million from the Company's third quarter acquisition of Thermal Transfer Products, Ltd. Adjusted EBITDA was $9.3 million and $7.4 million for the fourth quarters of 1999 and 1998, respectively. The improved performance for the Group reflects higher margins on worldwide tubing sales and the positive contribution from Thermal Transfer.

         The Company also reported that its 50/50 joint venture with Mitsubishi Aluminum, Thermalex, paid a special dividend of $5.2 million in the 1999 fourth quarter, bringing total regular and special cash dividends paid in 1999 to $10.4 million. The Company said that demand remained strong in 1999 for Thermalex' micro-extruded tubing with the JV posting 20% sales growth in 1999. The Company also recorded $0.4 million and $3.0 million of equity income for the 1999 fourth quarter and full year, which is reported separately after operating income in its consolidated financial statements.

         The Company's Technologies Group reported sales of $59.8 million in the 1999 fourth quarter compared to $45.0 million recorded in the 1998 fourth quarter. Sales increased across most product categories and the 1999 fourth quarter benefited from $11.8 million in sales from acquisitions completed during or after the 1998 fourth quarter. Adjusted EBITDA for the Group was $5.9 million in the 1999 fourth quarter, compared to $5.7 million recorded in the year ago fourth quarter. Adjusted EBITDA was negatively impacted by a $0.6 million litigation settlement relating to a 1994 claim at the Company's stamping operations. Excluding this settlement, adjusted EBITDA for the 1999 fourth quarter increased 14% to $6.5 million from $5.7 million recorded in the year earlier fourth quarter. The Group's operating performance was positively impacted by substantially improved power transformer margins, offset largely by a sales mix shift towards lower margin data grade connectors and temporary production inefficiencies at certain wire and cable assembly facilities.

CEO COMMENTS

         David A. Kauer, Insilco President and CEO, said, "1999 marked a year of significant change for Insilco. Several key acquisitions and divestitures were completed to redeploy our resources to faster growing technology and heat exchanger markets. With the majority of our acquisition integration activities behind us, we expect even greater contributions from these acquisitions in 2000."

                                     -more-

         "Equally important, we have positioned our core businesses to capitalize on key market trends, such as the expanded use of outsourcing and preference for large global suppliers by major OEMs and an increasing demand for aluminum tubing. In addition, we intensified our efforts to reduce our cost structure, including a mid-year corporate restructuring, which is expected to reduce annualized corporate overhead by $3.2 million."

         "We will continue our aggressive focus on enhancing our core businesses' competitive positions and maximizing operating efficiencies in 2000. This is evidenced by the recent sale of our non-core specialty publishing unit, Taylor Publishing. The proceeds from this sale have been used to acquire TAT, which improves our competitive position in the rapidly growing telecommunications industry. We see numerous growth opportunities for the markets in which we have chosen to participate and believe we are well positioned for higher growth in sales and earnings in 2000 and beyond," Kauer concluded.

REPORTED RESULTS

         The Company reported net income of $0.2 million for its fourth quarter ended December 31, 1999, compared to a net loss of ($8.0) million recorded a year ago in the fourth quarter. The loss available to common shareholders for the fourth quarter of 1999 and 1998 was ($0.94) and ($5.93) per diluted share, respectively.

         For the full year 1999, the Company recorded net income of $2.0 million compared to a net loss of ($18.1) million recorded in the year ago twelve months. The loss available to common shareholders for the full year 1999 and 1998 was ($2.81) and ($6.35) per diluted share, respectively.

         Insilco Holding Co., based in suburban Columbus, Ohio, is a diversified manufacturer of industrial components. The Company's business units serve the telecommunications, electronics, automotive and other industrial markets. The Company had 1999 consolidated revenues in excess of $476 million.

         The statements made in this press release which are not historical facts may be deemed forward looking statements, and, as such, are subject to certain risks and uncertainties, including statements with respect to the Company's long-term outlook; growth prospects; the ability to improve operating efficiencies and to further reduce expenses. It is important to note that results could differ materially from those projected in such forward-looking statements. Factors which could cause results to differ materially include, but are not limited to the following: delays in new product introductions, lack of market acceptance for new products, changes in demand for the Company's products, changes in market trends, general competitive pressures from existing and new competitors, adverse changes in operating performance, changes in interest rates, and adverse economic conditions which could affect the amount of cash available for debt servicing and capital investments. Further information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained from time to time in the Company's SEC filings, including but not limited to the Company's report on Form 10-KA for the year ended December 31, 1998 and the Company's reports on Form 10-Q for March 31, June 30, and September 30, 1999. Copies of these filings may be obtained by contacting the Company or the SEC.

Investor Relations Contact: Michael R. Elia, (614) 791-3117 or write to Insilco Holding Co., Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860. You may also visit our web site at http://www.insilco.com.

                             ----------------------
                                TABLES TO FOLLOW

                               INSILCO HOLDING CO.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                   (Amounts in millions except per share data)

                              FOR THE QUARTER ENDED

                                                                                Actual
                                                                              December 31,
                                                                         ----------------------
                                                                           1999         1998
                                                                         ---------    ---------
Sales                                                                    $   118.8    $   103.8
Cost of sales, excluding depreciation                                         90.4         78.0
Selling, general and administrative expenses, excluding depreciation          14.2         13.7
Depreciation and amortization expense                                          5.0          4.3
Significant legal, professional and merger fees                                0.2          0.3
Severance, writedown & other                                                   1.0          0.6
Restructuring charge                                                          (0.1)      --
                                                                         ---------    ---------
    Operating income                                                           8.1          6.9
Interest expense, net                                                        (12.1)       (10.9)
Equity in net income of Thermalex                                              0.4          0.7
Other income, net                                                             (0.3)         1.5
                                                                         ---------    ---------
    Loss before income taxes, discontinued
      operations and extraordinary item                                       (3.9)        (1.8)
Income tax benefit                                                             3.8          1.1
                                                                         ---------    ---------
    Net loss before discontinued operations
      and extraordinary item                                                  (0.1)        (0.7)
Extraordinary item, net of tax                                              --             (5.9)
                                                                         ---------    ---------
    Net loss before discontinued operations                                   (0.1)        (6.6)
Income (loss) from discontinued operations, net of tax                         0.3         (1.4)
                                                                         ---------    ---------
    Net income (loss)                                                          0.2         (8.0)
Preferred stock dividend                                                      (1.6)        (1.4)
                                                                         ---------    ---------
    Net loss available to common                                         $    (1.4)   $    (9.4)
                                                                         =========    =========
Regular cash dividend from Thermalex                                     $  --        $  --
                                                                         =========    =========
Earnings before other income, interest, taxes, depreciation, amortization, and one-time items plus regular cash dividend from
Thermalex                                                                $    14.2    $    12.1
                                                                         =========    =========
Capital expenditures                                                     $    (5.1)   $    (3.9)
                                                                         =========    =========
Loss per share available to common                                       $   (0.94)   $   (5.93)
                                                                         =========    =========

                               INSILCO HOLDING CO.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                   (Amounts in millions except per share data)

                                FOR YEAR TO DATE

                                                                         Actual
                                                                      December 31,
                                                                 ----------------------
                                                                   1999          1998
                                                                 ---------    ---------
Sales                                                            $   476.4    $   434.3
Cost of sales, excluding depreciation (1999 includes $3.2 of
restructuring expenses)                                              363.7        321.6
Selling, general and administrative expenses, excluding
depreciation (1999 includes $056.8f restructuring expenses)           56.8         57.6
Depreciation and amortization expense                                 19.5         16.8
Significant legal, professional and merger fees                        2.7         26.8
Severance, writedown & other                                           5.2          2.4
Restructuring charge                                                   6.4       --
                                                                 ---------    ---------
    Operating income                                                  22.1          9.1
Interest expense, net                                                (47.3)       (32.3)
Equity in net income of Thermalex                                      3.0          2.9
Other income, net                                                     10.5          4.7
                                                                 ---------    ---------
    Loss before income taxes                                         (11.7)       (15.6)
Income tax benefit                                                     6.5          1.9
                                                                 ---------    ---------
    Net loss before discontinued operations
      and extraordinary item                                          (5.2)       (13.7)
Extraordinary item, net of tax                                      --             (5.9)
                                                                 ---------    ---------
    Net loss before discontinued operations                           (5.2)       (19.6)
Income from discontinued operations, net of tax                        7.1          1.5
                                                                 ---------    ---------
    Net income (loss)                                                  1.9        (18.1)
Preferred stock dividend                                              (6.0)        (2.0)
                                                                 ---------    ---------
    Net loss available to common                                 $    (4.1)   $   (20.1)
                                                                 =========    =========
Regular cash dividend from Thermalex                             $     2.8    $     1.3
                                                                 =========    =========
Earnings before other income, interest, taxes, depreciation, amortization, and one-time items, plus regular cash dividend
from Thermalex                                                   $    58.7    $    56.4
                                                                 =========    =========
Capital expenditures                                             $   (15.1)   $   (18.0)
                                                                 =========    =========
Loss per share available to common                               $   (2.81)   $   (6.35)
                                                                 =========    =========

                               INSILCO HOLDING CO.
                                   (Unaudited)
                              (Amounts in millions)

                            SUPPLEMENTAL SEGMENT DATA

                                          Quarter Ended              Year to Date
                                           December 31,              December 31,
                                      ---------------------     ---------------------
                                        1999         1998         1999         1998
                                      --------     --------     --------     --------
SALES
-----
Industrial Businesses:
   Technologies Group                 $   59.8     $   45.0     $  230.0     $  189.8
   Automotive Components                  59.0         51.0        228.3        212.9
                                      --------     --------     --------     --------
      Total Industrial Businesses        118.8         96.0        458.3        402.7
Other                                   --              7.8         18.1         31.6
                                      --------     --------     --------     --------
      Total Sales                     $  118.8     $  103.8     $  476.4     $  434.3
                                      ========     ========     ========     ========

EBITDA
------
Industrial Businesses:
   Technologies Group                 $    5.9     $    5.7     $   28.2     $   28.4
   Automotive Components                   9.3          7.4         32.5         32.1
                                      --------     --------     --------     --------
      Total Industrial Businesses         15.2         13.1         60.7         60.5
Other                                   --              0.6          1.1          2.3
Unallocated Corporate                     (1.0)        (1.6)        (5.9)        (7.7)
Regular Thermalex Cash Dividend         --           --              2.8          1.3
                                      --------     --------     --------     --------
      Total EBITDA                    $   14.2     $   12.1     $   58.7     $   56.4
                                      ========     ========     ========     ========

SALES GROWTH VS. PRIOR YEAR
---------------------------
Industrial Businesses:
   Technologies Group                     32.9%                     21.2%
   Automotive Components                  15.7%                      7.2%
                                      --------                  --------
      Total Industrial Businesses         23.8%                     13.8%
                                        -100.0%                    -42.7%
                                      --------                  --------
      Total Sales                         14.5%                      9.7%
                                      ========                  ========

EBITDA % OF SALES
-----------------
Industrial Businesses:
   Technologies Group                      9.9%        12.7%        12.3%        15.0%
   Automotive Components                  15.8%        14.5%        14.2%        15.1%
                                      --------     --------     --------     --------
      Total Industrial Businesses         12.8%        13.6%        13.2%        15.0%
Other                                                   7.7%         6.1%         7.3%
                                      --------     --------     --------     --------
      Total EBITDA                        12.0%        11.7%        12.3%        13.0%
                                      ========     ========     ========     ========

                               INSILCO HOLDING CO.
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)
                              (Amounts in millions)

                                                      December 31,  December 31,
                                                          1999          1998
                                                        --------      --------
                                 ASSETS
                                 ------
Current assets:
  Cash and cash equivalents                             $    6.6      $    7.5
  Receivables, net                                          79.5          71.4
  Inventories, net                                          58.3          53.0
  Current portion of deferred taxes                          9.6           6.1
  Net assets of Discontinued Operations                      0.2           6.0
  Prepaid expenses                                           2.7           2.5
                                                        --------      --------
       Total current assets                                156.9         146.5

Property, plant and equipment, net                         109.6         101.3
Goodwill, net                                               25.7          14.5
Deferred taxes                                               7.3           1.9
Investment in unconsolidated subsidiaries                    4.5           9.0
Other assets and deferred charges                           18.0          18.0
                                                        --------      --------
       Total assets                                     $  322.0      $  291.2
                                                        ========      ========

                 LIABILITIES AND STOCKHOLDERS' DEFICIT
                 -------------------------------------
Current liabilities:
  Accounts payable                                      $   39.2      $   30.5
  Accrued expenses and other                                24.7          25.4
  Accrued interest payable                                   7.5           4.2
  Current portion of deferred taxes                          1.3           1.6
  Current portion of long-term debt                          1.3           1.3
  Current portion of long-term obligations                   0.9           1.9
                                                        --------      --------
       Total current liabilities                            74.9          64.9

Long-term debt                                             400.6         383.1
Other long-term obligations                                 45.8          45.4
Deferred taxes                                               1.6           --
Minority interest                                            0.1           --
Preferred stock                                             40.1          34.1
Stockholders' deficit                                     (241.1)       (236.3)
                                                        --------      --------
       Total liabilities and stockholders' deficit      $  322.0      $  291.2
                                                        ========      ========